Exhibit 99.1

JOHANNESBURG, 18 February 2021: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW & NYSE: SBSW) is pleased to report operating and financial results for the six months ended 31 December 2020, and reviewed condensed consolidated provisional financial statements for the year ended 31 December 2020.

SALIENT FEATURES FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2020

●	Profit attributable to owners of Sibanye-Stillwater increased to R29,312m (US$1,781m) from R62m (US$5m) for 2019
●	Record adjusted Free Cash Flow (FCF) of R19.9bn (US$1.2bn) – 63x increase from R318m (US$22m) for 2019
●	Driven by larger diversified production base and robust recovery from COVID lockdown in SA
−	Proven ability to assess and respond to challenges
●	Deleveraging achieved – net cash of R3.1bn (US$210m) at end 2020
−	Shift in strategic focus to capital allocation
●	Final dividend of R9.4bn (US$649m) for 2020 – 321cps (US88.8cents per ADR). Full year dividend yield of 8.7%*
●	R6.8bn approved investment in high return SA PGM and gold projects securing operational sustainability and 7,000 jobs

* Based on the average share price of R42.52 for the year end 31 December 2020

US dollar								SA Rand
Year ended		Six months ended						Six months ended			Year ended
Dec 2019	Dec 2020	Dec 2019	Jun 2020	Dec 2020		KEY STATISTICS		Dec 2020	Jun 2020	Dec 2019	Dec 2020	Dec 2019
						UNITED STATES (US) OPERATIONS
						PGM operations[1,2]
593,974	603,067	309,202	297,740	305,327	oz	2E PGM[2] production	kg	9,497	9,261	9,617	18,758	18,475
853,130	840,170	431,681	397,472	442,698	oz	PGM recycling[1]	kg	13,769	12,363	13,427	26,132	26,535
1,403	1,906	1,508	1,837	1,970	US$/2Eoz	Average basket price	R/2Eoz	32,026	30,621	22,150	31,373	20,287
504.2	794.8	295.9	360.0	434.8	US$m	Adjusted EBITDA[3]	Rm	7,081.2	6,002.0	4,332.5	13,083.2	7,290.9
27	29	28	26	32%		Adjusted EBITDA margin[3]	%	32	26	28	29	27
784	874	795	866	882	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	14,342	14,429	11,678	14,385	11,337
						SOUTHERN AFRICA (SA) OPERATIONS
						PGM operations[2,5]
1,608,332	1,576,507	980,343	657,828	918,679	oz	4E PGM[2] production	kg	28,574	20,461	30,492	49,035	50,025
1,383	2,227	1,475	2,002	2,396	US$/4Eoz	Average basket price	R/4Eoz	38,954	33,375	21,671	36,651	19,994
608.3	1,766.5	464.5	542.8	1,223.7	US$m	Adjusted EBITDA[3]	Rm	20,024.4	9,050.1	6,753.2	29,074.5	8,796.2
32	53	32	42	60%		Adjusted EBITDA margin[3]	%	60	42	32	53	32
1,027	1,111	1,074	1,156	1,082	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	17,586	19,277	15,779	18,280	14,857
						Gold operations
932,659	982,559	587,908	403,621	578,939	oz	Gold production	kg	18,007	12,554	18,286	30,561	29,009
1,395	1,747	1,432	1,613	1,850	US$/oz	Average gold price	R/kg	967,229	864,679	676,350	924,764	648,662
(67.0)	472.1	140.0	100.9	371.2	US$m	Adjusted EBITDA[3]	Rm	6,087.4	1,682.9	1,967.7	7,770.3	(969.4)
(5)	28	16	16	36%		Adjusted EBITDA margin[3]	%	36	16	16	28	(5)
1,544	1,406	1,347	1,493	1,347	US$/oz	All-in sustaining cost[4]	R/kg	704,355	800,048	636,405	743,967	717,966
						GROUP
4.5	1,780.9	22.6	563.1	1,217.8	US$m	Basic earnings	Rm	19,926.9	9,385.0	316.8	29,311.9	62.1
(69.7)	1,770.7	19.3	561.5	1,209.2	US$m	Headline earnings	Rm	19,785.1	9,360.4	254.9	29,145.5	(1,008.2)
1,034.3	3,000.4	892.4	990.4	2,010.0	US$m	Adjusted EBITDA[3]	Rm	32,870.9	16,514.0	12,937.5	49,384.9	14,956.0
14.46	16.46	14.69	16.67	16.26	R/US$	Average exchange rate using daily closing rate
1	The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand (rand). In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum and rhodium ounces fed to the furnace
2	The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US Region is principally platinum and palladium, referred to as 2E (2PGM)
3	The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see note 11.2 of the condensed consolidated provisional financial statements. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
4	See “Salient features and cost benchmarks” sections for the definition of All-in sustaining cost (AISC)
5	SA PGM operations’ results for the year ended 31 December 2019 include Marikana operations for the seven months since acquisition

Stock data for the six months ended 31 December 2020		JSE Limited - (SSW)
Number of shares in issue		Price range per ordinary share (high/low)	R36.75 to R60.40
- at 31 December 2020	2,923,570,507	Average daily volume	16,587,898
- weighted average	2,783,583,218	NYSE - (SBSW); one ADR represents four ordinary shares
Free Float	99%	Price range per ADR (high/low)	US$8.64 to US$16.30
Bloomberg/Reuters	SSWSJ/SSWJ.J	Average daily volume	2,788,160

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 1

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OF SIBANYE-STILLWATER

Indisputably, 2020 has been a year of worldwide disruption, devastation and change. The global spread of the COVID-19 pandemic, which gained momentum in early 2020, was unexpected and the impact severe. The pandemic continues to wreak an immense toll on human lives, has transformed society, social engagement and lifestyles, with major impact for global economic activity. The world is steadily learning how to live and work with COVID-19 enabling social and economic activities to continue with reduced disruption, and we are encouraged by the roll out of vaccines and other preventative actions being taken, which may mitigate further negative consequences of the pandemic. There is no doubt that this pandemic has irrevocably changed life as we know it forever and many of the changes, whether enforced or accelerated, will persist long beyond COVID-19.

Paradoxically, while certain industries have been severely impacted by the virus and the global and national initiatives to manage health risks, other industries such as technology, healthcare and online retail have boomed, with global stock markets recovering to record highs. The commodity and mining sectors have largely recovered from the initial demand shock in H1 2020, as global economic recovery has been more rapid than initially expected, with murmurings of another commodities “super cycle” recently growing in volume. This positive outlook is supported by continued stimulus and expansionary monetary policy being maintained by many countries.

The improving outlook for commodities can also be attributed to a visible shift towards more socially and environmentally aware social and regulatory priorities worldwide. This swing towards prioritising a cleaner and greener global future is likely to drive future investment in infrastructure and renewable energy, which will be extremely positive for commodity prices, particularly the essential metals that Sibanye-Stillwater produces and is targeting.

SAFE PRODUCTION

The safe production journey continues and while we continue to make progress and have achieved some notable safety milestones, we are not yet attaining the intended standard of safety performance.  We remain committed to prioritising health and safety in our daily activities.

It was pleasing to note that the key safe production metrics were relatively stable year on-year, despite having to develop and incorporate additional COVID-19 protocols throughout the Group. We also had to contend with the disruptive effect of the lockdown in South Africa in H1 2020 and the complexity of the subsequent safe production build-up following the easing of lockdown restrictions from May 2020. Although the Total Injury Frequency Rate (TIFR) for the Group increased from 8.40 to 8.52 year-on-year and the Serious Injury Frequency Rate (SIFR) ticked higher year-on-year from 3.03 to 3.14, the longer term trend is positive with the TIFR and SIFR significantly better than 2015 levels of 10.33 and 4.68 respectively.

In Q2 2020, the Group achieved the first fatality free quarter since Q4 2018, and the SA gold operations achieved a remarkable milestone of 13 million fatality free shifts over close to a two year period in August 2020.  The loss of nine of our colleagues during the year due to fatal incidents at the SA operations caused significant distress throughout the Group. The Group suffered five fatalities at the SA gold and PGM operations during H2 2020, with four fatalities having occurred previously at the SA PGM operations in Q1 2020.

As per our usual protocols, these incidents have been fully investigated and appropriately managed. These fatalities occurred during periods of significant operational disruption and change (the integration of the Marikana operations in Q1 2020 and the post lockdown return to work from May 2020). At Sibanye-Stillwater, we are responsible for the well-being of more than 80,000 employees and we cannot accept our operating environment (deep level underground and labour intensive) as an inhibitor of excellent safety performance. We will improve overall safety at our operations by addressing behaviour related issues and real risk reduction, to ensure our safe production performance is comparable with international peers. Our values-based culture programme has been developed to address many of the high frequency risks and we believe that we will continue to see improved safe production outcomes as this programme continues to roll out.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

As mentioned, the COVID-19 pandemic, particularly the initial lockdown period at the beginning of 2020 has prompted increased awareness and focus on global responsibility, with ESG continuing to gain prominence and relevance.

At Sibanye-Stillwater, sustainability, which encompasses environmental, social and governance excellence, along with safety as an overriding priority, has always been prominent and woven into our approach to business and the way we interact and deal with all stakeholders.

Since the inception of the company in 2013, our CARES values (Commitment, Accountability, Respect, Enabling and Safety) have informed our strategy and business culture. We have been cognisant since the formation of the Group in 2013, that building a successful and sustainable business cannot be achieved without considering and incorporating the interests and needs of all stakeholders as a fundamental part of how we operate and in so doing, ensure that each derives appropriate benefit or value from our activities. This approach is captured in our vision of “creating superior value for all stakeholders”, which is unchanged and has proven to be prescient with companies across the globe beginning to recognise the importance of all stakeholders subscribing to an ethos of stakeholder capitalism and shunning the historical notion of shareholder primacy.  Investors are increasingly recognising that companies need to have regard for all stakeholders in order to have the social legitimacy to operate that enables them to sustainably generate superior returns.

Our Group purpose is “Our mining improves lives” and this core mantra has become increasingly relevant as the Group has grown and evolved from a South African gold producer in 2013, to a global, diversified precious metals corporation today. We improve lives in a myriad of multi-faceted ways: from the jobs we provide, employing over 80,000 people worldwide, to the businesses we support and continue to develop and grow in our supply chain, to the communities we support and develop, to the critical financial contribution we make to local and national governments and to the importance of the metals we produce to ensure a cleaner, greener and more sustainable world for all.

From a social perspective, assisting stakeholders to manage the COVID-19 pandemic was a primary focus during 2020. The Group has continued to provide comprehensive support to employees and their families, local communities and regional and national government in the ongoing struggle with the COVID-19 pandemic (detail on these ongoing efforts was provided in the previous Operating and Financial Results for the six months ended 30 June 2020, which was published on 27 August 2020).

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 2

It is clear that we will be living and working in a COVID-19 affected world for the foreseeable future, although the availability of vaccines marks the start of a new phase in combatting the pandemic. While the roll out of the vaccines has commenced in Montana with mine employees prioritised as essential workers during an early phase of the state’s inoculation programme, the roll out of the vaccine in South Africa has just begun and a holistic vaccination programme to protect against severe disease and attain the goal of population immunity within a reasonable time frame, is in its early stages. The eventual role that the private sector will discharge in this programme remains unclear.

The SA mining industry has expressed its commitment to assist Government with the logistics of the vaccine roll out throughout the country. Significant Company resources are available to assist should it be required, including our 44 healthcare facilities and qualified healthcare professionals spread throughout the regions in which we operate. We have proven the capability and capacity of our systems to deliver health care services to our workforce and communities through the COVID-19 lockdown and subsequent return to work, which has been effectively managed.

Our analysis indicates that we should be able to vaccinate approximately 18,000 people per day, enabling us to cover our entire workforce within a week and extend the same benefit to their families and many people in our doorstep communities in a relatively short period. Board approval has already been granted to commit up to R200 million in direct and indirect funding/assistance to the vaccine roll out effort.

This represents a significant commitment and as such needs to be accompanied by specific conditions. These include:

●	The direct monetary contribution will be administered through the Solidarity Fund to coordinate proper and effective application
●	We support the phased approach by Government, with the highest risk citizens such as healthcare workers in both the public and private sectors logically prioritised as a first phase. While we acknowledge classification of the mining industry as an essential service included in the second phase of the national vaccine roll out, we consider that vaccines acquired or financed directly by the company should be allocated for employees and their dependents (and communities if required) and preferably administered through our health care facilities by our qualified professionals
●	We require full transparency on the commercial arrangements for vaccine procurement by Government and the management of logistical resources.

With regard to environmental aspects, as the largest primary producer of PGMs worldwide and one of the largest recyclers of autocatalysts containing PGMs in the US, the Group already makes a significant contribution to ensuring a clean and safe environment. Due to their unique chemical and physical characteristics and catalytic qualities, for decades the PGMs have been essential metals utilised in catalytic converters in the exhausts of internal combustion engine automobiles in order to transform noxious exhaust gasses into more benign components.  The Group is positioned to play an increasing role in the future green economy, via its battery and tech metal strategy and the growing potential of the hydrogen economy, which may significantly increase demand for PGMs.

In line with our commitment to ESG excellence and continual improvement throughout the business, a comprehensive review of the Group environmental and energy footprint was undertaken, which indicates that we should be able to achieve carbon neutrality by 2040. Considering the origins of the Sibanye-Stillwater Group with its deep level, energy intensive SA gold operations, which together with our other SA operations, are currently entirely dependent for their electricity needs on largely coal fired power from the South African state utility Eskom, this will be a commendable achievement. We aim to achieve this goal by, inter alia:

•	Advocating for an enabling electricity supply industry in South Africa, supportive of decarbonisation
-Direct representation on the Energy Intensive Users Group, BUSA electricity policy task team, and other sectoral forums
•	Energy and decarbonisation governance through policy, strategy, target setting and performance management
-Decarbonisation targets built into the LTI framework
•	Improving energy efficiency
-Targeted 2-3% year on year improvements minimum
-165,260tCO2e of emissions avoided in 2020
•	Increasing renewables as part of our energy mix
-50MW solar PV plant in development, with 200MW of additional solar PV, storage and wind projects under investigation
-20% renewable penetration at a minimum by 2040

We believe that we can accelerate the transition to carbon neutrality, and have an ambition to achieving a zero carbon footprint for the Group by 2040. We will ensure that stakeholders are kept appraised of our progress in this regard together with our ongoing efforts towards excellence in other environmental measures, on a regular basis.

OPERATING AND FINANCIAL REVIEW

2020 was a defining year for the Group, marking the end of the deleveraging phase that has prevailed over the past three years. Despite the significant challenges associated with the COVID-19 pandemic, the Group delivered a record financial performance and made notable progress towards delivery on many strategic targets. This performance is testament to benefits of the strategic growth and diversification undertaken in recent years and reflects the quality, depth and resilience of the Sibanye-Stillwater leadership. We have come out of this period strongly, and the Group is well positioned for the ongoing delivery of value for all stakeholders.

Despite the ongoing implementation and observance of COVID-19 protocols to support the health and wellbeing of our workforce, production from the three operating segments for 2020 was consistent with the prior year. The build-up to normalised production levels at the SA operations from the COVID-19 lockdown in Q2 2020 exceeded forecasts despite the adoption of a phased return to work in order to protect the health and safety of employees during this sensitive period. Both the SA gold and PGM operations reached normalised production rates in November 2020, positioning the Group for an improved operational performance in 2021.

The SA PGM operations produced 1,576,507 4Eoz in 2020 (including attributable ounces from Mimosa), exceeding the upper limit of revised annual guidance of between 1,350,000 4Eoz and 1,450,000 4Eoz by 9%, with PGM production of 918,679 4Eoz for H2 2020, 40%

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 3

higher than for H1 2020. Mined PGM production from the US PGM operations of 603,067 2Eoz in 2020 was marginally higher year-on-year, but below revised guidance of between 620,000 and 650,000 2Eoz, primarily due to the impact of a spike in COVID-19 infections at the US PGM operations in Q4 2020, associated with a severe wave of COVID-19 infections in Montana. Despite the COVID-19 disruptions, H2 2020 production of 305,327 2Eoz was 3% higher than for H1 2020, with most operating trends improving towards the end of the year. Production from the SA Gold operations (excluding DRDGOLD) of 25,190kg (809,877oz) was 3% above revised guidance of between 23,500 and 24,500kg (756,000oz and 788,000oz), with production of 15,023kg (483,001oz) for H2 2020, 48% higher than for H1 2020.

This solid operational performance underpinned the record financial results by obtaining full exposure to higher average precious metal prices. The average 4E PGM basket price increased by 83% to R36,651/4Eoz (US$2,227/4Eoz) for 2020 with the average 2E PGM basket price increasing by 36% to US$1,906/2Eoz (R31,373/2Eoz) and the average rand gold price increasing by 43% to R924,764/kg (US$1,747/oz). The average SA exchange rate depreciated by 14% to R16.46/US$ for the year.

Group revenue increased by 75% year-on-year to R127,392 million (US$7,740 million), with H2 2020 revenue of R72,374 million (US$4,439 million) on par with full year revenue of R72,925 million (US$5,043 million) for 2019. Group adjusted EBITDA for 2020 increased by 230% year-on-year to R49,385 million (US$3,000 million) compared to R14,956 million (US$1,034 million) for 2019.

This resulted in profit attributable to owners of Sibanye-Stillwater, increasing 472 fold from R62 million (US$5 million) for 2019 to R29,312 million (US$1,781 million). Basic earnings per share (EPS) of 1,074 cents (US 65 cents/US 261 cents/ADR) and headline earnings per share (HEPS) of R1,068 cents (US 65 cents/US 260 cents/ADR) increased by 53,600% and 2,770% respectively year-on year.

Sibanye-Stillwater’s economic contribution to the regions in which we operate grew commensurately to our profitability, with royalties increasing by 310% to R1,765 million (US$107million) for 2020 from R431 million (US$30 million) for 2019 and current mining tax increasing from R1,849 million (US$128 million) for 2019 to R5,374 million (US$327 million) for 2020. Along with other taxes, this R4,859 million (US$295 million) higher fiscal contribution is significant, particularly during a period when many countries have experienced economic devastation associated with the COVID-19 pandemic.

The Group deleveraging was successfully achieved during the year, with borrowings reducing by R5,354 million (US$444 million) to R18,383 million (US$1,251 million) and cash and cash equivalents increasing to R20,240 million (US$1,378 million). On a trailing 12 month basis, adjusted EBITDA increased by 230% to R49,385 million (US$3,000 million) resulting in a net cash: adjusted EBITDA ratio of 0.06x compared to net debt: adjusted EBITDA of 1.25x at the end of 2019.

This accelerated deleveraging has significantly de-risked the Group from a financial perspective, addressing what market analysts have continually highlighted as a primary concern and a justification for a relative discount in our investment rating since 2017. Completing this strategic priority allows for a shift in the strategic focus from deleveraging to capital allocation - securing an appropriate balance between consistent and sustained flows of value to stakeholders and allocating capital to ensure the sustainability of the Group and support strategic growth.

After giving due consideration to the successful resumption of operations to normalised operating levels during H2 2020 and the robust financial position of the Group, the Board declared a year-end dividend which delivers a full year dividend to shareholders at the top end of the Group policy range.

Normalised earnings** which are the basis for the declaration of dividends as per the Group dividend policy (see note 9 of the condensed consolidated provisional financial statements), increased by R28,247 million (US$1,696 million), to R30,607 million (US$1,860 million) for 2020 from R2,360 million (US$163 million) in 2019, resulting in the Board declaring  full year dividends of R10,713 million (US$649 million) or 371 cents per share (US$25.15 cents per share or US$100.62 cents per ADR).  This is equivalent to an approximate dividend yield of 6% at the prevailing share price, well ahead of most peers. Adjusting for the 50 cent per share interim dividend (US$2.94 cents per share or US$11.79 cents per ADR) results in a final dividend for 2020 of approximately R9,375 million (US$649 million) or 321 cents per share. (US$22.21 cents per share or US$88.83 cents per ADR)

** Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gains and losses on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, net other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate. This measure constitutes pro forma financial information in terms of the JSE Listings Requirements and is the responsibility of the board of directors (Board)

INVESTING FOR SUSTAINABLE VALUE

On 15 February 2020 Group Mineral Resources and Reserves were updated for the year ended 31 December 2020. Of primary significance was the 40% increase in the 4E PGM Mineral reserves at the SA PGM operations to 39.5M 4Eoz, primarily due to the inclusion of 12.7M 4Eoz PGM Mineral Reserves from the K4 project at the Marikana operation and the Klipfontein opencast project (0.1Moz) at the Kroondal operation. Gold Mineral Reserves at the SA gold operations and 2E PGM reserves at the US PGM operations remained stable at 11.3Moz and 26.9M 2Eoz respectively. Following the optimisation of the mining layout and scheduling at the Burnstone Project, combined with estimation model improvements, gold Mineral Reserves for the SA gold projects increased by 8% or 0.3Moz to 4.3Moz.

On 16 February 2021 the Board approved the development of the K4 and Klipfontein projects at the SA PGM operations and the resumption of capital development and equipping at the Burnstone gold project. This represents a significant capital investment of approximately R6.8 billion in high return organic projects in South Africa. The projects have a combined NPV of R5.1 biillion at conservative project prices assumed for the evaluations, which increases significantly to R26.9 billion at current spot prices. In addition to this value add for investors in Sibanye Stillwater, the ancillary benefits for communities and other stakeholders will be significant. Approximately 7,000 jobs will be created and sustained over the life of the projects, with significant financial benefits likely to accrue to local communities and regional and national government

The K4 project is a tier one, low cost, brownfields PGM expansion project at the Marikana operations. The project entails completion of the project, which was significantly advanced by Lonmin with R4.4bn of sunk capex before Lonmin suspended the project due to capital constraints. The K4 project has low execution risk and is expected to be brought into first production within 12 months and reach sustainable annual production of approximately 250,000 4Eoz and at average operating costs of approximately R16,000/4Eoz

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 4

achieved in approximately seven years. Project capital investment of R3.9 billion is relatively low for a project of this scale, resulting in superior NPV of R3 billion and an IRR of 33% with a six-year payback using conservative project price assumptions. The NPV increases seven fold to R21 billion with an IRR of 80% and a four year payback at current spot metal prices.

The Klipfontein project is a small robust open cast PGM opportunity, which will be developed in terms of the existing Pool and Share Agreement (PSA) with Anglo American Platinum at the Kroondal operations. The Klipfontein project will produce approximately 40,000 4Eoz per annum over a three year LoM of with low average operating cost around R9,000 4Eoz. Project capital is estimated at R66 million, predominantly in the first year, yielding a NPV of R738 million and an IRR of 70% using conservative project price assumptions. The NPV increases to R2.1 billion with an IRR of 110% at current spot metal prices.

These projects will deliver significant socio-economic benefits to the Rustenburg region, with the K4 project providing approximately 4,380 jobs at steady state and the Klipfontein project approximately 124 jobs. Both projects will create meaningful opportunities for local procurement, skills transfer and the provision of economic benefits to local SMMEs and local communities.  The Klipfontein project will sustain the production profile of Kroondal for longer and the K4 project will ensure the sustainability of the Marikana operations for ~50 years.

The Burnstone project is a low cost, extensively pre-developed gold asset in the Balfour area, Mpumalanga which was previously operated under Great Basin Gold. The project will ramp up over five years to a steady state production of around 130,000oz per annum for 10 years with average operating costs of around R420,000/kg. Project capital investment of R2.3 billion returns an NPV of R1.4 billion and an IRR of 24% with a payback of seven years using conservative project price assumptions. The NPV increases to R3.8 billion with an IRR of 39% at the current spot rand gold price.

The Balfour community is an impoverished community in Mpumalanga facing severe socio-economic challenges, which will benefit significantly from economic investment in the region and the resultant employment. The mine will create 2,500 permanent jobs in an area faced with unemployment exceeding 30% and will create meaningful opportunities for local procurement and SMME development and the transfer of skills.

In addition to these projects approved by the Board, the Group has an extensive pipeline of organic projects including downstream beneficiation opportunities, primarily in South Africa, which could be developed under appropriate conditions. Amongst the projects identified and undergoing further assessment are:

●	At the SA PGM operations, the East 3 shaft, M5 project (old Marikana) decline and East 4 project (Pandora complex) at the Marikana operation, the Siphumelele 1 shaft UG2 project and below infrastructure Merensky extensions on the Thembelani and Khuseleka shafts at the Rustenburg operation and the Meccano chrome project at Kroondal
●	At the SA gold operations the Bloemhoek project adjacent to the Beatrix operation is undergoing further evaluation with work on the secondary reef projects at the Kloof and Driefontein operations continuing

Aside from the initial project capital, investment in organic projects of this nature would secure operational sustainability and deliver significant benefits for all stakeholders over many years, creating direct and indirect employment, fostering the development of supplier industries and SMMEs to support the operations, delivering community upliftment  and support via SLPs and other social development projects and would contribute significantly to local and national Government in the form of rates, taxes and royalties.

Investing in capital intensive long life projects is not simply a commercially driven decision however, and is influenced by many other considerations other than the incentive pricing of commodities relative to operating costs. These factors include assumptions about the prevailing and future investment environment and the long term operating context, Government policy and regulatory efficiency and other factors which affect the required minimum rate of return or hurdle rate required to justify investment.

The commitment to invest approximately R6.8 billion in the three major capital projects approved by the Board should not be construed as a vote of confidence in the investment climate in South Africa. Continued policy uncertainty, combined with other risks, such as those related to the reliability of water and power availability and the uncertain outlook for electricity costs, as well as risks of social disruption and inefficient regulatory processes are ongoing deterrents to significant investment.

This has been apparent in previous commodity upcycles, where only projects with an extremely strong commercial case can be justified, resulting in SA lagging the rest of the world in terms of investment and growth of its mining sector. The projects we have approved are among the best in the industry due to specific characteristics, which enhance their attractiveness and supported the investment decision. These factors include significant pre-development by previous owners, resulting in relatively low capital to completion, a short lead time to first production and a quick payback on invested capital, which reduces the risk significantly and delivers superior returns. Few projects offer these characteristics and hence investment in the mining sector has been limited in recent years. Roger Baxter, CEO of the Minerals Council recently referred to potential investment of about R20 billion that could be approved by the SA mining industry in a supportive environment – as you can see from the investments we have just declared, this number is likely to be conservative.

A significant effort is going to be required to revitalise and reboot the mining industry and, with it, the national economy. The mining industry remains a critical component of the South African economy with strong multiplier effects into supporting industries and communities, and has the potential to catalyse and drive much needed growth, particularly with the increasingly positive outlook for a sustained period of higher commodity prices.

An example of this potential can be seen in recent reports which suggest that estimated South African tax revenue receipts for 2020 may be close to R300 billion, delivering a surplus of up to R100 billion more than prior projections of R200 billion for 2020. A significant component of this windfall can be attributed to increased royalty and tax receipts from the mining industry, which was the first to resume commercial activity after the lockdown in April 2020 and benefited from rising commodity prices in the latter part of the year. This is evident in a significant increase in royalties and taxes for the Group during 2020 as previously pointed out, which increased by 213% or R4,860 million (US$295 million) year on year, despite the impact of the COVID-19 pandemic. This surplus income is a welcome boon for the South African economy, which has been struggling financially for some time and was dealt a severe blow by COVID-19.

It is clear that the mining industry plays a critical role in the South African economy and could be the driver of much needed, but until now, absent economic growth. With an increasingly positive outlook for a sustained period of higher commodity prices, the

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 5

mining industry could be a strong driver of South Africa’s economic recovery. This potential will only be fully realised in a much more supportive environment however – one which incentivises, attracts and provides security for long term investment.

We have a significant opportunity as a country, which we cannot afford to squander. The private sector in South Africa has indicated its readiness to participate in the renewal of the economy. It will require significant courage and change from Government and other stakeholders to facilitate this.

OUTLOOK

The impact of the COVID-19 pandemic global economy during 2020 was profound and led to an approximate 14% decline in global demand for platinum, palladium and rhodium. The impact of this decline in demand on PGM prices was short lived however, with prices recovering rapidly at the end of Q1 2020, following the imposition of the countrywide lockdown in South Africa from late March 2020.  The suspension of mining until May, followed by a gradual buildup of production during the remainder of the year, resulted in global primary platinum, palladium and rhodium supply declining by approximately 11% for 2020, largely offsetting the drop in demand.  Secondary supply from recycling was also 10% lower due to COVID-19 related restrictions, which affected global recycling logistics, as well as fewer vehicles being scrapped.  Converter plant failures at Anglo American Platinum’s processing operations in Q1 2020 and Q4 2020 exacerbated the supply shortfall from South Africa, with the second outage adding to an already tight market and driving PGM prices higher at year end and into 2021.

We expect sustained palladium deficits into 2024, supported by recovering auto sales and tightening emissions regulations in key markets, resulting in increased autocatalyst loadings. Thereafter, we forecast growing palladium surpluses  as new mine supply comes online (from our US PGM operations and from Norilsk Nickel), and substitution of palladium with platinum in gasoline autocatalysts accelerates.

Conversely, we expect platinum market surpluses to narrow over the first half of the decade, with deficits forecast from 2024. This is largely due to the effect of substitution and declining production from SA.  Our three-year investment into research and development (R&D) of a tri-metal catalyst for gasoline cars, together with BASF, has been successful. The tri-metal catalyst is able to replace palladium with platinum in a 1:1 ratio. Based on current uptake estimates substitution of palladium with platinum could increase to over 1Moz by 2025.  Better alignment of the PGM basket demand with supply will provide longer-term sustainability and greater price stability. Growing acceptance of substitution in gasoline autocatalysts and increasing investment interest in  the hydrogen economy has resulted in the platinum price achieving multi-year highs in 2021. We expect the platinum price to be well supported, with significant upside over the next 5 years.

Rhodium’s sustained market deficits and runaway prices are a growing concern in the absence of investment into new supply or alternative catalysts to meet tightening emissions regulation. We believe that R&D into substitution of rhodium must be considered over the near term.

The near to medium term fundamental outlook for PGMs is robust. As the largest primary  producer and recycler of PGMs in the world, Sibanye-Stillwater’s investments into high return, organic growth projects  positions us well to support PGM demand driven by increasing social pull and regulatory drive  for a cleaner environment. Aspirational climate change targets in Europe and other parts of the world have raised investor interest in the hydrogen economy. Longer-term production of green hydrogen for industrial use is supportive of demand for both platinum and iridium.

With the medium term evolution of the automobile drive train from internal combustion engines (ICE) to greener technologies, such as battery electric, fuel cell electric and hybrid vehicles, we continue to monitor and evaluate the sector for entry points that meet our strategic objectives.

As our customers’ needs change, the opportunity for us to further build on our mining platform and diversify our offering will ensure that we remain a preferred supplier of strategic metals for tomorrow’s powertrains.

OPERATING GUIDANCE FOR 2021

A meaningful increase in mined 2E PGM production from the US PGM operations is forecast for 2021. Mined 2E PGM production is forecast to be between 660,000 2Eoz and 680,000 2Eoz, with AISC of between US$840/2Eoz to US$860/2Eoz. Capital expenditure is forecast to be between US$300 million and US$320 million, approximately 60% of which is growth capital in nature.

4E PGM production from the SA PGM operations for 2021 is forecast to be between 1,750,000 4Eoz and 1,850,000 4Eoz with AISC between R18,500/4Eoz and R19,500/4Eoz (US$1,230/4Eoz and US$1,295/4Eoz). Capital expenditure is forecast at R 3,800 million (US$ 253 million) with levels for 2021 elevated due to carry over of approximately R800 million (US$53 million) of capital from 2020 which was unspent due to the COVID-19 disruptions. In addition, R1,500 million (US$100 million) of project capital expenditure is expected following the approval of the K4 and Klipfontein projects.

Gold production from the SA gold operations for 2020 is forecast at between 27,500kg (884,000oz) and 29,500kg (948,000oz) with AISC between R760,000/kg and R815,000/kg (US$1,576/oz and US$1,690/oz). Capital expenditure is forecast at 4,025 million (US$268 million), including carry over of approximately R400 million (US$27 million) of capital from 2020 which was unspent due to the COVID-19 disruptions. R425 million (US$28 million) of project capital expenditure has been provided for the Burnstone project.

The dollar costs are based on an average exchange rate of R15.00/US$.

Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 6

Safe PRODUCTION

Safe production is a Group imperative and the Group remains committed to achieving zero harm in the work place. Recent safe performance achievements suggest that this goal is attainable and we continue to refine and adapt our safe production strategy and protocols. The Group safety performance for 2020 was sound, considering the significant disruption and distractions caused by the COVID-19 pandemic, with the Group Serious Injury Frequency Rate continuing to decline, falling from 4.68 in 2015 to 3.03 in 2020 and the Total Injury Frequency Rate (TIFR) of 8.52 up from 8.40 in 2019, but showing an overall 18% improvement compared with 2015, despite the significant growth in the company since then.

The loss of nine of our colleagues during the year, due to fatal incidents at the SA operations, caused significant distress throughout the Group. After recording zero fatalities during Q2 2020 and the SA gold operations achieving a record and remarkable milestone of 13 million fatality free shifts (FFS) over a close to two year period prior, the Group suffered five fatalities at the SA gold and PGM operations during H2 2020, with four fatalities previously occurring at the SA PGM operations in Q1 2020.

The Board and management of Sibanye Stillwater extend their sincere condolences to the family and friends of our fallen colleagues at the SA Gold and PGM operations: Mr Jaoa Silindane, Mr Khulile Nashwa, Mr Emanoel Kaphe, Mr Rossofino Manhavele, Mr Mfuneko Manikela, Mr Bonginkosi Hlophe, Mr Hlopang Temeki, Mr Cebo Gungthwa and Mr Erens Mello. All incidents have been thoroughly investigated together with the relevant stakeholders to ensure that they are not repeated and appropriate support provided to the families.

The SA PGM operations also experienced a TIFR at 9.20, an increase from 7.84 for 2019, largely due to a regression in H2 2020, with the return to work from the COVID-19 lockdown, but in line with the figures going back to 2014. On 8 Dec 2020 the SA PGM operations plants and concentrators achieved a significant milestone of 13 million FFS.

The US PGM operations reported further improvement in safe production achieving a notable milestone of 3 million fatality free shifts having operated without any fatal incidents since October 2011.

An overall improvement in the safe production performance for the SA gold operations was marred by four fatal incidents in H2 2020 after close to two years’ operating without any fatalities. The TIFR for 2020 6.99 was the lowest level for the SA Gold operations since inception.

US PGM operations

Mined 2E PGM production for 2020 of 603,067 2Eoz, was 2% higher than for the comparable period in 2019, although 3% below the lower end of revised production guidance for 2020, with the state of Montana significantly impacted by the second wave of COVID-19 infections during Q4 2020. AISC for 2020 increased by 11% to US$874/2Eoz due to significantly higher sustaining capital which increased by 32% year-on-year to US$124 million; higher royalties, taxes and insurance which increased by approximately US$24 million (US$38/2Eoz of the AISC increase) due to a 36% higher 2E PGM average basket price at US$1,906/2Eoz and unbudgeted COVID-19 costs (approximately US$6 million or US$10/2Eoz). Despite COVID-19 challenges, total development increased by 3% year-on- year to 27,038m, with development rates improving towards year-end.

The Fill The Mill (FTM) project at the East Boulder mine was brought in on time achieving a sustainable annual run rate of 40,000 oz per annum in December 2020.

3E PGM recycling for 2020 decreased by 2% to 840,170 3Eoz primarily due to lower deliveries for Q2 2020 as a result of the disrupted supply chains earlier in the year. Recycling receipts increased significantly during Q4 as supply chains normalised.

The recycling operations fed an average of 26.4 tonnes per day of spent catalysts in 2020, 2% lower than 2019, but the rate picked up from 25.4 tonnes in H1 2020 to 27.5 tonnes per day in H2 2020, consistent with rates in H2 2019. Increased recycling receipts resulted in recycling inventory building to approximately 600 tonnes in Q3 2020 before being drawn down to approximately 400 tonnes by year end. Recycling inventory is expected to normalise to below 200 tonnes during H1 2021, with a resultant release of working capital.

The average 2E PGM basket price of US$1,906/2Eoz for 2020 was 36% higher than for 2019, resulting in adjusted EBITDA from US PGM operations of US$795 million, 58% higher than for 2019. The recycling operation contributed approximately US$53 million to this total.

Capital expenditure for 2020 was 15% higher than for 2019 at US$269 million with sustaining capital 32% higher at US$124 million and growth capital 3% higher at US$145 million mainly incurred at Stillwater East (SWE) and in completing the FTM project.

Mined PGM production of 305,327 2Eoz for H2 2020 was 1% lower than the comparable period in 2019 but 3% higher than H1 2020. Production from the Stillwater mine (including Stillwater West (SWW) and SWE) for H2 2020 was 194,461 2Eoz, 1% higher than the comparable period in 2019. East Boulder (EB) delivered 110,865 2Eoz for H2 2020, 5% lower than for 2019 due to lower grades and COVID-19 related production shortfalls.

There was an improvement in most operational metrics towards year end, with an increase of 16% in development rates in H2 2020 relative to H1 2020 and a 23% increase relative to H2 2019, consistent with the renewed focus on increasing operational flexibility at SWE. AISC of US$882/2Eoz for H2 2020 was 11% higher than for H2 2019 largely due to lower PGM production, higher ground support costs and higher sustaining capital. As a result of the 31% increase in the average basket price for H2 2020 to US$1,970/2Eoz, royalties and taxes increased, accounting for approximately US$42/2Eoz of the AISC increase. COVID-19 related expenditures of approximately US$3 million were incurred in H2 2020.

Blitz project update

As previously updated, the operating review on the Stillwater East (SWE)(Blitz) project has indicated a delay of up to two years, with production from SWE expected to reach the steady state run rate of approximately 300,000 2Eoz per annum in 2024. SWE has experienced various operational challenges and disruptions over the last 18 months, including:

●	ground conditions neccessitated modifications to mining methods and ground support to ensure safe extraction

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●	ventilation constraints temporarily resulted in concentrated mining fronts leading to sporadic elevated DPM levels that required ventilation modifications to remedy
●	higher than expected water ingress requires extensive grouting campaigns negatively impacting primary and secondary development efficiencies
●	COVID-19 negatively affected productivity and caused equipment and material delays as a result of associated supply chain challenges. As a consequence capital projects not on the project critical path, were delayed in the interest of contractor deployment efficiency. Key project build components were also negatively impacted by some suppliers of key project components declaring of force majeure

Following a review, replanning and subsequent project optimisation undertaken during H2 2020, we are confident that a run rate of 300,000 2Eoz per annum will be achieved in 2024. The delay in the production build-up does impact on forecast capital and operating costs. Approximately US$375 million project capital will be required to reach steady state production in the next three years of with AISC for the total US PGM operations is forecast to reduce to an average of US$750/2Eoz (2021 monetary terms) once steady state production at SWE is achieved, including around US$210/oz of annual stay in business capital.

SA PGM operations

The operational performance from the SA PGM operations was commendable considering the sizeable challenges and operating adjustments required during the year. 4E PGM production of 1,576,507 4Eoz for 2020 (including attributable ounces from Mimosa), 9% above the upper limit of revised annual guidance of 1.35 – 1.45 million 4Eoz, production building back to pre COVID rates by November 2020, well ahead of expectations with PGM production for H2 2020 40% higher than for H1 2020. Production for 2020 was 2% lower than 2019 but due to the acquisition of Lonmin in June 2019 it is not directly comparable.

Considering the impact of COVID-19 on production and additional COVID-19 costs, costs for 2020 were well contained with AISC of R18,280/4Eoz (US$1,111/4Eoz) below revised market guidance of R18,500-R20,500/4Eoz. As a result of the transition of the Rustenburg operation from a purchase of concentrate (PoC) processing arrangement with Anglo American Platinum to toll processing (explained in 2019 in detail) as well as the inclusion of Marikana from June 2019, which significantly impacted AISC on a production weighted basis, full year AISC comparison for the full year 2020 with 2019 is not appropriate. Comparing AISC for H2 2020 with H2 2019 is more representative. AISC of R17,586/4Eoz (US$1,082/4Eoz) for H2 2020 was 11% higher than for H2 2019, primarily due to lower production year-on-year (6% lower due to the build-up after the COVID-19 lockdown) and higher royalties, which added R975 million or R1,061/4Eoz (US$65/4Eoz) to AISC.

Capital expenditure of R2,197 million (US$133 million) for 2020 was lower than guidance of R3,100 million (US$214 million) at the beginning of the year due to the impact of the COVID-19 lockdown on the operations. The capital underspend in 2020 will be caught up during 2021, including delayed equipment deliveries such as trackless mobile machinery rebuilds for mechanised operations, fire retardant belting and tailing facilities rehabilitation at Marikana operations.

Underpinned by the consistently strong operational performance and significantly higher PGM prices, with the average 4E PGM basket price of R36,651/4Eoz (US$2,227/4Eoz) for 2020, 83% higher than for 2019, profitability from the SA PGM operations was significantly higher. Adjusted EBITDA for 2020 of R29,075 million (US$1,767 million) was 231% higher than adjusted EBITDA of R8,796 million (US$608 million) for 2019, with the average adjusted EBITDA margin increasing from 32% for 2019 to 53% in 2020.

With the production from the SA PGM operations having returned to normalised pre-COVID -19 levels during Q4 2020 and with the PGM basket price continuing to increase during Q1 2021, the operating and financial outlook for 2021 is extremely positive. At spot price 15 February 2021, the SA PGM 4E revenue basket is around R47,300/4Eoz with Rhodium comprising 55%, palladium 23% and platinum 21% respectively of the basket revenue.

H2 2020 Chrome sales of 1,108k tonnes were lower than the 1,286k tonnes in H2 2019.  Chrome revenue of R924 million (US$57 million) for H2 2020 was slightly higher than chrome revenue of R903 million (US$61 million) for H2 2019 despite the chrome price reducing from US$143/tonne in H2 2019 to US$140/tonne in H2 2020, as a result of the 11% weakening of the R/US$.

4E PGM production of 918,679 4Eoz for H2 2020 declined by 6% relative to the comparable period in 2019 with AISC 11% higher to R17,586/4Eoz (US$1,082/4Eoz). This was impressive given the controlled and phased production build-up, post the COVID-19 lockdown in Q2 2020. H2 2020 adjusted EBITDA increased by 197% to R20,024 million (US$1,224 million) with Marikana alone generating adjusted EBITDA of R8,901 million (US$544 million), an extraordinary feat given an acquisition price of R4,307 million (US$290 million) in June 2019. Capital expenditure of R1,383 million (US$85 million) for H2 2020 was 18% lower than H2 2019 with ORD 12% lower and sustaining capital 22% lower, due to the phased production build up.

4E PGM production from the Rustenburg operation of 337,392 4Eoz was 5% lower than for H2 2019.  Underground production declined by 8% year-on-year to 303,489 4Eoz due to the phased build-up in production post COVID-19.  A focus on surface production to offset lower underground production resulted in surface tons milled increasing by 23% to 2.81 million tons with 4E PGM production from surface sources increasing by 39% to 33,903 4Eoz.  AISC at the Rustenburg operations increased by 18% year-on-year to R17,939/4Eoz (US$1,103/4Eoz), primarily due to lower production and R614 million (US$38 million) or R1,820/4Eoz (US$111/4Eoz) higher inventories than 2019. In addition there was a R390 million (US$24 million) or R1,156/4Eoz (US$71/4Eoz) increase in royalties due to higher PGM basket revenues.

Kroondal’s performance was solid considering the impact of the COVID-19 pandemic on the operations. Attributable 4E PGM production for H2 2020 of 114,412 4Eoz was 14% lower than for the comparable period in 2019, reflecting the phased production build-up after the COVID-19 lockdown. As a result of the mechanised and less labour intensive nature of underground mining at Kroondal, the operation was less impacted by the COVID-19 lockdown and able to ramp up production quicker than the conventional mines at the Rustenburg and Marikana operations. Kroondal’s AISC of R13,066/4Eoz (US$804/4Eoz) for H2 2020, was 16% higher than the comparable period in 2019, primarily due to lower production volumes as a result of COVID-19 disruptions higher royalties and COVID related costs.

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The integration of the Marikana operation progressed smoothly notwithstanding the COVID-19 interruptions, delivering corporate and operational synergies of approximately R1.83 billion per annum by year end, well above initial transaction estimates of approximately  R730 million per annum . 4E PGM production for H2 2020 of 381,838 4Eoz was 11% lower than for H2 2019, primarily due to the phased return to production following the COVID-19 lockdown in Q2 2020, which was achieved by November 2020.

Underground production was 14% lower year-on-year with surface operations granted a priority status during the lockdown period to compensate for reduced underground activity during the build-up. Surface production increased by 23% for H2 2020 relative to H2 2019 to 45,876 4Eoz. AISC of R18,970/4Eoz (US$1,167/4Eoz) was 7% higher than H2 2019 due to lower 4E PGM production. Similar to Rustenburg, higher royalties and inventory costs associated with higher PGM prices were partially offset by 36% and 19% lower sustaining capital and ORD respectively, relative to H2 2019. Marikana’s by-product credit was also R1,483 million (US$91 million) higher than H2 2019 due to toll and purchase of concentrate processing during the initial ACP failure. Marikana paid R583 million (US$36 million) higher royalties or R1,527/4Eoz (US$94/4Eoz) due to higher PGM basket revenues.

Attributable 4E PGM production from Mimosa of 62,417 4Eoz was 10% higher than for H2 2019 due to a mill breakdown during H2 2019. Mimosa has maintained a steady performance albeit with AISC increasing by 19% to US$900/4Eoz (R14,627/4Eoz) due to a 46% increase in sustaining capital.

The K4 and Klipfontein PGM projects

The K4 project is a tier one, low cost, brownfields PGM expansion project at the Marikana operations. The project entails completion of the project, which was significantly advanced by Lonmin with R4.4bn of sunk capex before Lonmin suspended the project due to capital constraints. The K4 project has low execution risk and is expected to be brought into first production within 12 months

The salient points of the K4 project include:

●	Steady state production of around 250,000 4Eoz per annum at an average operating cost of around R16,000/4Eoz
●	Approximately 11.5M 4Eoz expected to be produced over a 50 year life of Mine (LoM), mining Merensky and UG2 reefs to a depth of 1,287m
●	Project capital investment of R3.9 billion for infrastructure completion, on and off reef development and a tailings storage facility (TSF). Peak funding R1.67 billion
●	Existing infrastructure:
−	Main vertical shaft equipped and functional to 1,332m
−	Ventilation shaft equipped and functional to 1,078m
−	Functional 130,000 tpm concentrator
−	Surface infrastructure such as offices, change houses, refrigeration plants and grout plants
−	Underground stations and station crosscuts
●	The project returns a NPV (at a 15% real discount rate) of approximately R3 billion with an IRR of 33% and a six year payback on invested capital at long term assumed project prices of: platinum (US$880/oz), palladium (US$1,600/oz), rhodium (US$5,650/oz) and a R15,0/US$ exchange rate
●	The NPV increases to approximately R21 billion with the IRR increasing to approximately 80% at spot prices on 9 February 2021 of: platinum (US$1,130/oz), palladium (US$2,340/oz), rhodium (US$21,800/oz) and a R15.00/US$ exchange rate

The Klipfontein project is a small robust open cast PGM opportunity, which will be developed in terms of the existing Pool and Share Agreement (PSA) with Anglo American Platinum at the Kroondal operations.

The salient points of the Klipfontein project include:

●	Shallow open pit operation, producing approximately 40,000 4Eoz per annum over a three year LoM, with low average operating cost of around R9,000/4Eoz
●	Mining UG2 reef to a depth of 45m
●	Project capital investment of R66 million
●	Ore will be mined by a contractor and treated at the K2 concentrator
●	The project returns a NPV (15% real discount rate) of R738 million assuming the same project price parameters outlined above, an IRR of 70% and with a payback on invested capital of less than a year
●	At spot metal prices on 9 February 2021 (as detailed above), the NPV increases to R2.1 billion and the IRR to 110%
●	Awaiting S102 approval from the DMRE

These projects will deliver significant socio-economic benefits to the Rustenburg region, with the K4 project providing approximately 4,380 jobs at steady state and the Klipfontein project approximately 124 jobs. Both projects will create meaningful opportunities for local procurement, skills transfer and the provision of economic benefits to local SMMEs and local communities. The Klipfontein project will sustain the production profile of Kroondal for longer and the K4 project will ensure the sustainability of the Marikana operations for ~50 years.

SA gold operations

Gold production for 2020 from the SA gold operations (including DRDGOLD) increased by 5% to 30,561kg (982,559oz) with production from the managed SA Gold operations (excluding DRDGOLD) of 25,190kg (809,877oz), 3% above the upper end of revised guidance for the year and only 13% below the lower end of initial pre-COVID-19 guidance for 2020. This was primarily due to the operations achieving normalised production levels from the COVID-19 lockdown sooner than expected.

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Total tons milled for 2020 declined by 1% compared to 2019, with the yield increasing by 6% to 0.74g/t driven by an 8% increase in underground yield to 5.22g/t. This was a function of the preferential deployment of returning employees to higher grade areas in order to maximise revenue post lockdown. With underground operations back to full production in November 2020, we expect to see underground yields moderating to long term averages.

AISC for the SA gold operations (including DRD Gold) were well contained for 2020 despite the initial disruptive impact of COVID-19, increased by 4% to 743,967/kg (US$1,406/oz) compared to 2019 (9% lower in USD terms, from US$1,455/oz to US$1,406/oz). This was despite ORD expenditure and sustaining capital increasing by 34% and 88% respectively for 2020 compared with 2019, which was affected by the strike in the first half of the year. Capital spend on ORD and sustaining capital is likely to remain elevated until 2023 due to catch up from the 2019 and 2020 disruptions in order to maintain mining. In addition to the above costs which impacted AISC, royalties for the SA Operations (excluding DRD Gold) and community costs increased by 93% to R142 million and 138% to R135 million respectively.

This solid operational performance together with a 43% higher average gold price received of R924,764/kg (US$1,747/oz) for 2020, resulted in the adjusted EBITDA margin for the SA gold operations increasing to 28% for 2020 compared with a negative 5% adjusted EBITDA margin for 2019 and a significantly higher positive adjusted EBITDA of R7,770 million (US$472 million) compared with an adjusted EBITDA loss of R969 million (US$67 million) for 2019. Approximately 78% of adjusted EBITDA for 2020 was generated in H2 2020 which was a more representative period, suggesting significant upside for 2021.

Production for H2 2020 (including DRDGOLD) declined by 2% year-on-year to 18,007/kg (578,939oz) with production from the managed operations (excluding DRDGOLD) of 15,023kg (483,001oz) 1% lower as a result of the phased build-up post the COVID-19 lockdown. Total gold sold (excluding DRDGOLD) of 14,653kg (471,105oz) was 6% (991kg) lower than for the same period in 2019 with 695kg (2019: 219kg) of unsold gold at the end of the current financial period.

AISC for the SA gold operations (including DRDGOLD) increased by 11% to R704,355/kg (US$1,347/oz), primarily due to lower production and higher royalty and COVID-19 related costs. In addition ORD costs were 4% higher due to an increase in off-reef development as well as sustaining capital, which increased by 38% as a result of overhead cost reduction projects at the Kloof operation gaining momentum.

Capital expenditure for H2 2020 for SA gold Operations (including DRDGOLD) increased by 15% year-on-year to R1,889 million (US$116 million) largely driven by increased capital investment by DRDGOLD where capital expenditure increased by 363% to R202million (US$12million). Capital expenditure at SA gold operations (excluding DRDGOLD) increased by 6% to R1,687million (US104million) with ORD expenditure increasing by 4% year-on-year to R1,101 million (US$68 million) and sustaining capital by 10% to R443million (US$27million).

Underground production from the Driefontein operation increased by 11% to 4,931kg (158,535oz) year-on-year due to improved productivity and efficiencies despite crews being on average at a 20% lower complement than normal.  Production from the Driefontein surface operation ceased in 2019, but surface material from the Kloof operations was toll treated at the Driefontein metallurgical plant during 2020. AISC for H2 2020 was 1% higher at R701,129/kg (US$1,341/oz) due to increased gold production offset by significantly higher royalties and community costs. Despite sustaining capital declining by 25% year-on-year, ORD spending increased by 8% year-on-year.

The Kloof operation performed solidly for H2 2020 with gold production increasing by 8% to 6,495kg (208,819oz). Underground production increased by 6% year-on-year to 5,493kg (177,604oz) with tons milled declining by 4% due to the gradual build-up in mining crews post lockdown. This was offset by underground yield increasing by 10% to 5.8g/t. Productivity increased with increased square meters mined despite the crews being on average 12% lower than the same period last year. The increase in grade can be attributed to crews initially being deployed to the highest-grade sections post lockdown following improved access to higher grade panels, which were unavailable in H2 2019 due to a fire and seismic events. Surface production at the Kloof operations increased by 20% to 1,002kg (32,215oz) with tons milled 9% higher for H2 2020 than for H2 2019 due to higher surface volumes being processed as a result of the additional capacity in the plants due to the slower start-up of underground mining and surface throughput from Kloof toll treated at the Driefontein and Ezulwini metallurgical plants. AISC at Kloof for H2 2020 1% higher at R722,845/kg (US$1,383/oz), due to increased gold production offsetting higher royalties and community cost and ORD and sustaining capital increases of 2% and 32% respectively.

Gold production from the Beatrix operation declined by 28% in H2 2020 compared to H2 2019 as a result of the slower start-up post lockdown with a high percentage of workers coming from neighbouring countries and restrictions at border posts. Underground gold production decreased by 31% to 2,799kg (89,990oz) with tons milled declining by 29% and yield declining 2% due to the slow start-up of the higher grade No 4 shaft. Gold production from surface sources increased by 127% to 150kg (4,823oz) as additional milling capacity was available for surface material and the higher gold price reduced the surface material pay limits. Beatrix’s AISC for H2 2020 increased 45% year-on-year to R812,018/kg (US$1,553/oz) largely due to the 31% decrease in gold sold coupled with higher sustaining capital which increased 17% year-on-year and higher royalties and community costs.

No underground material was processed in H2 2020 for the Cooke operations, which amounted to a drop of 16kg (514oz) from the previous period. Surface gold production increased by 2% to 648kg (20,834oz) with tons milled increasing by 20% and offsetting a 16% drop in yield. The volume increase is due to the higher percentage contribution from slimes following the depletion of the larger material on the sand and rock dumps. Care and maintenance cost at Cooke operations increased by 11% year-on-year to R315 million (US$19 million) as a result of the water purification project at Cooke 1 shaft and additional security cost to secure assets.

The Burnstone gold project

The Burnstone project is a low cost, extensively pre-developed gold asset in the Balfour area, Mpumalanga which was previously operated under Great Basin Gold.

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The salient points of the Burnstone project include:

●	A relatively shallow underground operation, mining the Kimberley reef to an average depth of approximately 550m below surface
●	Project capital investment of R2.3 billion primarily to complete underground infrastructure and acquire trackless mobile machinery
●	Production of 2.03 Moz gold over a 20 year life
●	The project will ramp up over five years to a steady state production of around 130,000 oz per annum for 10 years with average operating costs of around R420,000/kg
●	Existing infrastructure includes:
−	A functional metallurgical facility
−	Established TSF
−	Equipped and functional vertical shaft and trackless decline
−	Surface infrastructure such as offices, workshops, compressors etc.
−	Extensive underground development and infrastructure
●	The project NPV (15% real discount rate) is approximately R1.4 billion with an IRR of 24% and a payback of 7 years at an assume gold price of $1,500/oz and exchange rate of R15/US$
●	The NPV increases to approximately R3.8 billion with the IRR increasing to approximately 39% at spot prices on 9 February 2021 of: gold US$1,840/oz and a R15,0/US$ exchange rate

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 11

FINANCIAL REVIEW OF THE SIBANYE-STILLWATER GROUP

FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (H2 2020) COMPARED WITH THE SIX MONTHS ENDED 31 DECEMBER 2019 (H2 2019)

The President of the Republic of South Africa announced a nation-wide lockdown from midnight 26 March 2020, which was amended through a notice published by the South African government on 16 April 2020 allowing for our South African mining operations to be conducted at a reduced capacity of not more than 50%. From 17 April 2020, management commenced implementing its strategy to mobilise the required employee complement to safely ramp up production at our South African operations to the initial restricted 50%. Subsequent directives issued by the Minister of Mineral Resources and Energy and the easing of lockdown restrictions allowed for the controlled ramp up of production under stringent regulations. As a result, significant differences between the periods include the lower production levels at the SA gold and SA PGM operations during H2 2020 while safely mobilising employees and ramping up production. By the end of H2 2020 the SA gold and SA PGM operations successfully reached near pre-COVID-19 production levels.

The reporting currency for the Group is SA rand (rand) and the functional currency of the US PGM operations is US dollar. Direct comparability of the Group results between the two periods is distorted as the results of the US PGM operations are translated to rand at the average exchange rate, which for H2 2020 was R16.26/US$ or 11% weaker than for H2 2019 (R14.69/US$).

The revenue, cost of sales, before amortisation and depreciation, net other cash costs, adjusted EBITDA and amortisation and depreciation are set out in the table below:

Figures in millions - SA rand	H2 2020	H2 2019	% change
Revenue	72,374	49,391	47
- US PGM operations	22,138	15,541	42
- SA PGM operations	33,477	21,340	57
- SA gold operations, excluding DRDGOLD	14,103	10,515	34
- DRDGOLD	2,978	2,111	41
- Group corporate[1]	(322)	(116)	(178)
Cost of sales, before amortisation and depreciation	(38,051)	(35,438)	7
- US PGM operations	(15,038)	(11,236)	34
- SA PGM operations	(12,648)	(14,080)	(10)
- SA gold operations, excluding DRDGOLD	(8,739)	(8,678)	1
- DRDGOLD	(1,626)	(1,444)	13
Net other cash costs	(1,452)	(1,015)	43
- US PGM operations	(19)	28	168
- SA PGM operations	(805)	(507)	59
- SA gold operations, excluding DRDGOLD	(614)	(513)	20
- DRDGOLD	(14)	(23)	(39)
Adjusted EBITDA	32,871	12,937	154
- US PGM operations	7,081	4,333	63
- SA PGM operations	20,024	6,753	197
- SA gold operations, excluding DRDGOLD	4,750	1,323	259
- DRDGOLD	1,338	644	108
- Group corporate[1]	(322)	(116)	(178)
Amortisation and depreciation	(4,149)	(4,289)	(3)
- US PGM operations	(1,398)	(1,193)	17
- SA PGM operations	(1,168)	(1,202)	(3)
- SA gold operations, excluding DRDGOLD	(1,488)	(1,810)	(18)
- DRDGOLD	(95)	(84)	13

1.	The streaming transaction is not recognised in the Stillwater segment (see note 21 of the condensed consolidated provisional financial statements)

Revenue

Revenue increased by 47% to R72,374 million (US$4,439 million), mainly due to higher commodity prices partially offset by lower sales volumes at the SA operations.

Revenue from the US PGM operations increased by 28% to US$1,363 million or 42% to R22,138 million in rand terms, due to a 31% increase in the average US dollar 2E basket price, a 1% increase in mined ounces sold and a 11% weaker rand, partially offset by a 19% decrease in recycled ounces. At the SA PGM operations, revenue increased by 57% to R33,477 million (US$2,050 million) due to a 80% higher average rand 4E basket price, partially offset by a 14% or 133,330 4Eoz decrease in PGMs sold. The lower sales volumes at our SA PGM operations in H2 2020 was mainly due to lower production volumes during Q3 2020 whilst ramping up to normal production levels post the COVID-19 lockdown.

Revenue from the SA gold operations excluding DRDGOLD increased by 34% to R14,103 million (US$864 million) mainly due to a 43% higher rand gold price, partially offset by 6% or 31,861oz decrease in gold sold. Revenue from DRDGOLD increased by 41% to R2,978 million (US$183 million) due to a 42% higher rand gold price received.

Cost of sales, before amortisation and depreciation

Cost of sales, before amortisation and depreciation increased by 7% to R38,051 million (US$2,341 million). Cost of sales, before amortisation and depreciation at the US PGM operations increased by 21% to US$927 million (R15,038 million) due to US$131 million (R3,001 million) higher recycling costs and higher royalties paid of approximately US$71/oz, both highly correlated to the increased PGM commodity prices. Cost of sales, before amortisation and depreciation at the SA PGM operations decreased by 10% to R12,648 million (US$778 million) due to a 6% or 61,664 4Eoz decline in production volumes and synergies realised following the integration of the Marikana operation.

Cost of sales, before amortisation and depreciation at the SA gold operations excluding DRDGOLD increased marginally by 1% or R61 million to R8,739 million  (US$537 million) due to increased labour costs. Cost of sales, before amortisation and depreciation from DRDGOLD increased by 13% to R1,626 million (US$100 million) due to an increase in tons treated.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 12

Adjusted EBITDA

Adjusted EBITDA includes other cash costs, care and maintenance costs; lease payments; strike costs and corporate social investment costs (CSI) (refer note 11.2 of the condensed consolidated provisional financial statements for a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA) . Care and maintenance costs for H2 2020 were R315 million (US$19 million) at Cooke (H2 2019: R283 million (US$19 million)); R56 million (US$3 million) at Marikana (H2 2019: R168 million (US$12 million)) and R41 million (US$3 million) at Burnstone (H2 2019: R10 million (US$1 million)). Lease payments of R75 million (US$5 million) (H2 2019: R81 million (US$6 million)) are included in line with the debt covenant formula. CSI costs were R165 million (US$10 million) (H2 2019: R91 million (US$6 million)) and for H2 2020 there were insignificant strike related costs (H2 2019: R27 million (US$2 million).

The adjusted EBITDA for all operations increased significantly due to higher average commodity prices achieved during H2 2020.

Adjusted EBITDA is shown in the graphs below:

Amortisation and depreciation

Amortisation and depreciation decreased by 3% to R4,149 million (US$255 million). Amortisation and depreciation at the US PGM operations increased by 6% in US dollar terms to US$86 million due to more capital items being placed into service and at the SA PGM operations decreased by 3% to R1,168 million (US$72 million) due to a decrease in production. Amortisation and depreciation at the SA gold operations excluding DRDGOLD decreased by 18% to R1,488 million (US$91 million) mainly due to a 1% decrease in production and the deferral of capital expenditure from H1 2020. Amortisation and depreciation at DRDGOLD increased by 13% to R95 million (US$6 million) due to increased capital expenditure during H2 2020 at the Far West Gold Recoveries tailings retreatment operation.

Finance expense

Finance expense decreased by R289 million (US$29 million) mainly due to a decrease in interest on borrowings of R227 million (US$14 million), decrease in the unwinding of amortised cost on borrowings of R17 million (US$1 million), decrease in the unwinding of the finance costs on the deferred revenue transactions of R33 million (US$2 million),  decrease in interest on the occupational healthcare obligation of R13 million (US$1 million), decrease in the other interest of R14 million (US$1 million) and partly offset by an increase in the unwinding of the environmental rehabilitation obligation of R15 million (US$1 million). Refer to note 3 of the condensed consolidated provisional financial statements for a breakdown of finance expenses.

Sibanye-Stillwater’s outstanding gross debt at the end of H2 2020 was 23% lower at R18,383 million (US$1,251 million). The lower outstanding debt was mainly due to the settlement of the US$ convertible bond, a R2,500 million net repayment on the R5.5 billion RCF, partially offset by an increase of R1,266 million on the US$600 million RCF.

Loss on financial instruments

The net loss on financial instruments of R4,004 million (US$242 million) for H2 2020 compared with the loss of R5,480 million (US$378 million) for H2 2019, represents a period-on-period net gain of R1,476 million (US$136 million). The net loss for H2 2020 is mainly attributable to fair value losses on the US$ Convertible Bond derivative financial instrument and the revised cash flow of the Anglo deferred payment of R2,164 million (US$133 million) and R2,081 (US$128 million), respectively.

Loss on settlement of the US$ Convertible bond financial instrument

During October 2020 the US$ Convertible bond was settled through cash of R13 million and the issue of shares with a fair value of R12,573.2 million, resulting in a loss on settlement of R1,507 million (US$93 million).

Non-recurring items

Restructuring costs

Restructuring costs of R179 million (US$11 million) for H2 2020 mainly related to ill health retrenchments in light of the COVID-19 pandemic at the SA PGM and SA gold operations of R75 million (US$5 million) and R100 million (US$6 million), respectively.

Transaction costs

Transaction costs of R42 million (US$3 million) for H2 2020 mainly included legal and advisory fees of R42 million (US$3 million); platinum jewellery membership fees of R23 million (US$1 million) and legal and advisory fees related to restructuring of the Marikana legal

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 13

entities of R8 million (US$1 million), partially offset by a R39 million (US$2 million) reversal of the provision for legal fees related to the Stillwater Mining Company dissenting shareholders’ claim.

Mining and income tax

The Group’s current tax expense increased by 195% from R1,192 million (US$82 million) to R3,523 million (US$216 million) due to higher profitability for the period at all operations mainly as a result of higher PGM basket and gold prices.

The deferred tax credit decreased from R784 million (US$51 million) in H2 2019 to R716 million (US$43 million). The deferred tax credit in H2 2020 is mainly attributable to the recognition of previously unrecognised deferred tax assets for the Marikana operation.

The effective tax rate of 12% is lower than the South African statutory company tax rate of 28%. The lower effective tax rate is mainly attributable to the impact of utilising and recognising previously unrecognised deferred tax assets of 15% or R3,613 million (US$222 million), a lower statutory tax rate applicable to the US PGM operations impacting the Group’s effective tax rate by 1% or R312 million (US$19 million) and the non-taxable equity accounted income from associates of 1% or R340 million (US$21 million), net other non-taxable income and non-deductible expenditure of 2% or R504 million (US$31 million), partially offset by a non-deductible loss on financial instruments of 4% or R851 million (US$52 million). The Group’s effective tax rate of 40% for H2 2019 was higher than the South African statutory company tax rate of 28% mainly due to the non-deductible loss on fair value of financial instruments.

Liquidity and capital resources

Cash flow analysis

Sibanye-Stillwater defines adjusted free cash flow as net cash from operating activities, before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment.

The following table shows the adjusted free cash flow per operating segment:

Figures in million - SA rand	Six months ended			Year ended
	H2 2020	H1 2020	H2 2019	FY 2020	FY 2019
US PGM operations	(2,165)	4,945	2,082	2,780	3,732
SA PGM operations	4,393	7,353	3,515	11,746	2,691
SA gold operations[1]	7,300	(952)	(2,629)	6,348	(5,530)
Group corporate	(535)	(425)	(369)	(960)	(575)
Adjusted free cash flow	8,993	10,921	2,599	19,914	318
1	Included in the adjusted free cash flow of the SA gold segment is the Group treasury and shared services function, together referred to as gold corporate

The following table shows a reconciliation from net cash from operating activities to adjusted free cash flow:

Figures in million - SA rand	Six months ended			Year ended
	H2 2020	H1 2020	H2 2019	FY 2020	FY 2019
Net cash from operating activities	12,761.7	14,387.6	8,136.8	27,149.3	9,464.0
Adjusted for:				-
Dividends paid	1,486.2	212.2	84.7	1,698.4	85.0
Net interest paid	227.1	438.7	608.2	665.8	1,334.7
Deferred revenue advance received	-	(770.6)	(1,108.0)	(770.6)	(2,859.3)
BTT early settlement payment	-	787.1	-	787.1	-
Less:
Additions to property, plant and equipment	(5,481.1)	(4,134.5)	(5,122.7)	(9,615.6)	(7,705.9)
Adjusted free cash flow	8,993.9	10,920.5	2,599.0	19,914.4	318.5

Non-IFRS measures such as adjusted free cash flow is considered as pro forma financial information as per the JSE Listing Requirements. The pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, adjusted free cash flow should not be considered a representation of cash from operating activities. The pro forma financial information for the years ended 31 December 2020 and 31 December 2019 have been reported on by Ernst & Young Inc. in terms of ISAE 3420 and their unmodified report is available for inspection at the Company’s registered office

After net interest paid of R227 million (US$14 million) (H2 2019: R608 million (US$41 million)), net cash from other investing activities of R408 million (US$24 million) (H2 2019: R69 million (US$1 million)) and net loans raised of R948 million (US$55 million) (H2 2019: R3,467 million (US$240 million) net loans repaid), cash at 31 December 2020 increased to R20,240 million (US$1,378 million) from R12,041 million (US$694 million) at 30 June 2020 (H2 2019: cash at 31 December 2019 decreased to R5,619 million (US$401 million) from R5,965 million (US$423 million) at 30 June 2019).

DIVIDEND DECLARATION

The Sibanye-Stillwater board of directors has declared and approved a cash dividend of 321 SA cents per ordinary share (US 22.2067 cents* per share or US 88.8268 cents* per ADR) or approximately R9,375 million (US$649 million*) in respect of the six months ended 31 December 2020 (“Final dividend”). The Board applied the solvency and liquidity test and reasonably concluded that the company will satisfy that test immediately after completing the proposed distribution.

Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gains and losses on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, net other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate.

The total dividend declared of 371 cents (Final dividend: 321 SA cents and Interim dividend: 50 SA cents) equates to 35% of normalised earnings for the year ended 2020.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 14

The final dividend will be subject to the Dividends Withholding Tax. In accordance with paragraphs 11.17 (a) (i) and 11.17 (c) of the JSE Listings Requirements the following additional information is disclosed:

• The dividend has been declared out of income reserves;

• The local Dividends Withholding Tax rate is 20% (twenty per centum);

• The gross local dividend amount is 321.00000 SA cents per ordinary share for shareholders exempt from the Dividends Tax;

• The net local dividend amount is 256.80000 SA cents (80% of 321 SA cents) per ordinary share for shareholders liable to pay the Dividends Withholding Tax;

• Sibanye-Stillwater currently has 2 923 570 507 ordinary shares in issue; and

• Sibanye-Stillwater’s income tax reference number is 9723 182 169.

Shareholders are advised of the following dates in respect of the final dividend:

Final dividend:321 SA cents per share

Declaration date:Thursday, 18 February 2021

Last date to trade cum dividend:Tuesday, 16 March 2021

Shares commence trading ex-dividend:Wednesday, 17 March 2021

Record date:Friday, 19 March 2021

Payment of dividend:Tuesday, 23 March 2021

Please note that share certificates may not be dematerialised or rematerialised between Wednesday, 17 March 2021 and Friday, 19 March 2021 both dates inclusive.

To holders of American Depositary Receipts (ADRs):

• Each ADR represents 4 ordinary shares;

• ADRs trade ex-dividend on the New York Stock Exchange (NYSE): Thursday, 18 March 2021;

• Record date: Friday, 19 March 2021;

• Approximate date of currency conversion: Tuesday, 23 March 2021; and

• Approximate payment date of dividend: Thursday, 1 April 2021

Assuming an exchange rate of R14.4551/US$1*, the dividend payable on an ADR is equivalent to 88.8268 United States cents for Shareholders liable to pay dividend withholding tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

* Based on an exchange rate of R14.4551/US$ at 15 February 2021 from IRESS. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion

Mineral resources and mineral Reserves

On 15 February 2021, Sibanye-Stillwater reported an update of its Mineral Resources and Mineral Reserves at 31 December 2020.

●	Increase in 4E Platinum group metals (PGM) Mineral Reserves at the SA PGM operations to 39.5Moz, primarily due to the inclusion of the Marikana K4 project (12.7Moz) and the Klipfontein opencast project (0.1Moz) following detailed feasibility studies
●	Increase in 2E PGM Mineral Resources by 5.8Moz, with additional Mineral Reserves of 0.8Moz defined at the East Boulder Mine replacing combined depletion of 0.7Moz during 2020. Combined stable Mineral Reserves of 26.9Moz at the US PGM operations
●	Stable Mineral Reserves of 11.3Moz at the SA gold operations, with depletion of 1.0 Moz for 2020 off-set by:
o	a 0.8Moz increase in attributable Mineral Reserves from DRDGOLD due to the increase in Sibanye-Stillwater’s shareholding in DRDGOLD from 38.05% to 50.10%; and
o	an additional 0.2Moz Mineral Reserves derived from secondary reef exploration programs at the Driefontein operation
●	Mineral Resources at the SA gold operations decreased by 15.9Moz primarily due to the exclusion of Below Infrastructure Mineral Resources at Driefontein

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 15

change in board of directors

Due to the scheme of arrangement between Sibanye Gold Limited and Sibanye Stillwater Limited, which was implemented on 24 February 2020, there were various changes in directors to the board of Sibanye Stillwater Limited. This involved the existing directors of Sibanye Stillwater Limited resigning and the subsequent appointment of the Sibanye Gold Limited directors to the board of Sibanye Stillwater Limited. In addition, Non-independent, non-executive directors Messrs Wang Bin and Lu Jiongjie resigned on 27 March 2020. Messrs Elaine Dorward-King and Sindiswa Victoria Zilwa were appointed as independent non-executive directors on 27 March 2020 and 1 January 2021 respectively. The table below sets out the changes in directors of Sibanye Stillwater Limited for the year ended 31 December 2020.

Name	Date appointed	Date resigned
Vincent Maphai (Chairman)*	24 February 2020
Neal Froneman	24 February 2020
Charl Keyter	24 February 2020
Tim Cumming*	24 February 2020
Savannah Danson*	24 February 2020
Harry Kenyon-Slaney*	24 February 2020
Rick Menell* (lead independent director)	24 February 2020
Nkosemntu Nika*	24 February 2020
Keith Rayner*	24 February 2020
Sue van der Merwe*	24 February 2020
Jerry Vilakazi*	24 February 2020
Elaine Dorward-King*	27 March 2020
Sindiswa Zilwa*	01 January 2021
Wang Bin	24 February 2020	27 March 2020
Lu Jiongjie	24 February 2020	27 March 2020
Cheryl Van Zyl	21 May 2018	24 February 2020
Martin van der Walt	13 August 2019	24 February 2020
Pieter Henning	15 May 2019	24 February 2020
Philip van der Westhuizen	21 May 2018	24 February 2020

* Independent non-executive director

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 16

SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS

SA and US PGM operations

				US OPERATIONS	SA OPERATIONS
			Total US and SA PGM operations	Total US PGM	Total SA PGM			Rustenburg		Marikana		Kroondal	Plat Mile	Mimosa[2]
Attributable				Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu- table	Surface	Attribu- table
Production
Tonnes milled/treated	000't	Dec 2020	19,631	760	18,871	8,977	9,894	3,232	2,807	3,322	1,903	1,707	5,184	716
		Jun 2020	14,272	727	13,545	6,447	7,098	2,172	2,249	2,287	1,544	1,290	3,305	698
		Dec 2019	18,935	736	18,199	10,177	8,022	3,545	2,288	3,937	1,774	2,042	3,960	653
Plant head grade	g/t	Dec 2020	2.47	13.69	2.02	3.34	0.81	3.36	1.00	3.70	0.87	2.50	0.69	3.61
		Jun 2020	2.68	14.01	2.07	3.33	0.93	3.42	1.05	3.69	0.85	2.40	0.88	3.59
		Dec 2019	2.73	14.28	2.27	3.34	0.90	3.52	1.14	3.61	0.92	2.45	0.75	3.58
Plant recoveries	%	Dec 2020	78.58	90.92	75.11	84.62	39.62	86.92	37.57	84.98	42.48	83.39	19.67	75.11
		Jun 2020	77.71	89.84	72.94	83.08	39.87	83.98	31.12	84.88	41.51	82.82	17.35	74.91
		Dec 2019	77.50	91.53	73.93	83.16	30.40	82.40	29.05	85.11	32.67	82.83	9.21	75.47
Yield	g/t	Dec 2020	1.94	12.45	1.51	2.83	0.32	2.92	0.38	3.14	0.37	2.08	0.14	2.71
		Jun 2020	2.08	12.59	1.51	2.77	0.37	2.87	0.33	3.13	0.35	1.99	0.15	2.69
		Dec 2019	2.12	13.07	1.68	2.78	0.27	2.90	0.33	3.07	0.30	2.03	0.07	2.70
PGM production[3,9]	4Eoz - 2Eoz	Dec 2020	1,224,006	305,327	918,679	816,280	102,399	303,489	33,903	335,962	45,876	114,412	22,620	62,417
		Jun 2020	955,568	297,740	657,828	573,445	84,383	200,556	23,626	230,101	44,536	82,435	16,221	60,353
		Dec 2019	1,289,545	309,202	980,343	909,874	70,469	330,599	24,361	389,326	37,315	133,227	8,793	56,722
PGM sold	4Eoz - 2Eoz	Dec 2020	1,117,654	310,146	807,508	763,018	44,490	236,520	21,870	338,244		114,412	22,620	73,842
		Jun 2020	1,052,868	283,878	768,990	731,310	37,680	267,931	21,459	339,214		82,435	16,221	41,730
		Dec 2019	1,247,257	306,419	940,838	907,893	32,945	312,333	24,152	405,611		133,227	8,793	56,722
Price and costs[4]
Average PGM basket price[5]	R/4Eoz - R/2Eoz	Dec 2020	36,895	32,026	38,954	39,703	33,245	39,854	28,612	38,305		43,027	28,635	32,642
		Jun 2020	32,601	30,621	33,375	33,909	29,715	34,500	23,391	32,589		36,539	28,337	28,970
		Dec 2019	21,794	22,150	21,671	21,810	19,770	22,012	17,633	21,264		22,997	19,300	20,760
	US$/4Eoz - US$/2Eoz	Dec 2020	2,269	1,970	2,396	2,442	2,045	2,451	1,760	2,356		2,646	1,761	2,008
		Jun 2020	1,956	1,837	2,002	2,034	1,783	2,070	1,403	1,955		2,192	1,700	1,738
		Dec 2019	1,484	1,508	1,475	1,485	1,346	1,498	1,200	1,448		1,565	1,314	1,413
Operating cost[6]	R/t	Dec 2020	1,025	5,133	853	1,773	84	1,549	208	1,560		873	47	1,167
		Jun 2020	1,128	5,276	894	1,886	90	1,674	213	1,580		895	48	1,124
		Dec 2019	949	4,372	806	1,416	82	1,342	238	1,265		735	28	995
	US$/t	Dec 2020	63	316	52	109	5	95	13	96		54	3	72
		Jun 2020	68	316	54	113	5	100	13	95		54	3	67
		Dec 2019	65	298	55	96	6	91	16	86		50	2	68
	R/4Eoz - R/2Eoz	Dec 2020	16,683	12,776	18,076	19,432	8,093	16,494	17,211	21,350		13,030	10,840	13,384
		Jun 2020	17,108	12,883	19,214	21,132	7,548	18,126	20,295	22,039		14,010	9,703	13,005
		Dec 2019	14,078	10,406	15,308	15,804	9,298	14,394	22,392	16,932		11,266	12,476	11,454
	US$/4Eoz - US$/2Eoz	Dec 2020	1,026	786	1,112	1,195	498	1,014	1,058	1,313		801	667	823
		Jun 2020	1,026	773	1,153	1,268	453	1,087	1,217	1,322		840	582	780
		Dec 2019	958	708	1,042	1,076	633	980	1,524	1,153		767	849	780
Adjusted EBITDA margin[7]	%	Dec 2020		63	60			60		56		69	32	59
		Jun 2020		60	42			44		36		55	32	54
		Dec 2019		57	32			35		23		50	20	47
All-in sustaining cost[8]	R/4Eoz - R/2Eoz	Dec 2020	16,733	14,342	17,586			17,939		18,970		13,066	11,768	14,627
		Jun 2020	17,664	14,429	19,277			19,655		21,041		14,132	10,314	14,124
		Dec 2019	14,750	11,678	15,779			15,182		17,718		11,288	13,818	12,318
	US$/4Eoz - US$/2Eoz	Dec 2020	1,029	882	1,082			1,103		1,167		804	724	900
		Jun 2020	1,060	866	1,156			1,179		1,262		848	619	847
		Dec 2019	1,004	795	1,074			1,033		1,206		768	941	839
All-in cost[8]	R/4Eoz - R/2Eoz	Dec 2020	17,689	17,917	17,608			17,939		19,019		13,066	11,768	14,627
		Jun 2020	19,147	18,773	19,334			19,655		21,092		14,132	11,528	14,124
		Dec 2019	15,654	15,212	15,802			15,187		17,740		11,288	14,989	12,318
	US$/4Eoz - US$/2Eoz	Dec 2020	1,088	1,102	1,083			1,103		1,170		804	724	900
		Jun 2020	1,149	1,126	1,160			1,179		1,265		848	692	847
		Dec 2019	1,066	1,036	1,076			1,034		1,208		768	1,020	839
Capital expenditure[4]
Total capital	Rm	Dec 2020	3,588.8	2,205.5	1,383.3			446.5		791.7		126.4	18.5	258.6
expenditure		Jun 2020	3,026.7	2,213.4	813.3			296.1		431.3		61.4	24.5	155.3
		Dec 2019	3,483.5	1,798.4	1,685.1			439.8		1,092.9		136.3	15.7	177.5
	US$m	Dec 2020	220.3	135.8	84.5			27.3		48.4		7.7	1.1	15.8
		Jun 2020	181.6	132.7	48.9			17.8		25.9		3.7	1.5	9.3
		Dec 2019	238.1	122.2	115.9			29.9		75.6		9.3	1.1	12.1

Average exchange rates for the six months ended 31 December 2020, 30 June 2020 and 31 December 2019 were R16.26/US$, R16.67/US$ and R14.69/US$, respectively

Figures may not add as they are rounded independently

1	The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the statistics shown above
2	During the six months of June 2020, sales were affected by the COVID-19 pandemic, however Mimosa continued production of PGM concentrate that resulted in a build up of concentrate stockpile. A difference arose whereby the Mimosa 4Eoz sold during the six months of June 2020 was included as equal to the produced 4Eoz in the six months ended 30 June 2020 salient feature tables. The effect of this difference resulted in sold 4Eoz for the six months of June 2020 being reported as 60,353 4Eoz compared to an actual of 41,730 4Eoz. The AISC and AIC per 4Eoz for Mimosa were reported as R10,629/4Eoz (US$638/4Eoz), compared to R14,124/4Eoz (US$847/4Eoz) due to the inventory change not adjusted in these calculations
3	The Production per product – see prill split in the table below
4	The total US and SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
5	The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 17

6	Operating cost is the average cost of production and operating cost per tonne is calculated by dividing costs of sales, before amortisation and depreciation and change in inventory in a period, by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period. The operating cost of Marikana operations for 2020 includes the purchase of concentrate from Rustenburg, Kroondal and Platinum Mile
7	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
8	All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Six months”
9	The Marikana PGM production includes the processing of 23,220 4Eoz, 26,915 4Eoz and 20,200 4Eoz third party concentrate purchases for the six months ended 31 December 2020, 30 June 2020 and 31December 2019, respectively

Mining - Prill split excluding recycling operations
	GROUP PGM		SA OPERATIONS						US OPERATIONS
	Dec 2020		Dec 2020		Jun 2020		Dec 2019		Dec 2020		Jun 2020		Dec 2019
		%		%		%		%		%		%		%
Platinum	615,304	50%	546,741	60%	392,728	60%	581,222	59%	68,563	22%	66,552	22%	69,381	22%
Palladium	511,542	42%	274,778	30%	195,790	30%	295,028	30%	236,764	78%	231,188	78%	239,821	78%
Rhodium	77,365	6%	77,365	8%	54,714	8%	86,738	9%
Gold	19,795	2%	19,795	2%	14,596	2%	17,355	2%
PGM production 4E/2E	1,224,006	100%	918,679	100%	657,828	100%	980,343	100%	305,327	100%	297,740	100%	309,202	100%
Ruthenium	122,445		122,445		90,100		139,466
Iridium	30,253		30,253		22,294		35,135
Total 6E/2E	1,376,704		1,071,377		770,222		1,154,944		305,327		297,740		309,202

Recycling at US operations
	Unit	Dec 2020	Jun 2020	Dec 2019
Average catalyst fed/day	Tonne	27.5	25.4	27.5
Total processed	Tonne	5,057	4,618	5,068
Tolled	Tonne	186	609	763
Purchased	Tonne	4,871	4,009	4,306
PGM fed	3Eoz	442,698	397,472	431,681
PGM sold	3Eoz	319,341	354,552	394,273
PGM tolled returned	3Eoz	36,954	63,135	78,413

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 18

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Dec 2020	22,569	2,478	20,091	760	-	950	2,861	768	399	-	2,498	14,333
		Jun 2020	18,657	1,724	16,933	464	-	619	2,465	641	100	-	2,071	12,297
		Dec 2019	21,655	2,839	18,816	732	-	985	2,616	1,086	138	36	2,079	13,983
Yield	g/t	Dec 2020	0.80	5.34	0.24	6.49	-	5.78	0.35	3.64	0.38	-	0.26	0.21
		Jun 2020	0.67	5.06	0.23	6.16	-	5.76	0.36	3.60	0.24	-	0.25	0.19
		Dec 2019	0.84	4.83	0.24	6.10	-	5.26	0.32	3.73	0.48	0.44	0.31	0.22
Gold produced	kg	Dec 2020	18,007	13,223	4,784	4,931	-	5,493	1,002	2,799	150	-	648	2,984
		Jun 2020	12,554	8,730	3,824	2,859	-	3,564	889	2,307	24	-	524	2,387
		Dec 2019	18,286	13,714	4,572	4,462	-	5,180	833	4,056	66	16	636	3,037
	oz	Dec 2020	578,939	425,129	153,810	158,535	-	176,604	32,215	89,990	4,823	-	20,834	95,938
		Jun 2020	403,621	280,676	122,945	91,919	-	114,585	28,582	74,172	772	-	16,847	76,744
		Dec 2019	587,908	440,914	146,994	143,456	-	166,541	26,782	130,403	2,122	514	20,448	97,642
Gold sold	kg	Dec 2020	17,659	12,935	4,724	4,781	-	5,401	968	2,753	151	-	599	3,006
		Jun 2020	12,477	8,616	3,861	2,773	-	3,486	897	2,357	25	-	526	2,413
		Dec 2019	18,668	14,023	4,645	4,586	-	5,295	917	4,125	64	17	640	3,024
	oz	Dec 2020	567,750	415,870	151,880	153,713	-	173,646	31,122	88,511	4,855	-	19,258	96,645
		Jun 2020	401,144	277,010	124,134	89,154	-	112,077	28,839	75,779	804	-	16,911	77,580
		Dec 2019	600,190	450,850	149,340	147,443	-	170,238	29,482	132,622	2,058	547	20,576	97,224
Price and costs
Gold price received	R/kg	Dec 2020	967,229			967,245		966,588		939,842		986,811		990,486
		Jun 2020	864,679			782,221		830,208		812,133		852,471		859,345
		Dec 2019	676,350			655,517		660,093		656,290		687,519		698,214
	US$/oz	Dec 2020	1,850			1,850		1,849		1,798		1,888		1,895
		Jun 2020	1,613			1,459		1,549		1,515		1,591		1,603
		Dec 2019	1,432			1,388		1,398		1,390		1,456		1,478
Operating cost[1]	R/t	Dec 2020	464	3,172	130	3,549	-	3,402	182	2,514	196	-	158	112
		Jun 2020	479	3,941	126	4,978	-	4,490	200	2,660	194	-	150	107
		Dec 2019	455	2,658	122	3,413	-	3,134	205	1,799	115	208	157	102
	US$/t	Dec 2020	29	195	8	218	-	209	11	155	12	-	10	7
		Jun 2020	29	236	8	299	-	269	12	160	12	-	9	6
		Dec 2019	31	181	8	232	-	213	14	122	8	14	11	7
	R/kg	Dec 2020	581,113	594,434	544,293	546,988	-	588,403	519,261	689,889	520,667	-	610,802	539,444
		Jun 2020	711,335	778,225	558,630	807,835	-	779,854	554,331	739,012	808,333	-	592,557	550,272
		Dec 2019	538,696	550,284	503,937	559,973	-	595,946	642,857	481,632	240,909	468,750	513,050	470,695
	US$/oz	Dec 2020	1,112	1,137	1,041	1,046	-	1,126	993	1,320	996	-	1,168	1,032
		Jun 2020	1,327	1,452	1,042	1,507	-	1,455	1,034	1,379	1,508	-	1,106	1,027
		Dec 2019	1,141	1,165	1,067	1,186	-	1,262	1,361	1,020	510	992	1,086	997
Adjusted EBITDA margin[2]	%	Dec 2020	36			41		39		25		(16)		45
		Jun 2020	16			(2)		12		9		(40)		36
		Dec 2019	16			13		8		25		(39)		31
All-in sustaining cost[3]	R/kg	Dec 2020	704,355			701,129		722,845		812,018		668,447		604,125
		Jun 2020	800,048			939,668		823,819		822,292		653,612		605,305
		Dec 2019	636,405			695,137		718,014		558,558		554,795		504,464
	US$/oz	Dec 2020	1,347			1,341		1,383		1,553		1,279		1,156
		Jun 2020	1,493			1,753		1,537		1,534		1,220		1,129
		Dec 2019	1,347			1,472		1,520		1,183		1,175		1,068
All-in cost[3]	R/kg	Dec 2020	718,478			701,129		739,692		812,018		668,447		616,966
		Jun 2020	809,970			939,668		834,816		822,376		653,612		608,454
		Dec 2019	652,143			695,137		730,876		558,892		554,795		508,069
	US$/oz	Dec 2020	1,374			1,341		1,415		1,553		1,279		1,180
		Jun 2020	1,511			1,753		1,558		1,534		1,220		1,135
		Dec 2019	1,381			1,472		1,548		1,183		1,175		1,076
Capital expenditure
Total capital expenditure[4]	Rm	Dec 2020	1,888.9			574.4		833.4		244.2		-		202.1
		Jun 2020	1,107.7			354.4		436.2		170.8		-		139.0
		Dec 2019	1,639.4			576.0		731.9		240.4		-		43.6
	US$m	Dec 2020	115.6			35.2		50.9		15.0		-		12.3
		Jun 2020	66.4			21.2		26.2		10.2		-		8.4
		Dec 2019	112.7			39.7		50.2		16.5		-		3.0

Average exchange rates for the six months ended 31 December 2020, 30 June 2020 and 31 December 2019 were R16.26/US$, R16.67/US$ and R14.69/US$, respectively

Figures may not add as they are rounded independently

1	Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the gold produced in the same period
2	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
3	All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Six months”
4	Corporate project expenditure for the six months ended 31 December 2020, 30 June 2020 and 31 December 2019 was R34.8 million (US$2.2 million), R7.3 million (US$0.4 million) and R47.5 million (US$3.3 million), respectively, the majority of which related to various Corporate IT projects and the Burnstone project

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 19

CONDENSED CONSOLIDATED PROVISIONAL FINANCIAL STATEMENTS

Condensed consolidated income statement

Figures are in millions unless otherwise stated

US dollar							SA rand
Year ended		Six months ended					Six months ended			Year ended
Unaudited Dec 2019	Unaudited Dec 2020	Unaudited Dec 2019	Unaudited Jun 2020	Unaudited Dec 2020		Notes	Unaudited Dec 2020	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
5,043.3	7,739.5	3,385.9	3,300.5	4,439.0	Revenue	2	72,373.7	55,018.7	49,390.5	127,392.4	72,925.4
(4,378.6)	(5,065.0)	(2,717.5)	(2,469.7)	(2,595.3)	Cost of sales		(42,199.9)	(41,168.9)	(39,727.7)	(83,368.8)	(63,314.5)
(3,879.7)	(4,603.7)	(2,424.6)	(2,263.1)	(2,340.6)	Cost of sales, before amortisation and depreciation		(38,051.1)	(37,725.3)	(35,438.3)	(75,776.4)	(56,100.4)
(498.9)	(461.3)	(292.9)	(206.6)	(254.7)	Amortisation and depreciation		(4,148.8)	(3,443.6)	(4,289.4)	(7,592.4)	(7,214.1)

664.7	2,674.5	668.4	830.8	1,843.7			30,173.8	13,849.8	9,662.8	44,023.6	9,610.9
38.8	64.7	18.6	30.2	34.5	Interest income		561.3	504.1	273.1	1,065.4	560.4
(228.4)	(191.5)	(117.7)	(102.6)	(88.9)	Finance expense	3	(1,441.3)	(1,710.5)	(1,731.2)	(3,151.8)	(3,302.5)
(25.1)	(31.1)	(13.6)	(17.8)	(13.3)	Share-based payments		(214.9)	(297.5)	(200.3)	(512.4)	(363.3)
(416.0)	(148.9)	(378.3)	93.2	(242.1)	(Loss)/gain on financial instruments	4	(4,003.9)	1,553.6	(5,479.6)	(2,450.3)	(6,015.1)
22.5	(15.5)	18.8	(58.2)	42.7	Gain/(loss) on foreign exchange differences		715.6	(970.6)	272.9	(255.0)	325.5
49.9	103.3	31.9	29.0	74.3	Share of results of equity-accounted investees after tax	10	1,216.0	483.8	465.3	1,699.8	721.0
(126.3)	(65.0)	(74.0)	(41.2)	(23.8)	Net other costs		(382.5)	(687.0)	(1,083.1)	(1,069.5)	(1,826.2)
(53.0)	(49.5)	(31.6)	(23.6)	(25.9)	- Care and maintenance		(420.8)	(393.6)	(461.6)	(814.4)	(765.9)
(6.1)	28.2	(10.3)	1.3	26.9	- Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		442.2	21.9	(149.2)	464.1	(88.9)
(27.8)	-	(1.4)	-	-	- Strike related costs		(0.2)	(0.4)	(27.8)	(0.6)	(402.3)
(9.0)	(2.1)	(1.2)	-	(2.1)	- Service entity costs		(34.3)	-	(18.8)	(34.3)	(129.9)
-	(5.9)	-	(3.5)	(2.4)	- Non-recurring COVID-19 costs		(39.1)	(57.9)	-	(97.0)	-
-	35.2	-	-	35.2	- Income on settlement of dispute		580.0	-	-	580.0	-
(30.4)	(70.9)	(29.5)	(15.4)	(55.5)	- Other	5	(910.3)	(257.0)	(425.6)	(1,167.3)	(439.2)
5.3	6.0	5.6	1.7	4.3	Gain on disposal of property, plant and equipment		70.1	28.7	81.5	98.8	76.6
(5.9)	7.4	0.7	-	7.4	Reversal of impairments/(impairments)	6	121.9	(0.5)	7.1	121.4	(86.0)
76.3	-	(1.4)	-	-	Gain on acquisition		-	-	-	-	1,103.0
-	(11.2)	-	(11.2)	-	Loss on Bulk Tailings re-Treatment (BTT) early settlement	16	-	(186.2)	-	(186.2)	-
(86.6)	(26.5)	(42.0)	(15.4)	(11.1)	Restructuring costs		(179.2)	(257.0)	(619.2)	(436.2)	(1,252.4)
(31.0)	(8.4)	(24.1)	(5.8)	(2.6)	Transaction costs		(42.3)	(96.3)	(350.3)	(138.6)	(447.8)
-	(91.5)	-	-	(91.5)	Loss on settlement of US$ Convertible Bond	11.1	(1,506.7)	-	-	(1,506.7)	-
2.7	(3.2)	2.7	(0.2)	(3.0)	Occupational healthcare expense	13	(48.2)	(4.1)	39.6	(52.3)	39.6
(59.1)	2,263.1	95.6	732.5	1,530.6	Profit/(loss) before royalties, carbon tax and tax		25,039.7	12,210.3	1,338.6	37,250.0	(856.3)
(29.8)	(107.2)	(21.5)	(25.5)	(81.7)	Royalties		(1,339.4)	(425.6)	(313.7)	(1,765.0)	(431.0)
(0.9)	(0.3)	(0.9)	(0.2)	(0.1)	Carbon tax		(2.5)	(2.7)	(12.9)	(5.2)	(12.9)
(89.8)	2,155.6	73.2	706.8	1,448.8	Profit/(loss) before tax		23,697.8	11,782.0	1,012.0	35,479.8	(1,300.2)
119.9	(295.1)	(30.9)	(123.0)	(172.1)	Mining and income tax	7	(2,807.1)	(2,051.1)	(408.5)	(4,858.2)	1,733.0
(127.8)	(326.5)	(81.6)	(111.0)	(215.5)	- Current tax		(3,523.2)	(1,851.1)	(1,192.4)	(5,374.3)	(1,848.7)
247.7	31.4	50.7	(12.0)	43.4	- Deferred tax		716.1	(200.0)	783.9	516.1	3,581.7

30.1	1,860.5	42.3	583.8	1,276.7	Profit for the period		20,890.7	9,730.9	603.5	30,621.6	432.8
					Profit for the period attributable to:
4.5	1,780.9	22.6	563.1	1,217.8	- Owners of Sibanye-Stillwater		19,926.9	9,385.0	316.8	29,311.9	62.1
25.6	79.6	19.7	20.7	58.9	- Non-controlling interests		963.8	345.9	286.7	1,309.7	370.7
					Earnings per ordinary share (cents)
-	65	1	21	44	Basic earnings per share	8.1	716	351	12	1,074	2
-	64	1	19	43	Diluted earnings per share	8.2	703	334	12	1,055	2
2,507,583	2,728,891	2,670,030	2,673,617	2,783,583	Weighted average number of shares ('000)	8.1	2,783,583	2,673,617	2,670,030	2,728,891	2,507,583
2,578,954	2,777,952	2,741,401	2,946,656	2,833,068	Diluted weighted average number of shares ('000)	8.2	2,833,068	2,946,656	2,741,401	2,777,952	2,578,954
14.46	16.46	14.69	16.67	16.26	Average R/US$ rate

The condensed consolidated provisional financial statements for the year and six months ended 31 December 2020 have been prepared by Sibanye-Stillwater’s Group financial reporting team headed by Jacques le Roux (CA (SA)). This process was supervised by the Group’s Chief Financial Officer, Charl Keyter and approved by the Sibanye-Stillwater board of directors.

A convenience translation has been applied to the primary statements into US dollar based on the average exchange rate for the period for the condensed consolidated income statement, statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the statement of financial position and exchange differences on translation are accounted for in the statement of other comprehensive income. This information is provided as supplementary information only.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 20

Condensed consolidated statement of other comprehensive income

Figures are in millions unless otherwise stated

US dollar						SA rand
Year ended		Six months ended				Six months ended			Year ended
Unaudited Dec 2019	Unaudited Dec 2020	Unaudited Dec 2019	Unaudited Jun 2020	Unaudited Dec 2020		Unaudited Dec 2020	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
30.1	1,860.5	42.3	583.8	1,276.7	Profit for the period	20,890.7	9,730.9	603.5	30,621.6	432.8
31.9	62.0	31.6	(147.2)	209.2	Other comprehensive income, net of tax	(7,299.6)	5,293.8	216.3	(2,005.8)	(465.9)
-	-	-	-	-	Foreign currency translation adjustments	(7,445.5)	5,218.8	79.6	(2,226.7)	(594.8)
8.9	13.4	9.4	4.5	8.9	Fair value adjustment on other investments[1]	145.9	75.0	136.7	220.9	128.9
23.0	48.6	22.2	(151.7)	200.3	Currency translation adjustments[1,2]	-	-	-	-	-

62.0	1,922.5	73.9	436.6	1,485.9	Total comprehensive income	13,591.1	15,024.7	819.8	28,615.8	(33.1)
					Total comprehensive income attributable to:
36.4	1,841.8	53.0	415.4	1,426.4	- Owners of Sibanye-Stillwater	12,616.5	14,670.5	516.3	27,287.0	(403.1)
25.6	80.7	20.9	21.2	59.5	- Non-controlling interests	974.6	354.2	303.5	1,328.8	370.0
14.46	16.46	14.69	16.67	16.26	Average R/US$ rate
1	These gains and losses relate to other investments and the convenience translation respectively and will never be reclassified to profit or loss
2	The currency translation adjustments arise on the convenience translation of the SA rand amount to US dollars

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

US dollar					SA rand
Unaudited Dec 2019	Unaudited Jun 2020	Unaudited Dec 2020		Notes	Reviewed Dec 2020	Unaudited Jun 2020	Audited Dec 2019
5,350.5	4,986.9	5,572.6	Non-current assets		81,860.5	86,526.0	74,908.1
4,105.7	3,799.2	4,125.3	Property, plant and equipment		60,600.0	65,916.8	57,480.2
25.8	17.5	20.1	Right-of-use assets		295.6	304.3	360.9
489.6	481.9	487.8	Goodwill		7,165.2	8,361.6	6,854.9
288.5	313.2	382.6	Equity-accounted investments	10	5,621.0	5,434.6	4,038.8
42.8	45.1	57.7	Other investments		847.0	782.9	598.7
328.7	273.5	335.9	Environmental rehabilitation obligation funds		4,934.0	4,745.6	4,602.2
48.8	39.0	55.9	Other receivables		821.3	676.0	683.5
20.6	17.5	107.3	Deferred tax assets		1,576.4	304.2	288.9

1,869.0	1,942.2	3,556.4	Current assets		52,242.6	33,696.1	26,163.7
1,107.4	969.6	1,698.6	Inventories		24,952.4	16,823.2	15,503.4
331.1	248.7	467.4	Trade and other receivables		6,865.6	4,314.2	4,635.0
3.7	2.7	2.5	Other receivables		36.8	46.5	51.2
25.4	27.2	10.1	Tax receivable		148.0	471.7	355.1
401.4	694.0	1,377.8	Cash and cash equivalents		20,239.8	12,040.5	5,619.0

7,219.5	6,929.1	9,129.0	Total assets		134,103.1	120,222.1	101,071.8

2,224.1	2,652.3	4,813.9	Total equity		70,716.0	46,021.7	31,138.3

3,972.0	3,287.9	3,124.5	Non-current liabilities		45,900.0	57,043.4	55,606.7
1,692.7	1,446.8	1,191.1	Borrowings	11	17,497.0	25,101.9	23,697.9
296.1	201.4	-	Derivative financial instrument	11.1	-	3,493.7	4,144.9
19.5	13.2	15.2	Lease liabilities		223.2	228.7	272.8
622.5	520.6	587.7	Environmental rehabilitation obligation and other provisions	12	8,633.8	9,032.3	8,714.8
81.0	60.5	70.6	Occupational healthcare obligation	13	1,037.7	1,049.5	1,133.4
95.9	83.2	108.6	Share-based payment obligations	14.2	1,595.3	1,444.3	1,343.0
192.0	133.7	198.1	Other payables	15	2,910.7	2,319.2	2,687.5
492.6	363.4	433.1	Deferred revenue	16	6,362.7	6,304.9	6,896.5
4.2	0.1	0.6	Tax and royalties payable		8.6	1.3	59.1
475.5	465.0	519.5	Deferred tax liabilities		7,631.0	8,067.6	6,656.8

1,023.4	988.9	1,190.6	Current liabilities		17,487.1	17,157.0	14,326.8
2.7	73.3	60.3	Borrowings	11	885.6	1,272.1	38.3
7.9	5.9	7.1	Lease liabilities		103.6	102.7	110.0
10.6	10.2	10.7	Occupational healthcare obligation	13	156.9	177.5	148.7
5.9	15.5	2.3	Share-based payment obligations	14.2	33.1	268.3	82.1
819.0	681.2	899.1	Trade and other payables		13,207.4	11,818.7	11,465.9
54.4	34.2	152.9	Other payables	15	2,245.9	593.6	761.4
90.8	107.2	4.6	Deferred revenue	16	66.9	1,859.5	1,270.6
32.1	61.4	53.6	Tax and royalties payable		787.7	1,064.6	449.8

7,219.5	6,929.1	9,129.0	Total equity and liabilities		134,103.1	120,222.1	101,071.8
14.00	17.35	14.69	Closing R/US$ rate

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 21

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

US dollar								SA rand
	Re-		Accum-	Non-					Non-	Accum-		Re-
Stated	organisation	Other	ulated	controlling	Total			Total	controlling	ulated	Other	organisation	Stated
capital	reserve	reserves	loss	interests	equity		Notes	equity	interests	loss	reserves	reserve	capital
-*	3,367.6	393.9	(2,107.5)	69.2	1,723.2	Balance at 31 December 2018 (Unaudited)[1]		24,724.4	936.0	(15,495.8)	4,617.2	34,667.0	-*
-	-	31.9	4.5	25.6	62.0	Total comprehensive income for the period		(33.1)	370.0	62.1	(465.2)	-	-
-	-	-	4.5	25.6	30.1	Profit for the period		432.8	370.7	62.1	-	-	-
-	-	31.9	-	-	31.9	Other comprehensive income, net of tax		(465.9)	(0.7)	-	(465.2)	-	-
-	-	-	-	(6.0)	(6.0)	Dividends paid		(85.0)	(85.0)	-	-	-	-
-	-	20.1	-	-	20.1	Share-based payments		290.3	-	-	290.3	-	-
-	120.2	-	-	-	120.2	Shares issued for cash		1,688.4	-	-	-	1,688.4	-
-	288.1	-	-	-	288.1	Shares issued on Lonmin acquisition		4,306.6	-	-	-	4,306.6	-
-	-	-	-	16.5	16.5	Acquisition of subsidiary with non-controlling interests		247.0	247.0	-	-	-	-
-	-	-	-	-	-	Transaction with DRDGOLD shareholders		(0.3)	(0.3)	-	-	-	-
-*	3,775.9	445.9	(2,103.0)	105.3	2,224.1	Balance at 31 December 2019 (Reviewed)[1]		31,138.3	1,467.7	(15,433.7)	4,442.3	40,662.0	-*
-	-	60.9	1,780.9	80.7	1,922.5	Total comprehensive income for the period		28,615.8	1,328.8	29,311.9	(2,024.9)	-	-
-	-	-	1,780.9	79.6	1,860.5	Profit for the period		30,621.6	1,309.7	29,311.9	-	-	-
-	-	60.9	-	1.1	62.0	Other comprehensive income, net of tax		(2,005.8)	19.1	-	(2,024.9)	-	-
-	-	-	(80.3)	(21.6)	(101.9)	Dividends paid		(1,698.4)	(360.3)	(1,338.1)	-	-	-
-	-	9.2	-	0.4	9.6	Share-based payments		158.0	6.3	-	151.7	-	-
1,177.4	(1,177.4)	-	-	-	-	Reorganisation - 24 February 2020	1.2	-	-	-	-	(17,660.7)	17,660.7
763.9	-	-	-	-	763.9	Shares issued upon conversion of US$ Convertible Bond	11.1	12,573.2	-	-	-	-	12,573.2
(5.1)	-	-	-	-	(5.1)	Share buy-back		(84.1)	-	-	-	-	(84.1)
-	-	-	13.5	(13.5)	-	Transaction with DRDGOLD shareholders[2]		-	(220.0)	220.0	-	-	-
-	-	-	-	0.8	0.8	Transaction with Lonmin Canada shareholders		13.2	13.2	-	-	-	-
1,936.2	2,598.5	516.0	(388.9)	152.1	4,813.9	Balance at 31 December 2020 (Reviewed)		70,716.0	2,235.7	12,760.1	2,569.1	23,001.3	30,149.8

1	Refer note 1.2
2	Effective 10 January 2020, the Group exercised its option to acquire an additional 12.05% in DRDGOLD Limited. The consideration amounted to R1,085.6 million for the subscription of 168,158,944 additional new ordinary shares resulting in a 50.1% shareholding in DRDGOLD Limited (effective 50.66% shareholding after taking account of treasury shares held by DRDGOLD Limited at 31 December 2020). The Group calculated the net asset value of DRDGOLD Limited at the effective date to which the additional ownership percentage was applied to determine the reattribution between non-controlling interest and the Group

* Less than R0.1 million and US$0.1 million

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 22

Condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

US dollar							SA rand
Year ended		Six months ended					Six months ended			Year ended
Unaudited Dec 2019	Unaudited Dec 2020	Unaudited Dec 2019	Unaudited Jun 2020	Unaudited Dec 2020		Notes	Unaudited Dec 2020	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
					Cash flows from operating activities
730.7	2,745.2	662.5	958.6	1,786.6	Cash generated by operations		29,205.9	15,979.6	9,597.5	45,185.5	10,565.9
197.7	46.8	74.4	46.2	0.6	Deferred revenue advance received	16	-	770.6	1,108.0	770.6	2,859.3
-	(47.8)	-	(47.2)	(0.6)	Bulk Tailings re-Treatment transaction early settlement payment	16	-	(787.1)	-	(787.1)	-
(0.4)	-	(0.4)	(0.1)	0.1	Post-retirement healthcare payments		(0.4)	(0.9)	(5.7)	(1.3)	(6.1)
-	35.2		-	35.2	Amount received on settlement of dispute		580.0	-	-	580.0	-
(6.3)	(16.7)	(5.0)	(1.8)	(14.9)	Cash-settled share-based payments paid	14.2	(243.9)	(30.6)	(72.1)	(274.5)	(90.9)
(43.3)	(573.2)	(11.7)	58.4	(631.6)	Change in working capital		(10,408.2)	973.1	(176.6)	(9,435.1)	(625.6)
878.4	2,189.5	719.8	1,014.1	1,175.4			19,133.4	16,904.7	10,451.1	36,038.1	12,702.6
18.6	43.7	14.3	21.0	22.7	Interest received		369.5	350.1	207.8	719.6	268.4
(110.9)	(84.2)	(55.5)	(47.3)	(36.9)	Interest paid		(596.6)	(788.8)	(816.0)	(1,385.4)	(1,603.1)
(28.5)	(103.7)	(24.2)	(24.8)	(78.9)	Royalties paid		(1,293.1)	(413.5)	(349.9)	(1,706.6)	(411.5)
(97.3)	(292.7)	(87.7)	(87.1)	(205.6)	Tax paid		(3,365.3)	(1,452.7)	(1,271.5)	(4,818.0)	(1,407.4)
(5.9)	(103.2)	(5.9)	(12.7)	(90.5)	Dividends paid		(1,486.2)	(212.2)	(84.7)	(1,698.4)	(85.0)
654.4	1,649.4	560.8	863.2	786.2	Net cash from operating activities		12,761.7	14,387.6	8,136.8	27,149.3	9,464.0

					Cash flows from investing activities
(532.9)	(584.2)	(351.0)	(248.0)	(336.2)	Additions to property, plant and equipment		(5,481.1)	(4,134.5)	(5,122.7)	(9,615.6)	(7,705.9)
7.0	6.2	5.9	1.8	4.4	Proceeds on disposal of property, plant and equipment		71.8	29.5	86.0	101.3	101.0
(8.9)	-	(3.6)	-	-	Acquisition of subsidiaries		-	-	(54.3)	-	(129.0)
207.8	-	(3.6)	-	-	Cash acquired on acquisition of subsidiaries		-	-	1.8	-	3,004.3
7.7	17.5	3.0	0.3	17.2	Dividends received		282.7	5.0	44.5	287.7	111.0
-	(0.7)	-	-	(0.7)	Additions to other investments		(12.1)	-	-	(12.1)	-
(0.9)	(3.9)	(4.2)	(0.4)	(3.5)	Contributions to environmental rehabilitation funds		(56.3)	(7.3)	(60.4)	(63.6)	(12.9)
(19.6)	(45.9)	0.4	(45.4)	(0.5)	Payment of Deferred Payment		-	(756.2)	-	(756.2)	(283.4)
(22.1)	-	(22.1)	-	-	Payments to dissenting shareholders		-	-	(319.4)	-	(319.4)
2.1	-	2.1	-	-	Proceeds with transfer of assets to joint operation		-	-	30.6	-	30.6
12.9	6.9	12.9	-	6.9	Preference shares redeemed	10	114.3	-	186.9	114.3	186.9
10.5	0.4	10.5	-	0.4	Proceeds from environmental rehabilitation funds		7.4	-	151.9	7.4	151.9
(336.4)	(603.7)	(349.7)	(291.7)	(312.0)	Net cash used in investing activities		(5,073.3)	(4,863.5)	(5,055.1)	(9,936.8)	(4,864.9)

					Cash flows from financing activities
1,312.7	989.6	195.7	571.2	418.4	Loans raised	11	6,768.1	9,521.1	3,119.9	16,289.2	18,981.7
(1,522.0)	(1,113.9)	(436.0)	(750.8)	(363.1)	Loans repaid	11	(5,819.9)	(12,515.2)	(6,586.4)	(18,335.1)	(22,008.3)
(9.1)	(6.9)	(5.5)	(4.4)	(2.5)	Lease payments		(40.8)	(73.0)	(80.8)	(113.8)	(131.7)
118.9	-	-	-	-	Proceeds from share issue		-	-	-	-	1,688.4
-	(5.0)	-	-	(5.0)	Share buy-back		(84.1)	-	-	(84.1)	-
(99.5)	(136.2)	(245.8)	(184.0)	47.8	Net cash from/(used in) financing activities		823.3	(3,067.1)	(3,547.3)	(2,243.8)	(1,469.9)

218.5	909.5	(34.7)	387.5	522.0	Net increase/(decrease) in cash and cash equivalents		8,511.7	6,457.0	(465.6)	14,968.7	3,129.2
5.3	66.9	13.1	(94.9)	161.8	Effect of exchange rate fluctuations on cash held		(312.4)	(35.5)	119.9	(347.9)	(59.3)
177.6	401.4	423.0	401.4	694.0	Cash and cash equivalents at beginning of the period		12,040.5	5,619.0	5,964.7	5,619.0	2,549.1
401.4	1,377.8	401.4	694.0	1,377.8	Cash and cash equivalents at end of the period		20,239.8	12,040.5	5,619.0	20,239.8	5,619.0

14.46	16.46	14.69	16.67	16.26	Average R/US$ rate
14.00	14.69	14.00	17.35	14.69	Closing R/US$ rate

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 23

Notes to the condensed consolidated provisional financial statements

1.	Basis of accounting and preparation

The condensed consolidated provisional financial statements are prepared in accordance with the requirements of the JSE Listings Requirements for provisional reports and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require provisional reports to be prepared in accordance with framework concepts, and the measurement and recognition requirements of International Financial Reporting Standards (IFRS), and the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of these condensed consolidated provisional financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements.

The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended 31 December 2019 were not reviewed by the Company’s auditor and were prepared by subtracting the reviewed condensed consolidated financial statements for the six months ended 30 June 2019 from the audited comprehensive consolidated financial statements for the year ended 31 December 2019. The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended 31 December 2020 have not been reviewed by the Company’s auditor and were prepared by subtracting the unaudited condensed consolidated financial statements for the six months ended 30 June 2020 from the reviewed condensed consolidated provisional financial statements for the year ended 31 December 2020.

The translation of the primary statements into US dollar is based on the average exchange rate for the period for the condensed consolidated income statement, statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the statement of financial position. Exchange differences on translation are accounted for in the statement of other comprehensive income. This information is provided as supplementary information only.

1.1	Standards, interpretations and amendments to published standards effective on 1 January 2020 and adopted by the Group

The amendments to published standards effective on 1 January 2020 and adopted by the Sibanye Stillwater Limited (Sibanye-Stillwater) group (the Group) did not have a material effect on the Group’s condensed consolidated provisional financial statements for the year ended 31 December 2020.

1.2	Scheme of arrangement

On 4 October 2019 Sibanye Gold Limited (SGL) and Sibanye-Stillwater, a previously dormant wholly owned subsidiary of SGL, announced the intention to implement a scheme of arrangement to reorganise SGL’s operations under a new parent company, Sibanye-Stillwater (the “Scheme”). The Scheme was implemented through the issue of Sibanye-Stillwater shares (tickers: JSE – SSW and NYSE – SBSW) in exchange for the existing shares of SGL (JSE – SGL and NYSE – SBGL).

On 23 January 2020 SGL and Sibanye-Stillwater announced that all resolutions for the approval of the Scheme, were passed by the requisite majority votes at the Scheme meeting held at the SGL Academy. The Scheme was implemented on 24 February 2020.

Sibanye-Stillwater determined that the acquisition of SGL did not represent a business combination as defined by IFRS 3 Business Combinations. This is because neither party to the Scheme could be identified as an accounting acquirer in the transaction, and post the implementation there would be no change of economic substance or ownership in the SGL Group.

The SGL shareholders have the same commercial and economic interest as they had prior to the implementation of the Scheme and no additional new ordinary shares of SGL were issued as part of the Scheme. Following the implementation of the Scheme, the condensed consolidated financial statements of Sibanye-Stillwater therefore reflects that the arrangement is in substance a continuation of the existing SGL Group. SGL is the predecessor of Sibanye-Stillwater for financial reporting purposes and following the implementation of the Scheme, Sibanye-Stillwater's condensed consolidated comparative information is presented as if the reorganisation had occurred before the start of the earliest period presented.

In order to effect the reorganisation in the Group at the earliest period presented in these condensed consolidated financial statements, a reorganisation reserve was recognised at 31 December 2018 to adjust the previously stated share capital of SGL of R34,667 million to reflect the stated share capital of Sibanye-Stillwater of R1 at that date. The reorganisation reserve was adjusted for previously recognised movements in the stated share capital of SGL between 31 December 2018 and 24 February 2020. The issue of shares at the effective date of the Scheme, was recorded at an amount equal to the net asset value of the unconsolidated SGL company at that date, with the difference recognised as a reorganisation reserve.

Since the condensed consolidated financial statements of Sibanye-Stillwater are in substance a continuation of the existing SGL Group, the shares used in calculating the weighted average number of issued shares (refer note 8) is based on the issued stated share capital of the listed entity at that stage.

As a result of the above, earnings per share measures are based on SGL's issued shares for comparative periods. For purposes of Sibanye-Stillwater's earnings per share measures for the year ended 31 December 2020, shares issued as part of the Scheme were treated as issued from the beginning of the current reporting period so as to reflect the unchanged continuation of the Group. No weighting was required as there were no changes in the issued share capital of SGL from the beginning of the current period up to the effective date of the Scheme. Shares issued after the implementation of the Scheme were time-weighted as appropriate.

Although the Scheme was retrospectively implemented for accounting purposes, the roll forward below shows the movement of the legally issued shares of Sibanye-Stillwater and SGL for the periods indicated.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 24

	Six months ended			Year ended
Figures in thousand	Sibanye-Stillwater		SGL	Sibanye-Stillwater	SGL
	Unaudited Dec 2020	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Authorised number of shares	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000

Reconciliation of issued number of shares:
Number of shares in issue at beginning of the period[1]	2,676,002	-*	2,670,030	-*	2,266,261
Scheme implemented[2]	-	2,670,030	-	2,670,030
Shares issued under Sibanye-Stillwater / SGL Share Plan[3]	960	5,972	-	6,932	4,442
Issued upon conversion of US$ Convertible Bond[4]	248,040	-	-	248,040	-
Shares issued for cash	-	-	-	-	108,932
Shares issued with acquisition of subsidiary	-	-	-	-	290,395
Shares delisted (share buy-back)[5]	(1,431)	-	-	(1,431)	-
Number of shares in issue at end of the period	2,923,571	2,676,002	2,670,030	2,923,571	2,670,030
1	Since the Scheme was retrospectively implemented, the stated share capital presented in the condensed consolidated statement of changes in equity reflects the legally issued shares of Sibanye-Stillwater from the earliest period presented, being one ordinary share at 31 December 2018 and 31 December 2019
2	From 1 January 2020 to 23 February 2020, shares of the listed entity presented for the Group were those of SGL. From 24 February 2020, these were exchanged for shares of Sibanye-Stillwater retrospectively presented for the Group in the condensed consolidated statement of changes in equity. The Scheme was implemented on a share-for-share basis with no change in the total number of issued listed shares
3	Upon implementation of the Scheme, the SGL equity-settled share plan was transferred to Sibanye-Stillwater and is settled in Sibanye-Stillwater shares from the effective date onwards
4	Refer note 11.1
5	The Group entered into a repurchase and cancellation of shares agreement with certain shareholders which resulted in the total issued shares of the Sibanye-Stillwater decreasing by 1,431,197 shares

* Less than one thousand

Retrospective roll forward of stated share capital and reorganisation reserve:

	SGL Group		Scheme impact	Reorgani- sation reserve	Sibanye-Stillwater Group
	Amount (million)	Shares (thousand)	Amount (million)	Amount (million)	Amount (million)	Shares (thousand)
Balance at 31 December 2018	34,667.0	2,266,261	(34,667.0)	34,667.0	-*	-*
Shares issued for cash	1,688.4	108,932	(1,688.4)	1,688.4	-	-
Shares issued on Lonmin acquisition	4,306.6	290,395	(4,306.6)	4,306.6	-	-
Shares issued under SGL Share Plan	-	4,442	-	-	-	-
Balance at 31 December 2019	40,662.0	2,670,030	(40,662.0)	40,662.0	-*	-*
Scheme implemented[1]				(17,660.7)	17,660.7	2,670,030
Shares issued under Sibanye-Stillwater share plan				-	-	6,932
Issued upon conversion of US$ Convertible Bond				-	12,573.2	248,040
Shares delisted (share buy-back)				-	(84.1)	(1,431)
Balance at 31 December 2020				23,001.3	30,149.8	2,923,571
1	The stated share capital value of Sibanye-Stillwater on Scheme implementation amounts to the net asset value of the unconsolidated SGL company on the effective date of the Scheme. The reorganisation reserve is the balance between the previously presented stated share capital and the revised Sibanye-Stillwater stated share capital value. There was no change in the issued share capital of the SGL Group from 31 December 2019 to the effective date of the Scheme

* Less than R0.1 million or one thousand shares as indicated

2.	Revenue

The Group’s sources of revenue are:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2020	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Gold mining activities	17,080.2	10,788.6	12,625.9	27,868.8	18,644.2
PGM mining activities[1]	42,594.9	29,874.4	27,556.5	72,469.3	38,418.4
Recycling activities	11,587.0	13,709.5	8,412.2	25,296.5	14,521.2
Stream[1]	240.7	297.8	269.4	538.5	540.4
Total revenue from contracts with customers	71,502.8	54,670.3	48,864.0	126,173.1	72,124.2
Adjustments relating to sales of PGM concentrate[2]	870.9	348.4	526.5	1,219.3	801.2
Total revenue	72,373.7	55,018.7	49,390.5	127,392.4	72,925.4
[1]

The difference between revenue from PGM mining activities above and total revenue from PGM mining activities per the segment report relates to the separate disclosure of revenue from the gold and palladium streaming arrangement with Wheaton Precious Metals International (Wheaton International)(Wheaton Stream) in the above as well as the separate disclosure of revenue related to adjustments on the sales of PGM concentrate. Revenue relating to the Wheaton Stream is incorporated in the Group corporate segment as described in the segment report (refer note 21)

[2]	These adjustments relate to provisional pricing arrangements resulting in subsequent changes to the amount of revenue recognised

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 25

Revenue per geographical region of the relevant operations:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2020	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Southern Africa	50,557.6	32,223.8	33,965.3	82,781.4	46,222.6
United States	21,816.1	22,794.9	15,425.2	44,611.0	26,702.8
Total revenue	72,373.7	55,018.7	49,390.5	127,392.4	72,925.4

Percentage of revenue per segment based on the geographical location of customers purchasing from the Group:

	Six months ended			Year ended
	Unaudited Dec 2020	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Gold
PGM

Revenue generated per product:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2020	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Gold	17,676.9	11,252.9	13,037.8	28,929.8	18,882.1
PGMs	52,943.9	42,628.6	34,675.2	95,572.5	51,504.9
Platinum	9,131.0	7,922.9	9,216.1	17,053.9	13,013.2
Palladium	24,398.8	22,882.1	17,869.6	47,280.9	28,031.0
Rhodium	18,621.8	11,243.3	6,801.3	29,865.1	9,338.1
Iridium	518.3	296.2	458.0	814.5	649.6
Ruthenium	274.0	284.1	330.2	558.1	473.0
Chrome	904.1	668.6	965.6	1,572.7	1,749.3
Other[1]	848.8	468.6	711.9	1,317.4	789.1
Total revenue	72,373.7	55,018.7	49,390.5	127,392.4	72,925.4
[1]	Other primarily includes revenue from nickel, silver, cobalt and copper sales

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 26

3.	Finance expense

Figures in million - SA rand		Six months ended			Year ended
	Notes	Unaudited Dec 2020	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Interest charge on:
Borrowings - interest		(541.7)	(748.2)	(768.4)	(1,289.9)	(1,444.9)
- US$600 million revolving credit facility (RCF)		(72.5)	(159.4)	(212.0)	(231.9)	(235.1)
- R6.0 billion RCF and R5.5 billion RCF (Rand Facilities)		(55.6)	(144.6)	(166.8)	(200.2)	(434.6)
- 2022 and 2025 Notes		(379.1)	(384.5)	(336.3)	(763.6)	(670.1)
- US$ Convertible Bond	11.1	(34.5)	(59.7)	(53.3)	(94.2)	(105.1)
Borrowings - unwinding of amortised cost	11	(174.2)	(219.0)	(191.1)	(393.2)	(374.4)
- 2022 and 2025 Notes		(29.6)	(29.0)	(24.9)	(58.6)	(47.9)
- US$ Convertible Bond	11.1	(69.3)	(117.5)	(101.3)	(186.8)	(196.8)
- Burnstone Debt		(75.3)	(72.5)	(57.5)	(147.8)	(120.1)
- Other		-	-	(7.4)	-	(9.6)
Lease liabilities		(17.0)	(16.9)	(19.8)	(33.9)	(33.9)
Environmental rehabilitation obligation	12	(336.7)	(347.1)	(322.6)	(683.8)	(578.7)
Occupational healthcare obligation	13	(45.2)	(51.1)	(58.2)	(96.3)	(115.5)
Deferred Payment (related to the Rustenburg operations acquisition)	15	(93.4)	(93.4)	(89.5)	(186.8)	(179.0)
Dissenting shareholders		-	-	(10.7)	-	(21.2)
Deferred revenue[1,2]	16	(169.6)	(179.6)	(202.9)	(349.2)	(352.3)
Other		(63.5)	(55.2)	(68.0)	(118.7)	(202.6)
Total finance expense		(1,441.3)	(1,710.5)	(1,731.2)	(3,151.8)	(3,302.5)
[1]

For the six months and twelve months ended 31 December 2020, finance expense includes R163.2 million and R322.1 million non-cash interest relating to the Wheaton Stream, respectively, (R158.9 million and R162.0 million for the six months ended 30 June 2020 and 31 December 2019, respectively and R310.8 million for the twelve months ended 31 December 2019). Although there is no cash financing cost related to this arrangement, IFRS 15 Revenue from Contracts with Customers (IFRS 15) requires the Group to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related metal credit deliveries. A discount rate of 4.6% and 5.2% was used for the Wheaton palladium and gold stream respectively

2    For the six months and twelve months ended 31 December 2020, finance expense includes R6.4 million and R14.5 million, respectively (six months ended 30 June 2020: R8.1 million) non-cash interest relating to the Western Platinum Proprietary Limited (WPL) platinum forward sale entered into on 3 March 2020. For the six months ended 30 June 2020, finance expense includes R12.6 million non-cash interest relating to the Marikana operation’s streaming transaction on its BTT project which was early settled during the first six months of 2020 (R41.0 million for the six months ended 31 December 2019)

4.	(Loss)/gain on financial instruments

Figures in million - SA rand		Six months ended			Year ended
	Notes	Unaudited Dec 2020	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Fair value loss on gold hedge contracts[1]		(1.1)	(456.5)	(107.3)	(457.6)	(110.1)
Fair value (loss)/gain on palladium hedge contract[2]		(2.9)	39.0	-	36.1	-
Fair value (loss)/gain on derivative financial instrument	11.1	(2,164.4)	2,094.2	(3,358.8)	(70.2)	(3,911.5)
Fair value loss on share-based payment obligations	14.2	(37.0)	(91.6)	(1,207.9)	(128.6)	(1,217.9)
Loss on the revised cash flow of the Deferred Payment	15	(2,081.1)	-	(724.1)	(2,081.1)	(724.1)
Gain/(loss) on the revised cash flow of the Burnstone Debt	11	264.3	-	(96.6)	264.3	(96.6)
Other		18.3	(31.5)	15.1	(13.2)	45.1
Total (loss)/gain on financial instruments		(4,003.9)	1,553.6	(5,479.6)	(2,450.3)	(6,015.1)
[1]

On 9 March 2020, Sibanye-Stillwater concluded a gold hedge agreement which commenced on 1 April 2020, comprising the delivery of 1,800 kilograms of gold (150 kilograms per month) with a zero cost collar which establishes a minimum floor of R800,000 per kilogram and a maximum cap of R1,080,000 per kilogram. For the twelve months ended 31 December 2020, there was a realised loss of R525.9 million (2019: R284.6 million) and unrealised gain of R68.3 million (2019: R174.5 million). For the six months ended 31 December 2020, there was a realised loss of R1.8 million (six months ended 30 June 2020: R524.1 million and 31 December 2019: R206.8 million) and unrealised gain of R0.7 million (six months ended 30 June 2020: R67.6 million and 31 December 2019: R21.2 million). As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss

[2]

On 17 January 2020, Stillwater Mining Company (wholly owned subsidiary of Sibanye-Stillwater) concluded a palladium hedge agreement which commenced on 28 February 2020, comprising the delivery of 240,000 ounces of palladium over two years (10,000 ounces per month) with a zero cost collar which establishes a minimum and a maximum cap of US$1,500 and US$3,400 per ounce, respectively. For the twelve months ended 31 December 2020, the unrealised gain was R36.1 million. For the six months ended 31 December 2020, the unrealised loss was R2.9 million (six months ended 30 June 2020: unrealised gain of R39 million). As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss

5.	Other net other cost

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2020	Unaudited June 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Corporate and social investment costs	(165.1)	(92.7)	(82.4)	(257.8)	(149.9)
Loss due to dilution of interest in joint operation	(30.2)	-	-	(30.2)	-
Cost incurred on employee and community trusts	(442.8)	(65.0)	(50.3)	(507.8)	(50.3)
Exploration costs	(18.8)	(14.2)	(8.3)	(33.0)	(10.7)
Other	(253.4)	(85.1)	(284.6)	(338.5)	(228.3)
Total other net other costs	(910.3)	(257.0)	(425.6)	(1,167.3)	(439.2)

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 27

6.	Reversal of impairments/(impairments)

Figures in million - SA rand		Six months ended			Year ended
	Notes	Unaudited Dec 2020	Unaudited June 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Impairment of property, plant and equipment		-	(0.5)	61.4	(0.5)	(5.1)
Impairment of goodwill		-	-	(54.3)	-	(54.3)
Reversal of impairment/(Impairment) of equity-accounted investee[1]	10	119.6	-	-	119.6	(12.3)
Other reversal of impairment		2.3	-	-	2.3	-
Impairment of loan to equity-accounted investee	10	-	-	-	-	(14.3)
Total reversal of impairments/(impairments)		121.9	(0.5)	7.1	121.4	(86.0)
[1]

Historical impairment of R119.6 million on Rand Refinery Proprietary Limited (Rand Refinery) was reversed at 31 December 2020 due to improvement in financial position of Rand Refinery and forecasted return to stable dividend payments

The annual life-of-mine plan, used in the annual impairment assessment, takes into account the following:

●	Proved and probable ore reserves of the cash-generating units;
●	Resources valued using appropriate price assumptions;
●	Cash flows based on the life-of-mine plan; and
●	Capital expenditure estimates over the life-of-mine plan.

The Group’s estimates and assumptions used in the 31 December 2020 calculation include:

PGM operations				Gold operations
Audited Dec 2019	Reviewed Dec 2020				Reviewed Dec 2020	Audited Dec 2019
			Long-term gold price	R/kg	733,037	686,225
20,600	23,278	R/4Eoz	Long-term PGM (4E) basket price
1,250	1,202	US$/2Eoz	Long-term PGM (2E) basket price
13.6	18.8 - 19.7%		Nominal discount rate – South Africa[1]	%	9.66 - 13.58	12.4
7.6	8.8%		Nominal discount rate – United States
5.0	6%		Inflation rate – South Africa	%	6	5.0
2.0	2%		Inflation rate – United States
13 - 35	12 - 39	years	Life of mine	years	3 - 13	6 - 18
[1]	Nominal discount rate for the Burnstone project is 16.8% (2019: 17.1%)and for the equity accounted joint venture Mimosa, 28.4% (2019: 23.3%)
7.	Mining and income tax

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2020	Unaudited June 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Tax on (profit)/loss before tax at maximum South African statutory company tax rate (28%)	(6,635.3)	(3,299.0)	(286.3)	(9,934.3)	364.1
South African gold mining tax formula rate adjustment	164.6	(46.9)	68.8	117.7	(192.6)
US statutory tax rate adjustment	311.8	238.5	138.4	550.3	205.4
Non-deductible amortisation and depreciation	(8.3)	(6.1)	(14.7)	(14.4)	(14.7)
Non-taxable dividend received	19.5	1.5	2.1	21.0	2.1
Non-deductible finance expense	101.8	(12.4)	(60.6)	89.4	(86.3)
Non-deductible share-based payments	(24.4)	(19.8)	(41.9)	(44.2)	(81.3)
Non-deductible loss on fair value of financial instruments	(850.8)	(39.5)	(543.2)	(890.3)	(571.1)
(Non-deductible loss)/non-taxable gain on foreign exchange differences	(14.6)	17.7	1.2	3.1	-
Non-taxable share of results of equity-accounted investees	340.4	135.5	130.3	475.9	201.9
Non-taxable reversal of impairments/(Non-deductible impairments)	33.5	-	2.3	33.5	(21.9)
Non-taxable gain on acquisition	-	-	2.9	-	308.8
Non-deductible transaction costs	(19.4)	(30.1)	(67.5)	(49.5)	(94.4)
Tax adjustment in respect of prior periods	25.4	107.7	12.4	133.1	12.4
Net other non-taxable income and non-deductible expenditure	135.6	122.1	461.8	257.7	533.5
Change in estimated deferred tax rate	0.5	(54.5)	7.0	(54.0)	1,551.0
Previously unrecognised deferred tax assets utilised/(not recognised)[1]	3,612.6	834.2	(221.5)	4,446.8	(383.9)
Mining and income tax	(2,807.1)	(2,051.1)	(408.5)	(4,858.2)	1,733.0
Effective mining and income tax rate	12%	17%	40%	14%	133%
[1]

Historically, deferred tax assets in WPL and Eastern Platinum Limited (EPL) were only recognised to the extent of deferred tax liabilities since it was not considered probable that taxable profit would be available against which the future tax deductions could be utilised. At 31 December 2020, management recognised deferred tax assets on WPL and EPL in excess of deferred tax liabilities for the first time since it became probable that sufficient future taxable profits will be available. In total, net deferred tax assets of R951.0 million was recognised at 31 December 2020. The deferred tax asset recognition is supported by the profit history of WPL and EPL and a positive future outlook

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 28

8.	Earnings per share
8.1	Basic earnings per share

	Six months ended			Year ended
	Unaudited Dec 2020	Unaudited June 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Ordinary shares in issue (’000)	2,923,571	2,676,002	2,670,030	2,923,571	2,670,030
Adjustment for weighting of ordinary shares in issue (’000)	(139,988)	(2,385)	-	(194,680)	(162,447)
Adjusted weighted average number of shares (’000)	2,783,583	2,673,617	2,670,030	2,728,891	2,507,583
Profit attributable to owners of Sibanye-Stillwater (SA rand million)	19,926.9	9,385.0	316.8	29,311.9	62.1
Basic earnings per share (EPS) (cents)	716	351	12	1,074	2
8.2	Diluted earnings per share

Potential ordinary shares arising from the equity-settled share-based payment scheme resulted in a dilution for the six month periods ended 31 December 2020, 30 June 2020 and 31 December 2019. The assumed conversion of the US$ Convertible Bond was dilutive for the six month period ended 30 June 2020 and antidilutive for the six month periods ended 31 December 2019. The US$ Convertible Bond was converted during October 2020 (refer note 11.1) and was antidilutive for the six months and year ended 31 December 2020.

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2020	Unaudited June 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Diluted earnings
Profit attributable to owners of Sibanye-Stillwater (SA rand million)	19,926.9	9,385.0	316.8	29,311.9	62.1
Adjusted for impact of US$ Convertible Bond:	-	457.2	-	-	-
- Interest charge and unwinding of amortised cost	-	177.1	-	-	-
- Gain on fair value adjustment	-	(2,094.2)	-	-	-
- Loss on foreign exchange	-	2,547.6	-	-	-
- Tax effect	-	(173.3)	-	-	-
Diluted earnings	19,926.9	9,842.2	316.8	29,311.9	62.1

	Six months ended			Year ended
	Unaudited Dec 2020	Unaudited June 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Weighted average number of shares
Adjusted weighted average number of shares (’000)	2,783,583	2,673,617	2,670,030	2,728,891	2,507,583
Potential ordinary shares - equity-settled share plan (’000)	49,485	27,342	71,371	49,061	71,371
Potential ordinary shares - US$ Convertible Bond (’000)	-	245,697	-	-	-
Diluted weighted average number of shares (’000)	2,833,068	2,946,656	2,741,401	2,777,952	2,578,954
Diluted earnings per share (DEPS) (cents)	703	334	12	1,055	2
8.3	Headline earnings per share

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2020	Unaudited June 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Profit attributable to owners of Sibanye-Stillwater	19,926.9	9,385.0	316.8	29,311.9	62.1
Gain on disposal of property, plant and equipment	(70.1)	(28.7)	(81.5)	(98.8)	(76.6)
(Reversal of impairments)/Impairments	(121.9)	0.5	(7.1)	(121.4)	86.0
Derecognition of property, plant and equipment in Marathon project	37.0	-	-	37.0	-
Impairment of equity accounted associate	-	-	21.0	-	21.0
Gain on acquisition	-	-	-	-	(1,103.0)
Taxation effect of remeasurement items	13.0	2.7	2.5	15.7	(0.7)
Re-measurement items, attributable to non-controlling interest	0.2	0.9	3.2	1.1	3.0
Headline earnings	19,785.1	9,360.4	254.9	29,145.5	(1,008.2)
Headline EPS (cents)	711	350	10	1,068	(40)
8.4	Diluted headline earnings per share

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2020	Unaudited June 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Headline earnings	19,785.1	9,360.4	254.9	29,145.5	(1,008.2)
Adjusted for impact of US$ Convertible Bond:	-	457.2	-	-	-
- Interest charge and unwinding of amortised cost	-	177.1	-	-	-
- Gain on fair value adjustment	-	(2,094.2)	-	-	-
- Loss on foreign exchange	-	2,547.6	-	-	-
- Tax effect	-	(173.3)	-	-	-
Diluted headline earnings	19,785.1	9,817.6	254.9	29,145.5	(1,008.2)
Diluted headline EPS (cents)	698	333	9	1,049	(40)

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 29

9.	Dividends

Dividend policy

The Group’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, therefore, considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gains and losses on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, net other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate.

In line with Sibanye-Stillwater’s strategic priority of deleveraging and the commitment to shareholder returns, the Board of Directors resolved to pay a final dividend of 321 SA cents per share. Together with the interim dividend of 50 SA cents per share, which was declared and paid, this brings the total dividend for the year ended 31 December 2020 to 371 SA cents per share and this amounts to a payout of 35% of normalised earnings.

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2020	Unaudited June 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Profit attributable to the owners of Sibanye-Stillwater	19,926.9	9,385.0	316.8	29,311.9	62.1
Adjusted for:
Loss/(gain) on financial instruments	4,003.9	(1,553.6)	5,479.6	2,450.3	6,015.1
(Gain)/loss on foreign exchange differences	(715.6)	970.6	(272.9)	255.0	(325.5)
Gain on disposal of property, plant and equipment	(70.1)	(28.7)	(81.5)	(98.8)	(76.6)
(Reversal of impairments)/impairments	(121.9)	0.5	(7.1)	(121.4)	86.0
Gain on acquisition	-	-	-	-	(1,103.0)
Restructuring costs[1]	179.2	257.0	619.2	436.2	1,252.4
Transaction costs	42.3	96.3	350.3	138.6	447.8
Occupational healthcare expense	48.2	4.1	(39.6)	52.3	(39.6)
Loss on BTT early settlement	-	186.2	-	186.2	-
Income on settlement of legal dispute[2]	(580.0)	-	-	(580.0)	-
Loss due to dilution of interest in joint operation	30.2	-	-	30.2	-
Loss on settlement of US$ Convertible Bond	1,506.7	-	-	1,506.7	-
Other	-	-	(30.1)	-	-
Change in estimated deferred tax rate	(0.5)	54.5	(7.0)	54.0	(1,551.0)
Share of results of equity-accounted investees after tax	(1,216.0)	(483.8)	(465.3)	(1,699.8)	(721.0)
Tax effect of the items adjusted above	(1,233.6)	(43.7)	(1,348.5)	(1,277.3)	(1,643.8)
NCI effect of the items listed above	(37.6)	0.7	(42.7)	(36.9)	(42.7)
Normalised earnings[3]	21,762.1	8,845.1	4,471.2	30,607.2	2,360.2
[1]

Restructuring costs of R25.5 million and R271.3 million were incurred at the Marikana operations for the six months and twelve months ended 31 December 2020, respectively (R245.8 million for the six months ended 30 June 2020, R619 million for the six months ended 31 December 2019 and R865.8 million for the twelve months ended 31 December 2019)

2 The income of R580.0 million relates to the settlement of a legal dispute concerning a historical transaction

3 Normalised earnings is a pro forma performance measure and is not a measure of performance under IFRS, may not be comparable to similarly titled measures of other companies, and should not be considered in isolation or as alternatives to profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. This measure constitutes pro forma financial information in terms of the JSE Listings Requirements and is the responsibility of the Board

10.	Equity-accounted investments

The Group holds the following equity-accounted investments:

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2020	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Balance at beginning of the period		5,434.6	4,038.8	3,840.8	4,038.8	3,733.9
Share of results of equity-accounted investees after tax		1,216.0	483.8	465.3	1,699.8	721.0
- Mimosa Investments Limited (Mimosa)		1,001.5	298.2	269.1	1,299.7	377.1
- Rand Refinery		214.5	185.6	196.2	400.1	344.5
- Other		-	-	-	-	(0.6)
Dividend received from equity accounted investments		(214.4)	-	(44.5)	(214.4)	(111.0)
Preference shares redeemed		(114.3)	-	(186.9)	(114.3)	(186.9)
Impairment of investment in Living Gold Proprietary Limited (Living Gold)	6	-	-	-	-	(12.3)
Reversal of impairment on Rand Refinery	6	119.6	-	-	119.6	-
Impairment of loan to Living Gold	6	-	-	-	-	(14.3)
Foreign currency translation		(820.5)	912.0	(35.9)	91.5	(91.6)
Balance at end of the period		5,621.0	5,434.6	4,038.8	5,621.0	4,038.8
Equity accounted investments consist of:
- Mimosa		3,928.6	3,669.6	2,687.7	3,928.6	2,687.7
- Rand Refinery		691.1	582.6	396.9	691.1	396.9
- Peregrine Metals Ltd		1,001.1	1,182.4	954.1	1,001.1	954.1
- Other equity-accounted investments		0.2	-	0.1	0.2	0.1
Equity-accounted investments		5,621.0	5,434.6	4,038.8	5,621.0	4,038.8

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 30

11.	Borrowings

Figures in million - SA rand		Six months ended			Year ended
	Notes	Unaudited Dec 2020	Unaudited June 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Balance at beginning of the period		26,374.0	23,736.2	27,087.2	23,736.2	24,504.7
Borrowings acquired on acquisition of subsidiary		-	-	-	-	2,574.8
Loans raised		6,768.1	9,521.1	3,119.9	16,289.2	18,981.7
- US$600 million RCF[1]		4,213.9	3,004.2	576.0	7,218.1	9,067.1
- R6.0 billion RCF[2]		-	-	630.0	-	1,150.0
- R5.5 billion RCF[2]		-	5,000.0	500.0	5,000.0	500.0
- Other borrowings[3]		2,554.2	1,516.9	1,413.9	4,071.1	8,264.6
Loans repaid		(5,819.9)	(12,515.2)	(6,586.4)	(18,335.1)	(22,008.3)
- US$600 million RCF		(1,410.6)	(5,391.6)	(1,154.6)	(6,802.2)	(5,826.2)
- R6.0 billion RCF		-	-	(1,676.4)	-	(5,046.4)
- R5.5 billion RCF		(2,000.0)	(5,500.0)	-	(7,500.0)	-
- US$ Convertible Bond settled in cash	11.1	(13.2)	-	-	(13.2)	-
- Other borrowings[3]		(2,396.1)	(1,623.6)	(3,755.4)	(4,019.7)	(11,135.7)
US$ Convertible Bond converted into shares	11.1	(5,578.2)	-	-	(5,578.2)	-
Unwinding of loans recognised at amortised cost	3	174.2	219.0	191.1	393.2	374.4
Accrued interest (related to the 2022 and 2025 Notes, and US$ Convertible Bond)		413.6	444.1	353.2	857.7	769.9
Accrued interest paid		(405.0)	(461.3)	(381.2)	(866.3)	(777.7)
(Gain)/loss on the revised cash flow of the Burnstone Debt	4	(264.3)	-	96.6	(264.3)	96.6
(Gain)/loss on foreign exchange differences and foreign currency translation		(3,279.9)	5,430.1	(144.2)	2,150.2	(779.9)
Balance at end of the period		18,382.6	26,374.0	23,736.2	18,382.6	23,736.2
1	US$75 million of the facility will mature within the next twelve months. US$450 million of the facility lenders (i.e. six of the eight lenders) have exercised the option to extend for a further two years, and US$75 million of the facility lenders (i.e. one of the eight lenders) has exercised the option to extend for only one year
2	On 25 October 2019 Sibanye-Stillwater refinanced its R6.0 billion Revolving Credit Facility (RCF), which matured on 15 November 2019, with a new 3-year R5.5 billion RCF on similar terms. The outstanding balance under the R6.0 billion RCF was settled by way of a drawdown from the new R5.5 billion RCF. On 27 October 2020, the Group received an extension of one year on the R5.5 billion RCF, which now matures on 11 November 2023
3	Other borrowings consist mainly of overnight facilities

Borrowings consist of:

Figures in million - SA rand
	Note	Reviewed Dec 2020	Unaudited June 2020	Audited Dec 2019
US$600 million RCF		6,977.7	4,910.1	5,711.9
R5.5 billion RCF		-	2,000.0	2,500.0
2022 and 2025 Notes		10,135.7	11,937.2	9,609.8
US$ Convertible Bond	11.1	-	5,796.0	4,578.6
Burnstone Debt		1,263.3	1,723.9	1,330.4
Other borrowings		5.9	6.8	5.5

Borrowings		18,382.6	26,374.0	23,736.2
Current portion of borrowings		(885.6)	(1,272.1)	(38.3)
Non-current borrowings		17,497.0	25,101.9	23,697.9

11.1 US$ Convertible Bond

The US$ Convertible Bond was launched and priced on 19 September 2017 with the proceeds applied towards the partial repayment of the Stillwater Bridge Facility, raised for the acquisition of Stillwater (the “Bonds”). On 11 September 2018, SGL concluded the repurchase of a portion of the Bonds. An aggregate principal amount of US$ 66 million for a total purchase price of approximately US$50 million was repurchased. Following the repurchase, the outstanding nominal value amounted to US$384 million.

On 18 September 2020, SGL provided notice (Optional Redemption Notice) to exercise its rights to redeem all the Bonds in full on 19 October 2020. Following the issue of the Optional Redemption Notice and subject to the conditions of the Bonds, the bondholders could still exercise their rights to request conversion of their Bonds into ordinary shares of Sibanye-Stillwater by delivering a conversion notice. Following receipt of the conversion notices, Sibanye-Stillwater could elect to settle the Bonds in Sibanye-Stillwater shares or in cash to the value of the shares, subject to the conditions of the Bonds. Conversion notices were received for Bonds with a nominal value of US$383 million before the redemption date and all converted bonds were settled in Sibanye-Stillwater shares. No conversion notices were received for Bonds to the value of $0.8 million and these were redeemed for cash at nominal value, including unpaid accrued interest.

Upon implementation of the Scheme on 24 February 2020, SGL became a subsidiary of Sibanye-Stillwater, which in turn became the new holding company of the Group (refer note 1.2). Consequently, even though SGL was the Bond issuer, the converted Bonds were settled in Sibanye-Stillwater shares.

The Bonds consisted of two components under IFRS. The conversion option component was recognised as a derivative financial liability measured at fair value through profit or loss. The bond component was recognised as a financial liability measured at amortised cost using the effective interest method. Both financial liabilities were extinguished upon settlement of the Bonds. Before derecognition, interest was accrued up to the settlement date on the amortised cost component based on the original effective interest rate.

The loss on settlement was attributed to the derivative component and measured as the difference between the fair value of the Sibanye-Stillwater shares issued on the respective settlement dates, the carrying amount of the amortised cost component immediately before settlement and the carrying amount of the derivative component. Sibanye-Stillwater shares issued on settlement of the Bonds were measured at the fair value on the dates of issue to the bondholders by applying a volume weighted average price (VWAP) on the day.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 31

The table below summarises the settlement related information:

Reviewed Dec 2020
Number of shares issued ('thousands)	248,040
Number of bonds settled	1,916.0
Fair value of Sibanye-Stillwater shares issued ('millions)	12,573.2
Range of VWAPs on settlement	46.5 - 51.5
Cash redemption amount ('millions)	13.2
Derivative element settlement value ('millions)	6,995.0
Bond element settlement value ('millions)	5,578.2

The tables below illustrate the movement in the amortised cost element and the derivative element respectively (amounts are in SA rand where applicable):

US$ Convertible Bond at amortised cost

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2020	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Balance at the beginning of the period		5,796.0	4,578.6	4,513.7	4,578.6	4,496.6
Loans repaid[1]		(13.2)	-	-	(13.2)	-
Loans converted into shares[2]		(5,578.2)	-	-	(5,578.2)	-
Accrued interest paid		(60.4)	(64.3)	(53.3)	(124.7)	(105.5)
Interest charge	3	34.5	59.7	53.3	94.2	105.1
Unwinding of amortised cost	3	69.3	117.5	101.3	186.8	196.8
(Gain)/loss on foreign exchange differences		(248.0)	1,104.5	(36.4)	856.5	(114.4)
Balance at the end of the period		-	5,796.0	4,578.6	-	4,578.6
1	Relates to the redemption of Bonds for which no conversion notice was received
2Calculated as the amortised cost on the date of settlement

Derivative financial instrument

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2020	Unaudited June 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Balance at the beginning of the period		3,493.7	4,144.9	950.6	4,144.9	408.9
Loss/(gain) on financial instruments[1]	4	2,164.4	(2,094.2)	3,358.8	70.2	3,911.5
Settlement of derivative financial instrument		(6,995.0)	-	-	(6,995.0)	-
Loss on settlement of US$ Convertible Bond[2]		1,506.7	-	-	1,506.7	-
(Gain)/loss on foreign exchange differences		(169.8)	1,443.0	(164.5)	1,273.2	(175.5)
Balance at the end of the period		-	3,493.7	4,144.9	-	4,144.9
1	The (gain)/loss on the financial instrument is attributable to changes in various valuation inputs, including in the movement in the Sibanye-Stillwater share price, change in USD/ZAR exchange rate, bond market value and credit risk spreads
2	Relates to the difference between the fair value of Sibanye-Stillwater shares issued on date of settlement, carrying value of the derivative liability before settlement and the carrying value of the bond on date of settlement

11.2 Capital management

Debt maturity

The following are contractually due, undiscounted cash flows resulting from maturities of borrowings, excluding interest payments:

Figures in million - SA rand
	Total	Within one year	Between one and five years	After five years
31 December 2020
- Capital
US$600 million RCF	6,977.7	872.6	6,105.1	-
2022 and 2025 Notes	10,291.9	-	10,291.9	-
Burnstone Debt	114.3	-	11.7	102.6
Other borrowings	5.9	5.9	-	-
- Interest	6,680.6	809.5	1,563.5	4,307.6

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 32

Net (cash)/debt to adjusted EBITDA

Figures in million - SA rand	Rolling 12 months
	Reviewed Dec 2020	Unaudited Jun 2020	Audited Dec 2019
Borrowings[1]	17,119.3	28,143.8	26,550.7
Cash and cash equivalents[2]	20,205.9	12,007.2	5,586.3
Net (cash)/debt[3]	(3,086.6)	16,136.6	20,964.4
Adjusted EBITDA[4]	49,384.9	29,451.5	14,956.0
Net (cash)/debt to adjusted EBITDA (ratio)[5]	(0.1)	0.5	1.4
1	Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument up to the settlement of the US$ Convertible Bond
2	Cash and cash equivalents exclude cash of Burnstone
3	Net (cash)/debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument up to the settlement of the US$ Convertible Bond. Net (cash)/debt excludes cash of Burnstone
4	The adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) calculation included is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for impact of new accounting standards and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity
5	Net (cash)/debt to adjusted EBITDA ratio is a pro forma performance measure and is defined as net (cash)/debt as of the end of a reporting period divided by EBITDA of the 12 months ended on the same reporting date. This measure constitutes pro forma financial information in terms of the JSE Listing Requirements, and is the responsibility of the Board

Reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2020	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Profit/(loss) before royalties and tax	25,039.7	12,210.3	1,338.6	37,250.0	(856.3)
Adjusted for:
Amortisation and depreciation	4,148.8	3,443.6	4,289.4	7,592.4	7,214.1
Interest income	(561.3)	(504.1)	(273.1)	(1,065.4)	(560.4)
Finance expense	1,441.3	1,710.5	1,731.2	3,151.8	3,302.5
Share-based payments	214.9	297.5	200.3	512.4	363.3
Loss/(gain) on financial instruments	4,003.9	(1,553.6)	5,479.6	2,450.3	6,015.1
(Gain)/loss on foreign exchange differences	(715.6)	970.6	(272.9)	255.0	(325.5)
Share of results of equity-accounted investees after tax	(1,216.0)	(483.8)	(465.3)	(1,699.8)	(721.0)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	(442.2)	(21.9)	149.2	(464.1)	88.9
Gain on disposal of property, plant and equipment	(70.1)	(28.7)	(81.5)	(98.8)	(76.6)
(Reversal of impairments)/Impairments	(121.9)	0.5	(7.1)	(121.4)	86.0
Gain on acquisition	-	-	-	-	(1,103.0)
Restructuring costs	179.2	257.0	619.2	436.2	1,252.4
Transaction costs	42.3	96.3	350.3	138.6	447.8
IFRS 16 lease payments	(74.7)	(73.0)	(80.8)	(147.7)	(131.7)
Occupational healthcare expense	48.2	4.1	(39.6)	52.3	(39.6)
Loss on BTT early settlement	-	186.2	-	186.2	-
Income on settlement of legal dispute	(580.0)	-	-	(580.0)	-
Loss on settlement of US$ Convertible Bond	1,506.7	-	-	1,506.7	-
Loss due to dilution of interest in joint operation	30.2	-	-	30.2	-
Other non-recurring costs	(2.5)	2.5	-	-	-
Adjusted EBITDA	32,870.9	16,514.0	12,937.5	49,384.9	14,956.0
12.	Environmental rehabilitation obligation and other provisions

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2020	Unaudited June 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Balance at beginning of the period		9,032.3	8,714.8	8,067.2	8,714.8	6,294.2
Interest charge	3	336.7	347.1	322.6	683.8	578.7
Payment of environmental rehabilitation obligation		(75.7)	(21.5)	62.2	(97.2)	(34.9)
Change in estimate charged to profit or loss[1]		(352.7)	(21.9)	88.1	(374.6)	88.9
Change in estimate capitalised[1]		(204.0)	(113.6)	183.3	(317.6)	105.1
Environmental rehabilitation obligation on acquisition of subsidiaries		-	-	-	-	1,696.9
Foreign currency translation		(102.8)	127.4	(8.6)	24.6	(14.1)
Balance at end of the period		8,633.8	9,032.3	8,714.8	8,633.8	8,714.8
Environmental rehabilitation obligation and other provisions consists of:
Environmental rehabilitation obligation		8,516.6	8,915.1	8,597.6	8,516.6	8,597.6
Other provisions		117.2	117.2	117.2	117.2	117.2
Environmental rehabilitation obligation and other provisions		8,633.8	9,032.3	8,714.8	8,633.8	8,714.8
[1]

Changes in estimates result from changes in reserves and corresponding changes in life of mine, changes in discount rates, changes in closure cost estimates and changes in laws and regulations governing environmental matters

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 33

13.	Occupational healthcare obligation

On 3 May 2018, the Occupational Lung Disease Working Group (the Working Group), including SGL, agreed to an approximately R5 billion class action settlement with the claimants (Settlement Agreement).

On 26 July 2019 the Gauteng High Court in Johannesburg approved the R5 billion Settlement Agreement in the silicosis class action suit. This Settlement Agreement provides compensation to all eligible workers suffering from silicosis and/or tuberculosis who worked in the Occupational Lung Disease Working Group companies’ mines from 12 March 1965 to the date of the Settlement Agreement.

The Settlement Agreement required the formation of the Tshiamiso Trust (the Trust) to administer the claim settlement process, which includes tracing claimants, assessing and processing submitted claims and paying benefits to eligible claimants. The Trust will be funded by the participants to the Working Group through contributions determined in accordance with the Settlement Agreement. In addition, a special purpose vehicle was created with the objective of performing certain functions on behalf of the Working Group as set out in the deed of the Trust and Settlement Agreement. The special purpose vehicle and Trust are not controlled by the Group.

On 19 December 2019 SGL provided a guarantee for an amount not exceeding R1,372 million in respect of administration contributions, initial benefit contributions and benefit contributions to the Trust as required by the trust deed.

The Group’s current provision amounts to R1,194.6 million for its share of the settlement cost. The provision is subject to adjustment in the future based on the number of eligible claimants.

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2020	Unaudited June 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Balance at beginning of the period		1,227.0	1,282.1	1,331.4	1,282.1	1,274.1
Interest charge	3	45.2	51.1	58.2	96.3	115.5
Change in estimate charge to profit or loss[1]		48.2	4.1	(39.6)	52.3	(39.6)
Payments made		(125.8)	(110.3)	(67.9)	(236.1)	(67.9)
Balance at end of the period		1,194.6	1,227.0	1,282.1	1,194.6	1,282.1
Current portion of occupational healthcare obligation		(156.9)	(177.5)	(148.7)	(156.9)	(148.7)
Non-current portion of occupational healthcare obligation		1,037.7	1,049.5	1,133.4	1,037.7	1,133.4
[1]

Changes in estimate result from changes in the assessment of benefits per participant, disease progression rates, changes in discount rates, required contributions, timing of payments, tracing patterns, discount rates, inflation rates as well as take-up rate assumptions

14.	Share-based payment obligations

14.1 New 2020 cash-settled share-based payment awards

With effect from the March 2020 remuneration cycle, long-term incentive awards are made on a cash-settled basis rather than equity-settled. This includes awards of both Forfeitable Share Units (FSUs) and Conditional Share Units (CSUs) (previously referred to as bonus share and performance share awards under the equity-settled schemes).

Apart from the change in manner of settlement to cash, the terms and conditions of the awards, including all vesting conditions, are the same as the equity-settled scheme applicable to previous cycles. The value of the cash settlement is the same as the value of the shares that would have vested according to the rules in previous arrangements. Existing unvested equity-settled awards of the Group remain unchanged and will be settled in Sibanye-Stillwater shares.

At each reporting date, on vesting date and on settlement date, the liability for the cash payment relating to the FSUs and CSUs awarded is measured/remeasured at fair value. Similar to the equity-settled schemes of the Group, fair value is determined using a Monte Carlo Simulation model, with key inputs including the Sibanye-Stillwater share price, risk free rate, dividend yield and volatility.

The following table summarises the movements relating to the new share-based payment scheme:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2020	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Balance at beginning of the period	53.5	-	-	-	-
Share-based payment expense	171.2	53.7	-	224.9	-
Grant date fair value	85.8	31.3	-	117.1	-
Fair value movement after grant date	85.4	22.4	-	107.8	-
Cash-settled share-based payments paid	(60.8)	-	-	(60.8)	-
Foreign currency translation	(4.0)	(0.2)	-	(4.2)	-
Balance at end of the period	159.9	53.5	-	159.9	-
Current portion of share-based payment obligation	(33.1)	(17.3)	-	(33.1)	-
Non-current share-based payment obligation	126.8	36.2	-	126.8	-

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 34

14.2 Share-based payment reconciliation

The following table summarises the changes in the total share-based payment obligations of the group:

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2020	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Share-based payment on BEE transaction		1,468.5	1,431.4	1,367.6	1,468.5	1,367.6
Share-based payment on cash-settled compensation schemes		159.9	281.2	57.5	159.9	57.5
Balance at the end of the period		1,628.4	1,712.6	1,425.1	1,628.4	1,425.1
Reconciliation of share-based payment obligations
Balance at beginning of the period		1,712.6	1,425.1	238.3	1,425.1	225.7
Share-based payment expense[1]		126.8	226.6	50.8	353.4	73.0
Fair value loss on obligations[2]	4	37.0	91.6	1,207.9	128.6	1,217.9
Cash-settled share-based payments paid		(243.9)	(30.6)	(72.1)	(274.5)	(90.9)
Foreign currency translation		(4.1)	(0.1)	0.2	(4.2)	(0.6)
Balance at end of the period		1,628.4	1,712.6	1,425.1	1,628.4	1,425.1
Current portion of share-based payment obligation		(33.1)	(268.3)	(82.1)	(33.1)	(82.1)
Non-current share-based payment obligation		1,595.3	1,444.3	1,343.0	1,595.3	1,343.0
1	Included in the amount is a share-based payment expense for the six months ended 31 December 2020 relating to cash-settled share-based payment schemes of Stillwater of Rnil (expense for the six months ended 30 June 2020 and 31 December 2019 was R0.7 million and R4.7 million, respectively) and a expense reversal for DRDGOLD Limited of R44.4 million (expense for the six months ended 30 June 2020 and 31 December 2019 was R172.2 million and R45.9 million, respectively). The share-based payment expense for the twelve months ended 31 December 2020 is R0.7 million (2019: R8.9 million) and R127.8 million (2019: R64.2 million) for Stillwater and DRDGOLD Limited, respectively. The remainder of the expense relates to the new 2020 cash-settled share-based payment awards of the Group
2	The fair value loss relates to the BEE share-based payment obligation on the Rustenburg operation
15.	Other payables

Figures in million - SA rand
	Unaudited Dec 2020	Unaudited June 2020	Audited Dec 2019
Deferred Payment (related to Rustenburg operations acquisition)	4,354.4	2,179.9	2,825.6
Contingent consideration (related to SFA (Oxford) acquisition)	88.2	82.4	55.8
Right of recovery payable	39.5	83.0	79.4
Deferred consideration (related to Pandora acquisition)	307.8	282.3	275.9
Other non-current payables	366.7	285.2	212.2
Other payables	5,156.6	2,912.8	3,448.9
Current portion of other payables	(2,245.9)	(593.6)	(761.4)
Non-current other payables	2,910.7	2,319.2	2,687.5

Reconciliation of the Deferred payment (related to Rustenburg operations acquisition):

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2020	Unaudited June 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Balance at beginning of the period		2,179.9	2,825.6	2,012.0	2,825.6	2,205.9
Interest charge	3	93.4	93.4	89.5	186.8	179.0
Payment of Deferred Payment		-	(739.1)	-	(739.1)	(283.4)
Loss on revised estimated cash flows[1]	4	2,081.1	-	724.1	2,081.1	724.1
Balance at end of the period		4,354.4	2,179.9	2,825.6	4,354.4	2,825.6
1	The loss on revised estimated cash flows is primarily as a result of an increase in the forecasted Rand PGM basket price used to estimate the future cash flows
16.	Deferred revenue

In July 2018, the Group entered into a gold and palladium supply arrangement in exchange for an upfront advance payment of US$500 million (Wheaton International stream). The arrangement has been accounted for as a contract in the scope of IFRS 15 whereby the advance payment has been recorded as deferred revenue. The revenue from the advance payment is recognised as the gold and palladium is allocated to the appropriate Wheaton International account. An interest cost, representing the significant financing component of the upfront deposit on the deferred revenue balance, is also recognised as part of finance costs. This finance cost increases the deferred revenue balance, ultimately resulting in revenue when the deferred revenue is recognised over the life of mine.

On 21 October 2019, the Group concluded a forward gold sale arrangement whereby the Group received a cash prepayment of R1,108 million in exchange for the future delivery of 8,482 ounces (263.8 kilograms) of gold every two weeks from 10 July 2020 to 16 October 2020 subject to an initial reference price of R17,371/oz comprising 80% of the prevailing price on execution date. The initial forward sale was unhedged and the Group would have received (or paid) the difference between the spot price and the prepayment price of R17,371/oz. On 6 July 2020, before the first delivery date, the Group agreed revised terms in which the ounces to be delivered every two weeks were reduced from 8,482 ounces (263.8 kilograms) to 6,523.2 ounces (202.9 kilograms), totalling 52,185.2 ounces (1,623.1 kilograms). In addition, a floor of R27,700/oz and a cap of R33,386/oz was introduced. The final delivery was made on 15 October 2020.

During 2016 Lonmin Limited (UK) (Lonmin) secured funding of US$50 million to build the Bulk Tailings re-Treatment plant (BTT), through a finance metal streaming arrangement receivable in instalments. The US$50 million was accounted for as deferred revenue as it would be repaid by way of discounted value of PGM metal sales. Contractual deliveries were at a discounted price and the value of the discount over and above the US$50 million upfront payment was prorated over the project lifetime and charged to the consolidated income statement as a finance expense. The plant was commissioned during February 2018. The Group determined the fair value of the BTT deferred revenue to be R628 million at acquisition and R607 million at 31 December 2019. On 24 January 2020, Western Platinum Proprietary Limited (WPL), Eastern Platinum Limited and Lonmin Limited (collectively the “Purchasers”), subsidiaries of Sibanye-Stillwater, entered into a Release and Cancellation Agreement (“the Release Agreement”) with RFW Lonmin Investments Limited (“the Seller”) in respect of the BTT. The Release Agreement sets out the terms and conditions upon which the Purchasers have purchased the Seller’s entire interest in the metals purchase agreement for an amount of US$50 million to be settled in cash. The BTT transaction was implemented and the liability settled on 6 March 2020. WPL concluded a forward platinum sale arrangement on 3 March 2020 to fund the settlement of the BTT liability.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 35

WPL received a cash prepayment of US$50 million (R771 million) in exchange for the future delivery of 72,886 ounces of platinum on set dates between June and December 2020. The platinum price delivered under the prepayment was hedged with a cap price of US$1,050 per ounce and a floor price of US$700 per ounce. The Group receives, and recognises, the difference between the floor price and the monthly average price (subject to a maximum of the cap price) on delivery of the platinum. The final delivery under the forward platinum sale arrangement was made on 7 December 2020.

The following table summarises the changes in deferred revenue:

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2020	Unaudited June 2020	Unaudited Dec 2019	Reviewed Dec 2020	Audited Dec 2019
Balance at the beginning of the period		8,164.4	8,167.1	8,870.3	8,167.1	6,555.4
Deferred revenue advance received[1]		-	770.6	1,108.0	770.6	2,859.3
BTT early settlement payment		-	(787.1)	-	(787.1)	-
Deferred revenue recognised during the period[2,3]		(1,904.4)	(352.0)	(2,014.1)	(2,256.4)	(2,227.5)
Interest charge	3	169.6	179.6	202.9	349.2	352.3
Loss on BTT early settlement		-	186.2	-	186.2	-
Deferred revenue recognised on acquisition of subsidiary		-	-	-	-	627.6
Balance at end of the period		6,429.6	8,164.4	8,167.1	6,429.6	8,167.1
Current portion of deferred revenue		(66.9)	(1,859.5)	(1,270.6)	(66.9)	(1,270.6)
Non-current portion of deferred revenue		6,362.7	6,304.9	6,896.5	6,362.7	6,896.5
1	The R770.6 million received for the six months ended 30 June 2020 and twelve months ended 31 December 2020 is in respect of the forward platinum sale arrangement entered into on 3 March 2020. The amount received in the six months ended 31 December 2019 relates to the gold forward sale arrangement in which the group received a cash prepayment of R1,108.0 million
2	Revenue recognised during the six months ended 31 December 2020 relates to R655.8 million recognised in respect of the forward platinum sale arrangement entered into on 3 March 2020 (R129.4 million for the six months ended 30 June 2020), R1,108.0 million in respect of forward gold sale arrangements (Rnil for the six months ended 30 June 2020, R1,751.4 million for the six months ended 31 December 2019), R140.6 million relating to the Wheaton Stream (R203.9 million for the six months ended 30 June 2020 and R200.6 million for the six months ended 31 December 2019) and Rnil in respect of the BTT (R18.7 million for the six months ended 30 June 2020 and R62.1 million for the six months ended 31 December 2019)
3	Revenue recognised for the twelve months ended 31 December 2020 include R785.1 million (2019: Rnil) in respect of the forward platinum sale arrangement entered into on 3 March 2020, R1,108.0 million (2019: R1,751.4 million) in respect of forward gold sale arrangements, R344.5 million (2019: R414.0 million) relating to the Wheaton Stream and R18.7 million (2019: R62.1 million) in respect of the BTT
17.	Fair value of financial assets and financial liabilities, and risk management

17.1 Measurement of fair value

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

●	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities
●	Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The following table sets out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand
	Reviewed Dec 2020			Unaudited June 2020			Audited Dec 2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
- Environmental rehabilitation obligation funds[1]	4,111.0	823.0	-	3,687.6	1,058.0	-	3,578.3	1,023.9	-
- Trade receivables - PGM sales[2]	-	4,030.0	-	-	1,455.7	-	-	2,341.6	-
- Other investments[3]	603.4	-	243.6	568.8	-	214.1	414.7	-	184.0
- Palladium hedge contract	-	-*	-	-	1.0	-	-	-	-
Financial liabilities measured at fair value
- Derivative financial instrument[4]	-	-	-	-	3,493.7	-	-	4,144.9	-
- Gold hedge contracts	-	-*	-	-	0.7	-	-	68.3	-
1	Environmental rehabilitation obligation funds comprise equity-linked notes, a fixed income portfolio of bonds as well as fixed and call deposits. The environmental rehabilitation obligation funds are stated at fair value based on the nature of the fund’s investments
2	The fair value for trade receivables measured at fair value through profit or loss are determined based on ruling market prices, volatilities and interest rates
3	The fair values of listed investments are based on the quoted prices available from the relevant stock exchanges. The carrying amounts of other short-term investment products with short maturity dates approximate fair value. The fair values of non-listed investments are determined through valuation techniques that include inputs that are not based on observable market data. These inputs include price/book ratios as well as marketability and minority shareholding discounts which are impacted by the size of the shareholding
4	The fair value of derivative financial instruments is estimated based on ruling market prices, volatilities and interest rates, option pricing methodologies based on observable quoted inputs. All derivatives are carried on the statement of financial position at fair value (refer note 11.1)

* Less than R0.1 million

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 36

Fair value of borrowings

The fair value of variable interest rate borrowings approximates its carrying amounts as the interest rates charged are considered market related. Fair value of fixed interest rate borrowings was determined through reference to ruling market prices and interest rates.

The table below shows the fair value and carrying amount of borrowings where the carrying amount does not approximate fair value:

Figures in million - SA rand
	Carrying	Fair value
	value	Level 1	Level 2	Level 3
31 December 2020
2022 and 2025 Notes[1]	10,135.7	10,637.0	-	-
Burnstone Debt[2]	1,263.3	-	-	2,075.3
Total	11,399.0	10,637.0	-	2,075.3
30 June 2020
2022 and 2025 Notes[1]	11,937.2	12,517.7	-	-
US$ Convertible Bond[3]	5,796.0	-	5,930.1	-
Burnstone Debt[2]	1,723.9	-	-	1,872.5
Total	19,457.1	12,517.7	5,930.1	1,872.5
31 December 2019
2022 and 2025 Notes[1]	9,609.8	10,138.4	-	-
US$ Convertible Bond[3]	4,578.6	-	4,724.5	-
Burnstone Debt[2]	1,330.4	-	-	1,441.0
Total	15,518.8	10,138.4	4,724.5	1,441.0
1	The fair value is based on the quoted market prices of the notes
2	The fair value of the Burnstone Debt has been derived from discounted cash flow models. These models use several key assumptions, including estimates of future sales volumes, Gold prices, operating costs, capital expenditure and discount rate. The fair value estimate is sensitive to changes in the key assumptions, for example, increases in the market related discount rate would decrease the fair value if all other inputs remain unchanged. The extent of the fair value changes would depend on how inputs change in relation to each other
3	The fair value of the amortised cost component of the US$ Convertible Bond is based on the quoted price of the instrument after separating the fair value of the derivative component

17.2 Risk management activities

Liquidity risk: working capital and going concern assessment

For the year ended 31 December 2020, the Group realised a profit of R30,621.6 million (31 December 2019: R432.8 million). As at 31 December 2020 the Group’s current assets exceeded its current liabilities by R34,755.5 million (31 December 2019: R11,836.9 million) and the Group’s total assets exceeded its total liabilities by R70,716.0 million (31 December 2019: R31,138.3 million). During the year ended 31 December 2020 the Group generated net cash from operating activities of R27,149.3 million (31 December 2019: R9,464.0 million).

The Group currently has committed undrawn debt facilities of R7,336.3 million at 31 December 2020 (31 December 2019: R5,688.0 million) and cash balances of R20,239.8 million (31 December 2019: R5,619.0 million). The most immediate debt maturity is the US$353.7 million June 2022 High Yield bond maturity, and an early restructure and/or settlement of this tranche could be undertaken during 2021. Additionally, US$75 million of the USD Revolving Credit Facility (RCF) matures in both April 2021 and April 2022, with the US$450 million balance of the USD RCF maturing in April 2023. Given that as at 31 December 2020 only US$475 million of the US$600 million USD RCF was drawn, the April 2021 facility availability maturity will not trigger a cash settlement. The R5.5 billion RCF was fully repaid during August 2020 with the full balance being undrawn at 31 December 2020 and available until November 2023, given the exercise of the first extension option. During October 2020 the US$ Convertible bond was settled through cash (R13.2 million) and the issue of shares (R12,573.2 million, refer note 11.1), further strengthening the balance sheet whilst preserving cash. Given the high level of available cash and undrawn facilities and resultant strong liquidity position no imminent refinancing of debt is required.

The Group’s leverage ratio (net (cash)/debt to adjusted EBITDA) as at 31 December 2020 was (0.1):1 (31 December 2019 was 1.4:1) and its interest coverage ratio (adjusted EBITDA to net finance charges) was 79.8:1 (31 December 2019 was 6.5:1). Both considerably better than the maximum permitted leverage ratio of at most 2.5:1 (up to 31 December 2019 3.5:1); and minimum required interest coverage ratio of 4.0:1, calculated on a quarterly basis, required under the US$600 million RCF and the R5.5 billion RCF.

Gold and PGMs are sold in US dollars with most of the South African operating costs incurred in rand, as such the Group’s results and financial condition will be impacted if there is a material change in the rand/US dollar exchange rate. High levels of volatility in commodity prices may also impact on profitability. Due to the nature of deep level mining, industrial and mining accidents may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities. Further, Sibanye-Stillwater’s operations may be adversely affected by production stoppages caused by labour unrests, union activity or other factors.

Any additional regulatory restrictions imposed by the South African government to reduce the spread of the COVID-19 pandemic (refer below) could adversely affect the 2021 production outlook of the South African operations. Presently, there are no COVID-19 related work stoppages being imposed by either the Federal government and the State of Montana. However, the ongoing need to maintain COVID-19 protocols in the US, due to state and federal guidelines and the Montana Operation’s own processes to manage its COVID-19 exposures, is having an impact on productivity and may adversely affect the 2021 production outlook of the US PGM operations. These productivity impacts include, but are not limited to, staggered shift arrangements, duplicate transport, mandatory screening, contact tracing and quarantining where necessary. These factors could impact on cash generated or utilised by the Group, as well as adjusted EBITDA and financial covenants.

The following events, reported in our annual report for the year ended 31 December 2020, impacted on the profitability of the Group for the year under review:

●	Anglo American Platinum Limited’s (Anglo Plats) temporary shutdown of its converter plant (force majeure declared on 6 March 2020) – during the force majeure period, material produced by the Rustenburg, Platinum Mile and Kroondal operations was delivered to our Marikana processing facility. The converter plant at Anglo Plats was brought back into production on 12 May 2020 and Anglo Plats lifted the force majeure. On 31 May 2020 the converter plant was again shut down due to a water leak in the high-pressure cooling section of the converter which was repaired by mid-June 2020. The toll treatment agreement between Anglo Plats and our Rustenburg operation, and the purchase of concentrate agreement with our Kroondal and Platinum Mile operations continued after Anglo repaired and recommissioned its converter plant.
●	COVID-19 outbreak in South Africa – the President of the Republic of South Africa announced a nation-wide lockdown from midnight 26 March 2020, which was amended through a notice published by the South African government on 16 April 2020 allowing for our South African mining operations to be conducted at a reduced capacity of not more than 50%. From 17 April 2020, management commenced implementing its strategy to mobilise the required employee complement to safely ramp up production at our South African operations to the initial restricted 50%. Subsequent directives issued by the Minister of Mineral Resources and Energy and the

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 37

easing of lockdown restrictions allowed for the controlled ramp up of production under stringent regulations. These measures had a significant adverse impact on our production from our South African operations during Q2 2020. At 30 June 2020 the SA Gold and SA PGM operations were at a production capacity of 86% and 73%, respectively. Our strategy to safely mobilise employees and ramp up to near normal production levels by the end of H2 2020 was successfully delivered. By the end of December 2020 the SA gold operations were almost ramped up to normal production capacity, however the momentum of ramping up into January 2021 was disturbed by Christmas break whereby the pace of employees returning back was slower than anticipated, especially those foreign nationals returning from the SADC countries where stricter border controls were implemented. The return to work was impacted due to the extended screening process and compliance requirements linked to the National Government level 3 lockdown regulations which was imposed in December 2020 and January 2021. By the end of December 2020, the SA PGM operations were ramped up to normal production capacity, however the momentum of ramping up into January 2021 was also disturbed by Christmas break whereby the pace of employees returning back was slower than anticipated due to the extended screening process. The extended period of screening was caused by the compliance requirements to level 3 National government lockdown regulations which require every employee returning from the Christmas break to be tested and screened for COVID-19. In H1 2020, capital expenditure at the South African operations was deferred to H2 2020 mainly due to the COVID-19 lockdowns, with capital expenditure in H2 2020 mainly incurred in the Infrastructure, safety and compliance projects. The deferral of such capital expenditure projects will flow into Q1 2021 and is also reflected as an increase in the 2021 capex plan.
●	Although no formal lock down was experienced at our US PGM operations during 2020, the operational performance of our US PGM operations was negatively impacted by COVID-19, with proactive COVID-19 measures required to mitigate the spread of the COVID-19 pandemic and contain liquidity for the Group. This, amongst others, resulted in the deferral of capital project activity, the delay in receipt of key sustaining and growth capital items and a curtailment in recycling operation activity for a portion of 2020. The need to demobilize key project contractors during the onset of COVID-19, together with force majeure declaration's on key project infrastructure, contributed to the Stillwater East (Blitz) project being delayed by 24 months. Our recycling operations saw a noticeable market liquidity driven slow down early on in the pandemic, although a recovery in the secondary supply market occurred during the second half of 2020. The US PGM Operations saw production losses of approximately 4% due to COVID-19 during 2020.

During December 2020 and January 2021 South Africa experienced a second wave of COVID-19 infections that, if not contained, could affect the production from our South African operations. Although the South African government introduced a level 3 lock down commencing from 28 December 2020, this did not impose further restrictions on our South African operations. COVID-19 infection rates remain high across the United States and our Montana Operations continue to operate under strict COVID-19 protocols. Management believes that the educational, safety and continued awareness measures already embedded at all our operations should limit the spread of infections.

The Group has thoroughly demonstrated its ability to proactively manage liquidity risk through these extraordinary times. Our improved geographical and commodity diversification, along with improved commodity prices, cost containment, and increased operational scale have enabled management to successfully mitigate the simultaneous impact of these abnormal events during 2020, navigating the Group to well below its targeted leverage ratio of below 1:1.

Notwithstanding the exceptionally strong current liquidity position and financial outlook, further amendments to COVID-19 regulations or uncontrolled infection rates could impose additional restrictions on both our US PGM and South African operations that may adversely impact the production outlook for 2021. This could deteriorate the Group’s forecasted liquidity position and may require the Group to further increase operational flexibility by adjusting mine plans, reducing capital expenditure and/or selling assets. The Group may also, if necessary, be required to consider options to increase funding flexibility which may include, amongst others, additional loan facilities or debt capital market issuances, streaming facilities, prepayment facilities or, in the event that other options are not deemed preferable or achievable by the Board, an equity capital raise. The Group could also, with lender approval, request covenant amendments or restructure facilities. During past adversity management has successfully implemented similar actions.

Management believes that the cash generated by its operations, cash on hand, the unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The consolidated financial statements for the year ended 31 December 2020, therefore, have been prepared on a going concern basis.

18.	Contingent liabilities

18.1 Purported Class Action Lawsuits

In 2018, two groups of plaintiffs filed purported class action lawsuits, subsequently consolidated into a single action (Class Action), against Sibanye Gold Limited and Neal Froneman (collectively, the Defendants) in the United States District Court for the Eastern District of New York, alleging violations of the US securities laws. Specifically, the Class Action alleged that the Defendants made false and/or misleading statements about its safety practices and record and thereby violated the US securities laws. The Class Action sought an unspecific amount of damages. The Defendants filed a motion to dismiss the Class Action. On 10 November 2020, the Court granted the Defendants’ motion to dismiss in its entirety and ordered that the case be closed.  Judgment in favor of the Defendants was entered on 12 November 2020. The Plaintiffs’ time to file a notice of appeal expired on 14 December 2020. Therefore, this action is now terminated.

18.2 Delaware Supreme Court rules in favour of Sibanye-Stillwater in dissenting shareholder action

The Court of Chancery of the State of Delaware in the United States of America (the Court), in a Memorandum Opinion dated 21 August 2019, ruled in favour of the Sibanye Gold Limited in the appraisal action brought by a group of minority shareholders (the Dissenting Shareholders) of the Stillwater Mining Company (Stillwater), following the acquisition of Stillwater by Sibanye Gold Limited in May 2017 for a cash consideration of US$18 per Stillwater share.

In terms of the ruling, the Dissenting Shareholders (together owning approximately 4.5% of Stillwater shares outstanding at the time) received the same US$18 per share consideration originally offered to, and accepted by other Stillwater shareholders, plus interest. The remaining payment of approximately US$21 million due to the Dissenting Shareholders has been paid by Sibanye-Stillwater during the six months ended 31 December 2019.

Certain of the Dissenting Shareholders filed an appeal with the Supreme Court of the State of Delaware and oral argument was completed on 15 July 2020. On 12 October 2020, the Delaware Supreme Court issued an opinion affirming in whole the trial court’s opinion. On 28 October 2020, the Delaware Supreme Court issued a mandate to the trial court closing the case. Therefore, this action is now terminated.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 38

18.3 Arbitration case Redpath USA Corporation versus Stillwater Mining Company

In 2015, Redpath USA Corporation (the Contractor) was hired by the Stillwater Mining Company (the Company) to advance the Benbow decline as part of the Blitz project. During November 2019 the Contractor filed a claim wherein the contractor has raised a dispute over additional and rework costs of establishing a decline at the Stillwater Mine after drilling errors caused a water inundation that required significant remediation. The Contractor assumed the additional costs and is now wanting to recover those costs, in an amount of approximately US$20 million, from the Company. After engaging outside counsel and based on the  terms of the contract that supports the Company’s position, management believes the Contractor’s claim is without merit and disputes the arbitration demand claim in the legal documents served on the Contractor.

19.	Events after the reporting period

There were no events that could have a material impact on the financial results of the Group after 31 December 2020 up to the date on which the condensed consolidated provisional financial statements for the six months and year ended 31 December 2020 was authorised for issue.

20.	Review report of the independent auditor

These condensed consolidated provisional financial statements for the year ended 31 December 2020, have been reviewed by the Company’s auditor, Ernst & Young Inc., who expressed an unmodified review conclusion.

The auditor’s report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from the Company’s registered office.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 39

21.	Segment reporting

Figures in million

	For the six months ended 31 Dec 2020 (Unaudited)
	GROUP		SA OPERATIONS															GROUP
SA rand	Total	US PGM OPERA- TIONS	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[1]	Cor- porate[1]
Revenue	72,373.7	22,138.2	50,557.6	33,477.4	11,829.3	15,929.8	5,239.1	577.1	2,631.6	(2,729.5)	17,080.2	4,624.4	6,156.2	2,729.3	591.2	2,977.4	1.7	(322.1)
Underground	54,642.3	10,551.2	44,413.2	31,978.4	10,816.7	15,932.9	5,239.1	-	2,631.6	(2,641.9)	12,434.8	4,624.4	5,220.2	2,588.5	-	-	1.7	(322.1)
Surface	6,144.4	-	6,144.4	1,499.0	1,012.6	(3.1)	-	577.1	-	(87.6)	4,645.4	-	936.0	140.8	591.2	2,977.4	-	-
Recycling	11,587.0	11,587.0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(38,051.1)	(15,037.8)	(23,013.3)	(12,647.9)	(4,757.3)	(6,414.4)	(1,593.2)	(245.2)	(1,027.1)	1,389.3	(10,365.4)	(2,658.2)	(3,722.4)	(1,995.6)	(362.7)	(1,626.5)	-	-
Underground	(23,689.8)	(3,872.3)	(19,817.5)	(12,020.8)	(4,287.8)	(6,414.4)	(1,593.2)	-	(1,027.1)	1,301.7	(7,796.7)	(2,658.2)	(3,221.2)	(1,917.5)	0.2	-	-	-
Surface	(3,195.8)	-	(3,195.8)	(627.1)	(469.5)	-	-	(245.2)	-	87.6	(2,568.7)	-	(501.2)	(78.1)	(362.9)	(1,626.5)	-	-
Recycling	(11,165.5)	(11,165.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(1,451.7)	(19.2)	(1,432.5)	(805.1)	59.3	(614.9)	(43.0)	(145.8)	(50.6)	(10.1)	(627.4)	(52.4)	(55.2)	(62.3)	(323.3)	(13.7)	(120.5)	-
Adjusted EBITDA	32,870.9	7,081.2	26,111.8	20,024.4	7,131.3	8,900.5	3,602.9	186.1	1,553.9	(1,350.3)	6,087.4	1,913.8	2,378.6	671.4	(94.8)	1,337.2	(118.8)	(322.1)
Amortisation and depreciation	(4,148.8)	(1,398.0)	(2,750.8)	(1,168.4)	(448.1)	(460.5)	(228.3)	(29.3)	(138.1)	135.9	(1,582.4)	(531.6)	(628.4)	(289.7)	(6.1)	(94.4)	(32.2)	-
Interest income	561.3	153.2	408.1	111.8	10.0	60.3	39.5	1.4	1.9	(1.3)	296.3	39.7	33.7	21.6	24.2	102.7	74.4	-
Finance expense	(1,441.3)	(479.7)	(798.4)	(314.9)	(1,412.5)	(125.1)	(64.7)	-	(4.9)	1,292.3	(483.5)	(62.4)	(62.0)	(49.0)	(48.6)	(27.3)	(234.2)	(163.2)
Share-based payments	(214.9)	(58.9)	(156.0)	(69.2)	(28.0)	(33.1)	(8.1)	-	-	-	(86.8)	(17.2)	(20.3)	(14.9)	-	37.4	(71.8)	-
Net other[3]	(1,555.3)	(13.0)	(1,542.3)	295.8	(3,832.6)	1,474.2	21.9	(14.7)	(6.7)	2,653.7	(1,838.1)	11.8	16.8	18.2	25.3	6.0	(1,916.2)	-
Non-underlying items[4]	(1,032.2)	(22.7)	(964.8)	567.2	592.3	(18.8)	(6.3)	-	-	-	(1,532.0)	(31.4)	(19.2)	(40.2)	(3.0)	(0.2)	(1,438.0)	(44.7)
Royalties and carbon tax	(1,341.9)	-	(1,341.9)	(1,239.2)	(602.4)	(630.8)	(6.4)	-	(86.2)	86.6	(102.7)	(62.0)	(96.5)	(35.6)	(3.0)	(0.1)	94.5	-
Current taxation	(3,523.2)	(545.0)	(2,933.1)	(2,636.2)	(1,761.8)	(5.4)	(872.4)	4.1	(285.6)	284.9	(296.9)	(3.7)	15.3	(1.7)	-	(302.3)	(4.5)	(45.1)
Deferred taxation	716.1	(356.2)	1,072.3	837.5	76.0	951.0	(71.7)	(44.3)	(32.9)	(40.6)	234.8	15.6	(273.8)	(73.2)	-	(85.8)	652.0	-
Profit/(loss) for the period	20,890.7	4,360.9	17,104.9	16,408.8	(275.8)	10,112.3	2,406.4	103.3	1,001.4	3,061.2	696.1	1,272.6	1,344.2	206.9	(106.0)	973.2	(2,994.8)	(575.1)
Attributable to:
Owners of Sibanye-Stillwater	19,926.9	4,360.9	16,141.1	15,923.9	(275.8)	9,635.8	2,406.4	94.8	1,001.4	3,061.3	217.2	1,272.6	1,344.2	206.9	(106.0)	494.9	(2,995.4)	(575.1)
Non-controlling interests	963.8	-	963.8	484.9	-	476.5	-	8.5	-	(0.1)	478.9	-	-	-	-	478.3	0.6	-
Sustaining capital expenditure[5]	(1,799.0)	(495.7)	(1,303.3)	(696.4)	(187.9)	(363.4)	(126.4)	(18.5)	(258.6)	258.4	(606.9)	(107.8)	(277.8)	(57.8)	-	(163.5)	-	-
Ore reserve development	(2,410.1)	(621.8)	(1,788.3)	(686.9)	(258.6)	(428.3)	-	-	-	-	(1,101.4)	(466.6)	(448.4)	(186.4)	-	-	-	-
Growth projects	(1,271.9)	(1,091.3)	(180.6)	-	-	-	-	-	-	-	(180.6)	-	(107.2)	-	-	(38.6)	(34.8)	-
Total capital expenditure	(5,481.0)	(2,208.8)	(3,272.2)	(1,383.3)	(446.5)	(791.7)	(126.4)	(18.5)	(258.6)	258.4	(1,888.9)	(574.4)	(833.4)	(244.2)	-	(202.1)	(34.8)	-

	For the six months ended 31 Dec 2020 (Unaudited)
	GROUP		SA OPERATIONS															GROUP
US dollars[6]	Total	US PGM OPERA- TIONS	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[1]	Cor- porate[1]
Revenue	4,439.0	1,362.5	3,096.2	2,050.2	725.2	976.1	320.4	35.3	160.8	(167.6)	1,046.0	282.6	376.8	167.3	36.3	182.5	0.5	(19.7)
Underground	3,347.8	648.1	2,719.4	1,958.2	663.0	976.3	320.4	-	160.8	(162.3)	761.2	282.6	319.4	158.7	-	-	0.5	(19.7)
Surface	376.8	-	376.8	92.0	62.2	(0.2)	-	35.3	-	(5.3)	284.8	-	57.4	8.6	36.3	182.5	-	-
Recycling	714.4	714.4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(2,340.6)	(926.5)	(1,414.1)	(777.6)	(292.7)	(394.9)	(97.7)	(15.1)	(62.9)	85.7	(636.5)	(163.2)	(228.6)	(122.5)	(22.3)	(99.9)	-	-
Underground	(1,455.9)	(238.1)	(1,217.8)	(739.0)	(263.9)	(394.9)	(97.7)	-	(62.9)	80.4	(478.8)	(163.2)	(197.8)	(117.8)	-	-	-	-
Surface	(196.3)	-	(196.3)	(38.6)	(28.8)	-	-	(15.1)	-	5.3	(157.7)	-	(30.8)	(4.7)	(22.3)	(99.9)	-	-
Recycling	(688.4)	(688.4)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(88.4)	(1.2)	(87.2)	(48.9)	3.7	(37.4)	(2.7)	(8.8)	(2.9)	(0.8)	(38.3)	(3.1)	(3.3)	(3.9)	(19.9)	(0.8)	(7.3)	-
Adjusted EBITDA	2,010.0	434.8	1,594.9	1,223.7	436.2	543.8	220.0	11.4	95.0	(82.7)	371.2	116.3	144.9	40.9	(5.9)	81.8	(6.8)	(19.7)
Amortisation and depreciation	(254.7)	(85.9)	(168.8)	(71.7)	(27.5)	(28.2)	(14.0)	(1.8)	(8.5)	8.3	(97.1)	(32.6)	(38.5)	(17.8)	(0.4)	(5.8)	(2.0)	-
Interest income	34.5	9.4	25.1	6.9	0.7	3.7	2.4	0.1	0.1	(0.1)	18.2	2.4	2.1	1.4	1.5	6.3	4.5	-
Finance expense	(88.8)	(29.6)	(49.1)	(19.3)	(86.9)	(7.7)	(4.0)	-	(0.4)	79.7	(29.8)	(3.9)	(3.8)	(3.0)	(3.0)	(1.7)	(14.4)	(10.1)
Share-based payments	(13.3)	(3.6)	(9.7)	(4.2)	(1.7)	(2.0)	(0.5)	-	-	-	(5.5)	(1.0)	(1.3)	(0.9)	-	2.2	(4.5)	-
Net other[3]	(93.8)	(0.8)	(93.0)	18.6	(232.9)	90.1	1.4	(0.9)	(0.4)	161.3	(111.6)	0.7	1.0	1.1	1.6	0.3	(116.3)	-
Non-underlying items[4]	(63.3)	(1.4)	(59.2)	34.2	36.0	(1.4)	(0.4)	-	-	-	(93.4)	(1.9)	(1.2)	(2.4)	(0.2)	-	(87.7)	(2.7)
Royalties and carbon tax	(81.8)	-	(81.8)	(75.5)	(36.8)	(38.4)	(0.4)	-	(5.3)	5.4	(6.3)	(3.7)	(5.9)	(2.2)	(0.2)	-	5.7	-
Current taxation	(215.5)	(33.4)	(179.4)	(161.1)	(107.5)	(0.3)	(53.4)	0.2	(17.5)	17.4	(18.3)	(0.3)	1.0	(0.1)	-	(18.5)	(0.4)	(2.7)
Deferred taxation	43.4	(21.9)	65.3	51.1	4.7	57.8	(4.4)	(2.7)	(2.0)	(2.3)	14.2	0.8	(16.7)	(4.5)	-	(5.2)	39.8	-
Profit/(loss) for the period	1,276.7	267.6	1,044.3	1,002.7	(15.7)	617.4	146.7	6.3	61.0	187.0	41.6	76.8	81.6	12.5	(6.6)	59.4	(182.1)	(35.2)
Attributable to:
Owners of Sibanye-Stillwater	1,217.8	267.6	985.4	973.1	(15.7)	588.3	146.7	5.8	61.0	187.0	12.3	76.8	81.6	12.5	(6.6)	30.3	(182.3)	(35.2)
Non-controlling interests	58.9	-	58.9	29.6	-	29.1	-	0.5	-	-	29.3	-	-	-	-	29.1	0.2	-
Sustaining capital expenditure[5]	(110.0)	(30.4)	(79.6)	(42.5)	(11.5)	(22.2)	(7.7)	(1.1)	(15.8)	15.8	(37.1)	(6.6)	(16.9)	(3.6)	-	(10.0)	-	-
Ore reserve development	(147.8)	(38.3)	(109.5)	(42.0)	(15.8)	(26.2)	-	-	-	-	(67.5)	(28.6)	(27.5)	(11.4)	-	-	-	-
Growth projects	(78.3)	(67.3)	(11.0)	-	-	-	-	-	-	-	(11.0)	-	(6.5)	-	-	(2.3)	(2.2)	-
Total capital expenditure	(336.1)	(136.0)	(200.1)	(84.5)	(27.3)	(48.4)	(7.7)	(1.1)	(15.8)	15.8	(115.6)	(35.2)	(50.9)	(15.0)	-	(12.3)	(2.2)	-
1	Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction and corporate transaction costs
2	Net other cash costs consist of net other costs as per the condensed consolidated income statement excluding change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable, income on settlement of dispute, non-cash loss due to dilution of interest in joint operation (R30.2 million) and other non-recurring costs; and include lease payments (R74.7 million) to conform with the adjusted EBITDA reconciliation disclosed in note 11.2
3	Net other consists of loss on financial instruments, gain on foreign exchange differences, change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss and the add back of the lease payment referred to in footnote 2 above. Corporate and reconciling items net other includes the share of results of equity-accounted investees after tax as detailed in profit or loss
4	Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, loss on BTT early settlement, restructuring costs, transaction costs, loss on settlement of US$ Convertible Bond, income on settlement of legal dispute, non-cash loss with dilution of interest in joint operation (R30.2 million) and occupational healthcare expense as detailed in profit or loss
5	Included in the amount is capital expenditure of R3.4 million relating to recycling activities at the US PGM operations
6	The average exchange rate for the six months ended 31 December 2020 was R16.26/US$

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 40

Figures in million

	For the six months ended 30 Jun 2020 (Unaudited)
	GROUP	US PGM	SA OPERATIONS															GROUP
SA rand	Total	OPERA- TIONS	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[1]	Cor- porate[1]
Revenue	55,018.7	23,015.9	32,223.8	21,435.2	8,599.4	10,935.0	2,733.7	373.2	1,262.9	(2,469.0)	10,788.6	2,169.1	3,638.8	1,934.5	448.4	2,073.6	524.2	(221.0)
Underground	36,727.6	9,306.4	27,642.2	20,163.9	7,704.4	10,931.9	2,733.7	-	1,262.9	(2,469.0)	7,478.3	2,169.1	2,889.2	1,911.3	-	-	508.7	(221.0)
Surface	4,581.6	-	4,581.6	1,271.3	895.0	3.1	-	373.2	-	-	3,310.3	-	749.6	23.2	448.4	2,073.6	15.5	-
Recycling	13,709.5	13,709.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(37,725.3)	(16,965.6)	(20,759.7)	(12,074.7)	(4,831.4)	(6,817.6)	(1,210.1)	(157.4)	(574.0)	1,515.8	(8,685.0)	(2,205.4)	(3,157.2)	(1,718.2)	(308.3)	(1,295.9)	-	-
Underground	(21,812.6)	(3,713.6)	(18,099.0)	(11,530.4)	(4,444.5)	(6,817.6)	(1,210.1)	-	(574.0)	1,515.8	(6,568.6)	(2,205.4)	(2,664.4)	(1,698.8)	-	-	-	-
Surface	(2,660.7)	-	(2,660.7)	(544.3)	(386.9)	-	-	(157.4)	-	-	(2,116.4)	-	(492.8)	(19.4)	(308.3)	(1,295.9)	-	-
Recycling	(13,252.0)	(13,252.0)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(779.4)	(48.3)	(731.1)	(310.4)	(8.4)	(174.5)	(33.0)	(94.7)	(8.0)	8.2	(420.7)	(13.2)	(49.1)	(34.7)	(318.4)	(30.0)	24.7	-
Adjusted EBITDA	16,514.0	6,002.0	10,733.0	9,050.1	3,759.6	3,942.9	1,490.6	121.1	680.9	(945.0)	1,682.9	(49.5)	432.5	181.6	(178.3)	747.7	548.9	(221.0)
Amortisation and depreciation	(3,443.6)	(1,329.5)	(2,114.1)	(904.0)	(358.0)	(357.9)	(181.6)	(4.6)	(143.4)	141.5	(1,210.1)	(400.5)	(463.7)	(200.8)	(7.5)	(108.0)	(29.6)	-
Interest income	504.1	125.4	378.7	110.3	17.3	46.2	44.5	1.4	2.1	(1.2)	268.4	27.6	24.9	14.0	21.2	75.5	105.2	-
Finance expense	(1,710.5)	(577.6)	(974.0)	(346.9)	(1,428.7)	(133.7)	(71.8)	-	(9.1)	1,296.4	(627.1)	(94.0)	(88.5)	(58.1)	(51.8)	(30.6)	(304.1)	(158.9)
Share-based payments	(297.5)	(21.3)	(276.2)	(20.9)	(8.0)	(8.0)	(4.9)	-	-	-	(255.3)	(4.6)	(5.6)	(3.7)	-	(178.0)	(63.4)	-
Net other[3]	1,161.7	44.4	1,117.3	927.8	(14.1)	657.3	99.9	0.7	(9.5)	193.5	189.5	7.7	13.2	9.7	10.6	24.4	123.9	-
Non-underlying items[4]	(517.9)	(69.8)	(420.5)	(418.2)	(1.5)	(416.0)	(0.7)	-	-	-	(2.3)	4.1	0.9	(0.1)	(0.6)	(1.4)	(5.2)	(27.6)
Royalties and carbon tax	(428.3)	-	(428.3)	(386.2)	(321.8)	(60.7)	(3.4)	-	(49.0)	48.7	(42.1)	(10.9)	(18.3)	(10.5)	(2.2)	(0.2)	-	-
Current taxation	(1,851.1)	(431.4)	(1,419.7)	(1,224.1)	(873.1)	97.7	(427.3)	(18.9)	(164.7)	162.2	(195.6)	(5.7)	(6.1)	(3.3)	-	(189.3)	8.8	-
Deferred taxation	(200.0)	(325.3)	125.3	120.1	22.1	-	37.6	(14.1)	(9.0)	83.5	5.2	(248.5)	(48.5)	(15.5)	-	(11.2)	328.9	-
Profit/(loss) for the period	9,730.9	3,416.9	6,721.5	6,908.0	793.8	3,767.8	982.9	85.6	298.3	979.6	(186.5)	(774.3)	(159.2)	(86.7)	(208.6)	328.9	713.4	(407.5)
Attributable to:
Owners of Sibanye-Stillwater	9,385.0	3,416.9	6,375.6	6,727.0	793.8	3,593.8	982.9	78.5	298.3	979.7	(351.4)	(774.3)	(159.2)	(86.7)	(208.6)	164.5	712.9	(407.5)
Non-controlling interests	345.9	-	345.9	181.0	-	174.0	-	7.1	-	(0.1)	164.9	-	-	-	-	164.4	0.5	-
Sustaining capital expenditure	(1,017.7)	(302.4)	(715.3)	(355.7)	(137.7)	(151.8)	(61.4)	(4.8)	(155.3)	155.3	(359.6)	(78.7)	(114.2)	(35.3)	-	(131.4)	-	-
Ore reserve development	(1,740.1)	(617.4)	(1,122.7)	(437.9)	(158.4)	(279.5)	-	-	-	-	(684.8)	(275.7)	(273.8)	(135.3)	-	-	-	-
Growth projects	(1,376.6)	(1,293.6)	(83.0)	(19.7)	-	-	-	(19.7)	-	-	(63.3)	-	(48.2)	(0.2)	-	(7.6)	(7.3)	-
Total capital expenditure	(4,134.4)	(2,213.4)	(1,921.0)	(813.3)	(296.1)	(431.3)	(61.4)	(24.5)	(155.3)	155.3	(1,107.7)	(354.4)	(436.2)	(170.8)	-	(139.0)	(7.3)	-

	For the six months ended 30 Jun 2020 (Unaudited)
	GROUP	US PGM	SA OPERATIONS															GROUP
US dollars[5]	Total	OPERA- TIONS	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[1]	Cor- porate[1]
Revenue	3,300.5	1,380.7	1,933.1	1,285.9	515.9	656.0	164.0	22.4	75.8	(148.2)	647.2	130.1	218.3	116.1	26.9	124.4	31.4	(13.3)
Underground	2,203.2	558.3	1,658.2	1,209.6	462.2	655.8	164.0	-	75.8	(148.2)	448.6	130.1	173.3	114.7	-	-	30.5	(13.3)
Surface	274.9	-	274.9	76.3	53.7	0.2	-	22.4	-	-	198.6	-	45.0	1.4	26.9	124.4	0.9	-
Recycling	822.4	822.4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(2,263.1)	(1,017.8)	(1,245.3)	(724.3)	(289.8)	(409.0)	(72.6)	(9.4)	(34.4)	90.9	(521.0)	(132.3)	(189.4)	(103.1)	(18.5)	(77.7)	-	-
Underground	(1,308.5)	(222.8)	(1,085.7)	(691.7)	(266.6)	(409.0)	(72.6)	-	(34.4)	90.9	(394.0)	(132.3)	(159.8)	(101.9)	-	-	-	-
Surface	(159.6)	-	(159.6)	(32.6)	(23.2)	-	-	(9.4)	-	-	(127.0)	-	(29.6)	(1.2)	(18.5)	(77.7)	-	-
Recycling	(795.0)	(795.0)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(47.0)	(2.9)	(44.1)	(18.8)	(0.6)	(10.5)	(2.0)	(5.7)	(0.6)	0.6	(25.3)	(0.8)	(3.0)	(2.1)	(19.1)	(1.8)	1.5	-
Adjusted EBITDA	990.4	360.0	643.7	542.8	225.5	236.5	89.4	7.3	40.8	(56.7)	100.9	(3.0)	25.9	10.9	(10.7)	44.9	32.9	(13.3)
Amortisation and depreciation	(206.6)	(79.8)	(126.8)	(54.3)	(21.5)	(21.5)	(10.9)	(0.3)	(8.6)	8.5	(72.5)	(24.0)	(27.8)	(12.0)	(0.4)	(6.5)	(1.8)	-
Interest income	30.2	7.5	22.7	6.6	1.0	2.8	2.7	0.1	0.1	(0.1)	16.1	1.7	1.5	0.8	1.3	4.5	6.3	-
Finance expense	(102.6)	(34.6)	(58.5)	(20.9)	(85.7)	(8.0)	(4.3)	-	(0.5)	77.6	(37.6)	(5.6)	(5.3)	(3.5)	(3.1)	(1.8)	(18.3)	(9.5)
Share-based payments	(17.8)	(1.3)	(16.5)	(1.3)	(0.5)	(0.5)	(0.3)	-	-	-	(15.2)	(0.3)	(0.3)	(0.2)	-	(10.7)	(3.7)	-
Net other[3]	69.7	2.7	67.0	55.6	(0.8)	39.4	6.0	-	(0.6)	11.6	11.4	0.5	0.8	0.6	0.6	1.5	7.4	-
Non-underlying items[4]	(30.8)	(4.2)	(24.9)	(25.1)	(0.1)	(25.0)	-	-	-	-	0.2	0.2	0.1	-	-	(0.1)	-	(1.7)
Royalties and carbon tax	(25.7)	-	(25.7)	(23.2)	(19.3)	(3.6)	(0.2)	-	(2.9)	2.8	(2.5)	(0.7)	(1.1)	(0.6)	(0.1)	-	-	-
Current taxation	(111.0)	(25.9)	(85.1)	(73.3)	(52.4)	5.9	(25.6)	(1.1)	(9.9)	9.8	(11.8)	(0.3)	(0.4)	(0.2)	-	(11.4)	0.5	-
Deferred taxation	(12.0)	(19.5)	7.5	7.2	1.3	-	2.3	(0.8)	(0.5)	4.9	0.3	(14.9)	(2.9)	(0.9)	-	(0.7)	19.7	-
Profit for the period/(loss)	583.8	204.9	403.4	414.1	47.5	226.0	59.1	5.2	17.9	58.4	(10.7)	(46.4)	(9.5)	(5.1)	(12.4)	19.7	43.0	(24.5)
Attributable to:				-
Owners of Sibanye-Stillwater	563.1	204.9	382.7	403.3	47.5	215.6	59.1	4.8	17.9	58.4	(20.6)	(46.4)	(9.5)	(5.1)	(12.4)	9.8	43.0	(24.5)
Non-controlling interests	20.7	-	20.7	10.8	-	10.4	-	0.4	-	-	9.9	-	-	-	-	9.9	-	-
Sustaining capital expenditure	(61.1)	(18.1)	(43.0)	(21.4)	(8.3)	(9.1)	(3.7)	(0.3)	(9.3)	9.3	(21.6)	(4.7)	(6.9)	(2.1)	-	(7.9)	-	-
Ore reserve development	(104.3)	(37.0)	(67.3)	(26.3)	(9.5)	(16.8)	-	-	-	-	(41.0)	(16.5)	(16.4)	(8.1)	-	-	-	-
Growth projects	(82.6)	(77.6)	(5.0)	(1.2)	-	-	-	(1.2)	-	-	(3.8)	-	(2.9)	-	-	(0.5)	(0.4)	-
Total capital expenditure	(248.0)	(132.7)	(115.3)	(48.9)	(17.8)	(25.9)	(3.7)	(1.5)	(9.3)	9.3	(66.4)	(21.2)	(26.2)	(10.2)	-	(8.4)	(0.4)	-
1	Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction and corporate transaction costs. To align the classification of finance cost on the Wheaton Stream as well as corporate transactions costs between reporting periods, a reclassification between Gold Corporate and Group corporate was made
2	Net other cash costs consist of net other costs as per the condensed consolidated income statement excluding change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable and other non-recurring costs; and include lease payments (R73.0 million) to conform with the adjusted EBITDA reconciliation disclosed in note 11.2
3	Net other consists of gain on financial instruments, loss on foreign exchange differences, change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss and the add back of the lease payment referred to in footnote 2 above. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss
4	Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, loss on BTT early settlement, non-cash other costs (R2.5 million), restructuring costs, transaction costs and occupational healthcare expense as detailed in profit or loss
5	The average exchange rate for the six months ended 30 June 2020 was R16.67/US$

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 41

Figures in million

	For the six months ended 31 Dec 2019 (Unaudited)
	GROUP	US PGM	SA OPERATIONS															GROUP
SA rand	Total	OPERA- TIONS	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[1]	Cor- porate[1]
Revenue	49,390.5	15,541.1	33,965.3	21,339.4	8,050.7	9,818.7	3,318.2	151.8	1,231.1	(1,231.1)	12,625.9	3,006.2	4,100.5	2,748.8	451.8	2,111.4	207.2	(115.9)
Underground	37,100.9	7,128.9	30,087.9	20,673.5	7,599.5	9,755.8	3,318.2	-	1,231.1	(1,231.1)	9,414.4	3,006.2	3,489.1	2,706.9	11.8	-	200.4	(115.9)
Surface	3,877.4	-	3,877.4	665.9	451.2	62.9	-	151.8	-	-	3,211.5	-	611.4	41.9	440.0	2,111.4	6.8	-
Recycling	8,412.2	8,412.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(35,438.3)	(11,236.7)	(24,201.6)	(14,079.6)	(5,132.6)	(7,219.7)	(1,617.6)	(109.7)	(649.7)	649.7	(10,122.0)	(2,574.2)	(3,744.3)	(2,022.4)	(337.1)	(1,444.0)	-	-
Underground	(24,331.4)	(3,072.2)	(21,259.2)	(13,459.0)	(4,621.7)	(7,219.7)	(1,617.6)	-	(649.7)	649.7	(7,800.2)	(2,577.4)	(3,208.8)	(2,006.5)	(7.5)	-	-	-
Surface	(2,942.4)	-	(2,942.4)	(620.6)	(510.9)	-	-	(109.7)	-	-	(2,321.8)	3.2	(535.5)	(15.9)	(329.6)	(1,444.0)	-	-
Recycling	(8,164.5)	(8,164.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(1,014.7)	28.1	(1,042.8)	(506.6)	(105.4)	(336.0)	(52.8)	(12.4)	-	-	(536.2)	(53.4)	(33.8)	(39.2)	(293.0)	(23.4)	(93.4)	-
Adjusted EBITDA	12,937.5	4,332.5	8,720.9	6,753.2	2,812.7	2,263.0	1,647.8	29.7	581.4	(581.4)	1,967.7	378.6	322.4	687.2	(178.3)	644.0	113.8	(115.9)
Amortisation and depreciation	(4,289.4)	(1,193.3)	(3,096.1)	(1,201.6)	(472.4)	(478.2)	(246.2)	(2.5)	(119.8)	117.5	(1,894.5)	(705.0)	(636.0)	(430.9)	(7.6)	(84.2)	(30.8)	-
Interest income	273.1	86.9	186.2	28.4	2.9	(13.3)	36.5	1.2	1.4	(0.3)	157.8	39.2	31.4	23.9	19.0	34.4	9.9	-
Finance expense	(1,731.2)	(141.5)	(1,428.3)	(436.1)	(703.0)	(223.6)	(73.9)	-	(10.3)	574.7	(992.2)	(103.6)	(104.0)	(57.6)	(36.9)	(31.2)	(658.9)	(161.4)
Share-based payments	(200.3)	(30.6)	(169.7)	-	-	-	-	-	-	-	(169.7)	-	-	-	-	(46.0)	(123.7)	-
Net other[3]	(4,809.8)	7.2	(4,817.0)	(1,523.6)	(11,383.7)	100.1	(4.6)	0.7	(43.0)	9,806.9	(3,293.4)	3.5	9.5	(1.1)	(90.2)	10.8	(3,225.9)	-
Non-underlying items[4]	(841.3)	(31.5)	(553.9)	(562.0)	1.3	(608.2)	44.9	-	(8.6)	8.6	8.1	22.7	6.2	11.0	(4.8)	0.2	(27.2)	(255.9)
Royalties and carbon tax	(326.6)	-	(326.6)	(264.6)	(213.0)	(47.2)	(4.4)	-	(39.4)	39.4	(62.0)	(14.7)	(20.1)	(25.1)	(2.1)	-	-	-
Current taxation	(1,192.4)	(290.0)	(902.4)	(1,009.9)	(624.4)	51.5	(436.6)	-	(88.3)	87.9	107.5	(22.7)	(5.5)	(13.3)	-	(73.9)	222.9	-
Deferred taxation	783.9	(111.7)	895.6	51.2	24.6	(0.2)	36.2	(8.0)	(4.3)	2.9	844.4	(392.4)	(163.2)	(159.7)	-	(109.4)	1,669.1	-
Profit for the period	603.5	2,628.0	(1,491.3)	1,835.0	(10,555.0)	1,043.9	999.7	21.1	269.1	10,056.2	(3,326.3)	(794.4)	(559.3)	34.4	(300.9)	344.7	(2,050.8)	(533.2)
Attributable to:
Owners of Sibanye-Stillwater	316.8	2,628.0	(1,778.0)	1,763.0	(10,555.0)	972.7	999.7	19.4	269.1	10,057.1	(3,541.0)	(794.4)	(559.3)	34.4	(300.9)	131.1	(2,051.9)	(533.2)
Non-controlling interests	286.7	-	286.7	72.0	-	71.2	-	1.7	-	(0.9)	214.7	-	-	-	-	213.6	1.1	-
Sustaining capital expenditure	(1,588.0)	(255.5)	(1,332.5)	(895.4)	(188.2)	(565.0)	(136.3)	(5.5)	(177.5)	177.1	(437.1)	(144.5)	(210.4)	(49.5)	-	(32.7)	-	-
Ore reserve development	(2,291.1)	(450.1)	(1,841.0)	(778.4)	(249.8)	(528.6)	-	-	-	-	(1,062.6)	(431.5)	(441.6)	(189.5)	-	-	-	-
Growth projects	(1,243.8)	(1,092.8)	(151.0)	(11.3)	(1.8)	0.7	-	(10.2)	-	-	(139.7)	-	(79.9)	(1.4)	-	(10.9)	(47.5)	-
Total capital expenditure	(5,122.9)	(1,798.4)	(3,324.5)	(1,685.1)	(439.8)	(1,092.9)	(136.3)	(15.7)	(177.5)	177.1	(1,639.4)	(576.0)	(731.9)	(240.4)	-	(43.6)	(47.5)	-

	For the six months ended 31 Dec 2019 (Unaudited)
	GROUP	US PGM	SA OPERATIONS															GROUP
US dollars5	Total	OPERA- TIONS	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[1]	Cor- porate[1]
Revenue	3,385.9	1,060.4	2,333.5	1,467.8	553.6	677.3	226.6	10.3	83.7	(83.7)	865.7	207.5	280.2	188.8	30.7	144.1	14.4	(8.0)
Underground	2,547.6	486.4	2,069.2	1,422.2	522.6	673.0	226.6	-	83.7	(83.7)	647.0	207.5	238.7	186.1	0.8	-	13.9	(8.0)
Surface	264.3	-	264.3	45.6	31.0	4.3	-	10.3	-	-	218.7	-	41.5	2.7	29.9	144.1	0.5	-
Recycling	574.0	574.0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(2,424.6)	(766.5)	(1,658.1)	(968.5)	(353.2)	(497.8)	(110.0)	(7.5)	(44.0)	44.0	(689.6)	(175.7)	(254.9)	(137.8)	(22.9)	(98.3)	-	-
Underground	(1,667.0)	(209.2)	(1,457.8)	(926.0)	(318.2)	(497.8)	(110.0)	-	(44.0)	44.0	(531.8)	(175.9)	(218.6)	(136.8)	(0.5)	-	-	-
Surface	(200.3)	-	(200.3)	(42.5)	(35.0)	-	-	(7.5)	-	-	(157.8)	0.2	(36.3)	(1.0)	(22.4)	(98.3)	-	-
Recycling	(557.3)	(557.3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs2	(68.9)	2.0	(70.9)	(34.8)	(7.2)	(23.2)	(3.6)	(0.8)	-	-	(36.1)	(3.4)	(2.2)	(2.5)	(20.0)	(1.5)	(6.5)	-
Adjusted EBITDA	892.4	295.9	604.5	464.5	193.2	156.3	113.0	2.0	39.7	(39.7)	140.0	28.4	23.1	48.5	(12.2)	44.3	7.9	(8.0)
Amortisation and depreciation	(292.9)	(81.2)	(211.7)	(82.0)	(32.1)	(33.0)	(16.7)	(0.1)	(8.1)	8.0	(129.7)	(48.5)	(43.2)	(29.6)	(0.5)	(5.7)	(2.2)	-
Interest income	18.6	5.9	12.7	1.8	0.2	(1.0)	2.4	0.1	0.1	-	10.9	2.7	2.2	1.7	1.3	2.4	0.6	-
Finance expense	(117.7)	(8.8)	(98.2)	(29.9)	(47.7)	(15.4)	(5.1)	-	(0.7)	39.0	(68.3)	(7.0)	(7.0)	(3.9)	(2.5)	(2.1)	(45.8)	(10.7)
Share-based payments	(13.6)	(2.1)	(11.5)	-	-	-	-	-	-	-	(11.5)	-	-	-	-	(3.1)	(8.4)	-
Net other3	(332.6)	0.5	(333.1)	(105.3)	(787.2)	7.0	(0.3)	0.1	(2.9)	678.0	(227.8)	0.2	0.6	(0.1)	(6.2)	0.6	(222.9)	-
Non-underlying items4	(58.5)	(2.2)	(38.9)	(40.0)	0.1	(43.1)	3.1	-	(0.6)	0.5	1.1	1.8	0.5	0.9	(0.4)	-	(1.7)	(17.4)
Royalties and carbon tax	(22.4)	-	(22.4)	(18.2)	(14.6)	(3.3)	(0.3)	-	(2.6)	2.6	(4.2)	(1.0)	(1.4)	(1.7)	(0.1)	-	-	-
Current taxation	(81.7)	(19.8)	(61.9)	(69.4)	(42.8)	3.6	(30.1)	-	(6.1)	6.0	7.5	(1.6)	(0.4)	(0.9)	-	(5.1)	15.5	-
Deferred taxation	50.7	(9.7)	60.4	3.7	1.7	-	2.6	(0.5)	(0.3)	0.2	56.7	(27.7)	(11.7)	(11.4)	-	(7.6)	115.1	-
Profit for the period	42.3	178.5	(100.1)	125.2	(729.2)	71.1	68.6	1.6	18.5	694.6	(225.3)	(52.7)	(37.3)	3.5	(20.6)	23.7	(141.9)	(36.1)
Attributable to:
Owners of Sibanye-Stillwater	22.6	178.5	(119.8)	120.2	(729.2)	66.1	68.6	1.5	18.5	694.7	(240.0)	(52.7)	(37.3)	3.5	(20.6)	9.1	(142.0)	(36.1)
Non-controlling interests	19.7	-	19.7	5.0	-	5.0	-	0.1	-	(0.1)	14.7	-	-	-	-	14.6	0.1	-
Sustaining capital expenditure	(109.3)	(17.5)	(91.8)	(61.6)	(12.9)	(39.0)	(9.3)	(0.4)	(12.0)	12.0	(30.2)	(10.0)	(14.5)	(3.4)	-	(2.3)	-	-
Ore reserve development	(156.8)	(30.4)	(126.4)	(53.5)	(16.9)	(36.6)	-	-	-	-	(72.9)	(29.7)	(30.2)	(13.0)	-	-	-	-
Growth projects	(84.7)	(74.3)	(10.4)	(0.8)	(0.1)	-	-	(0.7)	-	-	(9.6)	-	(5.5)	(0.1)	-	(0.7)	(3.3)	-
Total capital expenditure	(350.8)	(122.2)	(228.6)	(115.9)	(29.9)	(75.6)	(9.3)	(1.1)	(12.0)	12.0	(112.7)	(39.7)	(50.2)	(16.5)	-	(3.0)	(3.3)	-
1	Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction and corporate transaction costs. To align the classification of finance cost on the Wheaton Stream as well as corporate transactions costs between reporting periods, a reclassification between Gold Corporate and Group corporate was made
2	Net other cash costs consist of net other costs as per the condensed consolidated income statement excluding change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable and other non-recurring costs; and include lease payments (R80.8 million) to conform with the adjusted EBITDA reconciliation disclosed in note 11.2
3	Net other consists of loss on financial instruments, gain on foreign exchange differences, and change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss and the add back of the lease payment referred to in footnote 2 above. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss
4	Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, restructuring costs, transaction costs and occupational healthcare expense as detailed in profit or loss
5	The average exchange rate for the six months ended 31 December 2019 was R14.69/US$

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 42

Figures in million

	For the year ended 31 Dec 2020 (Reviewed)
	GROUP		SA OPERATIONS															GROUP
SA rand	Total	US PGM OPERA- TIONS	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[1]	Corporate[1]
Revenue	127,392.4	45,154.1	82,781.4	54,912.6	20,428.7	26,864.8	7,972.8	950.3	3,894.5	(5,198.5)	27,868.8	6,793.5	9,795.0	4,663.8	1,039.6	5,051.0	525.9	(543.1)
Underground	91,369.9	19,857.6	72,055.4	52,142.3	18,521.1	26,864.8	7,972.8	-	3,894.5	(5,110.9)	19,913.1	6,793.5	8,109.4	4,499.8	-	-	510.4	(543.1)
Surface	10,726.0	-	10,726.0	2,770.3	1,907.6	-	-	950.3	-	(87.6)	7,955.7	-	1,685.6	164.0	1,039.6	5,051.0	15.5	-
Recycling	25,296.5	25,296.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(75,776.4)	(32,003.4)	(43,773.0)	(24,722.6)	(9,588.7)	(13,232.0)	(2,803.3)	(402.6)	(1,601.1)	2,905.1	(19,050.4)	(4,863.6)	(6,879.6)	(3,713.8)	(671.0)	(2,922.4)	-	-
Underground	(45,502.4)	(7,585.9)	(37,916.5)	(23,551.2)	(8,732.3)	(13,232.0)	(2,803.3)	-	(1,601.1)	2,817.5	(14,365.3)	(4,863.6)	(5,885.6)	(3,616.3)	0.2	-	-	-
Surface	(5,856.5)	-	(5,856.5)	(1,171.4)	(856.4)	-	-	(402.6)	-	87.6	(4,685.1)	-	(994.0)	(97.5)	(671.2)	(2,922.4)	-	-
Recycling	(24,417.5)	(24,417.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(2,231.1)	(67.5)	(2,163.6)	(1,115.5)	50.9	(789.4)	(76.0)	(240.5)	(58.6)	(1.9)	(1,048.1)	(65.6)	(104.3)	(97.0)	(641.7)	(43.7)	(95.8)	-
Adjusted EBITDA	49,384.9	13,083.2	36,844.8	29,074.5	10,890.9	12,843.4	5,093.5	307.2	2,234.8	(2,295.3)	7,770.3	1,864.3	2,811.1	853.0	(273.1)	2,084.9	430.1	(543.1)
Amortisation and depreciation	(7,592.4)	(2,727.5)	(4,864.9)	(2,072.4)	(806.1)	(818.4)	(409.9)	(33.9)	(281.5)	277.4	(2,792.5)	(932.1)	(1,092.1)	(490.5)	(13.6)	(202.4)	(61.8)	-
Interest income	1,065.4	278.6	786.8	222.1	27.3	106.5	84.0	2.8	4.0	(2.5)	564.7	67.3	58.6	35.6	45.4	178.2	179.6	-
Finance expense	(3,151.8)	(1,057.3)	(1,772.4)	(661.8)	(2,841.2)	(258.8)	(136.5)	-	(14.0)	2,588.7	(1,110.6)	(156.4)	(150.5)	(107.1)	(100.4)	(57.9)	(538.3)	(322.1)
Share-based payments	(512.4)	(80.2)	(432.2)	(90.1)	(36)	(41)	(13)	-	-	-	(342.1)	(22)	(26)	(19)	-	(141)	(135.2)	-
Net other[3]	(393.6)	31	(425)	1,224	(3,847)	2,132	122	(14)	(16)	2,847	(1,649)	20	30	28	36	30	(1,792)	-
Non-underlying items[4]	(1,550.1)	(92.5)	(1,385.3)	149.0	590.8	(434.8)	(7.0)	-	-	-	(1,534.3)	(27.3)	(18.3)	(40.3)	(3.6)	(1.6)	(1,443.2)	(72.3)
Royalties and carbon tax	(1,770.2)	-	(1,770.2)	(1,625.4)	(924.2)	(691.5)	(9.8)	-	(135.2)	135.3	(144.8)	(72.9)	(114.8)	(46.1)	(5.2)	(0.3)	94.5	-
Current taxation	(5,374.3)	(976.4)	(4,352.8)	(3,860.3)	(2,634.9)	92.3	(1,299.7)	(14.8)	(450.3)	447.1	(492.5)	(9.4)	9.2	(5.0)	-	(491.6)	4.3	(45.1)
Deferred taxation	516.1	(681.5)	1,197.6	957.6	98.1	951.0	(34.1)	(58.4)	(41.9)	42.9	240.0	(232.9)	(322.3)	(88.7)	-	(97.0)	980.9	-
Profit/(loss) for the period	30,621.6	7,777.8	23,826.4	23,316.8	518.0	13,880.1	3,389.3	188.9	1,299.7	4,040.8	509.6	498.3	1,185.0	120.2	(314.6)	1,302.1	(2,281.4)	(982.6)
Attributable to:
Owners of Sibanye-Stillwater	29,311.9	7,777.8	22,516.7	22,650.9	518.0	13,229.6	3,389.3	173.3	1,299.7	4,041.0	(134.2)	498.3	1,185.0	120.2	(314.6)	659.4	(2,282.5)	(982.6)
Non-controlling interests	1,309.7	-	1,309.7	665.9	-	650.5	-	15.6	-	(0.2)	643.8	-	-	-	-	642.7	1.1	-
Sustaining capital expenditure[5]	(2,816.7)	(798.1)	(2,018.6)	(1,052.1)	(325.6)	(515.2)	(187.8)	(23.3)	(413.9)	413.7	(966.5)	(186.5)	(392.0)	(93.1)	-	(294.9)	-	-
Ore reserve development	(4,150.2)	(1,239.2)	(2,911.0)	(1,124.8)	(417.0)	(707.8)	-	-	-	-	(1,786.2)	(742.3)	(722.2)	(321.7)	-	-	-	-
Growth projects	(2,648.5)	(2,384.9)	(263.6)	(19.7)	-	-	-	(19.7)	-	-	(243.9)	-	(155.4)	(0.2)	-	(46.2)	(42.1)	-
Total capital expenditure	(9,615.4)	(4,422.2)	(5,193.2)	(2,196.6)	(742.6)	(1,223.0)	(187.8)	(43.0)	(413.9)	413.7	(2,996.6)	(928.8)	(1,269.6)	(415.0)	-	(341.1)	(42.1)	-

	For the year ended 31 Dec 2020 (Unaudited)
	GROUP		SA OPERATIONS															GROUP
US dollars[6]	Total	US PGM OPERA- TIONS	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[1]	Cor- porate[1]
Revenue	7,739.5	2,743.2	5,029.3	3,336.1	1,241.1	1,632.1	484.4	57.7	236.6	(315.8)	1,693.2	412.7	595.1	283.4	63.2	306.9	31.9	(33.0)
Underground	5,551.0	1,206.4	4,377.6	3,167.8	1,125.2	1,632.1	484.4	-	236.6	(310.5)	1,209.8	412.7	492.7	273.4	-	-	31.0	(33.0)
Surface	651.7	-	651.7	168.3	115.9	-	-	57.7	-	(5.3)	483.4	-	102.4	10.0	63.2	306.9	0.9	-
Recycling	1,536.8	1,536.8	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(4,603.7)	(1,944.3)	(2,659.4)	(1,501.9)	(582.5)	(803.9)	(170.3)	(24.5)	(97.3)	176.6	(1,157.5)	(295.5)	(418.0)	(225.6)	(40.8)	(177.6)	-	-
Underground	(2,764.4)	(460.9)	(2,303.5)	(1,430.7)	(530.5)	(803.9)	(170.3)	-	(97.3)	171.3	(872.8)	(295.5)	(357.6)	(219.7)	-	-	-	-
Surface	(355.9)	-	(355.9)	(71.2)	(52.0)	-	-	(24.5)	-	5.3	(284.7)	-	(60.4)	(5.9)	(40.8)	(177.6)	-	-
Recycling	(1,483.4)	(1,483.4)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(135.4)	(4.1)	(131.3)	(67.7)	3.1	(47.9)	(4.7)	(14.5)	(3.5)	(0.2)	(63.6)	(3.9)	(6.3)	(6.0)	(39.0)	(2.6)	(5.8)	-
Adjusted EBITDA	3,000.4	794.8	2,238.6	1,766.5	661.7	780.3	309.4	18.7	135.8	(139.4)	472.1	113.3	170.8	51.8	(16.6)	126.7	26.1	(33.0)
Amortisation and depreciation	(461.3)	(165.7)	(295.6)	(126.0)	(49.0)	(49.7)	(24.9)	(2.1)	(17.1)	16.8	(169.6)	(56.6)	(66.3)	(29.8)	(0.8)	(12.3)	(3.8)	-
Interest income	64.7	16.9	47.8	13.5	1.7	6.5	5.1	0.2	0.2	(0.2)	34.3	4.1	3.6	2.2	2.8	10.8	10.8	-
Finance expense	(191.4)	(64.2)	(107.6)	(40.2)	(172.6)	(15.7)	(8.3)	-	(0.9)	157.3	(67.4)	(9.5)	(9.1)	(6.5)	(6.1)	(3.5)	(32.7)	(19.6)
Share-based payments	(31.1)	(4.9)	(26.2)	(5.5)	(2.2)	(2.5)	(0.8)	-	-	-	(20.7)	(1.3)	(1.6)	(1.1)	-	(8.5)	(8.2)	-
Net other[3]	(24.1)	1.9	(26.0)	74.2	(233.7)	129.5	7.4	(0.9)	(1.0)	172.9	(100.2)	1.2	1.8	1.7	2.2	1.8	(108.9)	-
Non-underlying items[4]	(94.1)	(5.6)	(84.1)	9.1	35.9	(26.4)	(0.4)	-	-	-	(93.2)	(1.7)	(1.1)	(2.4)	(0.2)	(0.1)	(87.7)	(4.4)
Royalties and carbon tax	(107.5)	-	(107.5)	(98.7)	(56.1)	(42.0)	(0.6)	-	(8.2)	8.2	(8.8)	(4.4)	(7.0)	(2.8)	(0.3)	-	5.7	-
Current taxation	(326.5)	(59.3)	(264.5)	(234.4)	(159.9)	5.6	(79.0)	(0.9)	(27.4)	27.2	(30.1)	(0.6)	0.6	(0.3)	-	(29.9)	0.1	(2.7)
Deferred taxation	31.4	(41.4)	72.8	58.3	6.0	57.8	(2.1)	(3.5)	(2.5)	2.6	14.5	(14.1)	(19.6)	(5.4)	-	(5.9)	59.5	-
Profit/(loss) for the period	1,860.5	472.5	1,447.7	1,416.8	31.8	843.4	205.8	11.5	78.9	245.4	30.9	30.4	72.1	7.4	(19.0)	79.1	(139.1)	(59.7)
Attributable to:
Owners of Sibanye-Stillwater	1,780.9	472.5	1,368.1	1,376.4	31.8	803.9	205.8	10.6	78.9	245.4	(8.3)	30.4	72.1	7.4	(19.0)	40.1	(139.3)	(59.7)
Non-controlling interests	79.6	-	79.6	40.4	-	39.5	-	0.9	-	-	39.2	-	-	-	-	39.0	0.2	-
Sustaining capital expenditure[5]	(171.1)	(48.5)	(122.6)	(63.9)	(19.8)	(31.3)	(11.4)	(1.4)	(25.1)	25.1	(58.7)	(11.3)	(23.8)	(5.7)	-	(17.9)	-	-
Ore reserve development	(252.1)	(75.3)	(176.8)	(68.3)	(25.3)	(43.0)	-	-	-	-	(108.5)	(45.1)	(43.9)	(19.5)	-	-	-	-
Growth projects	(160.9)	(144.9)	(16.0)	(1.2)	-	-	-	(1.2)	-	-	(14.8)	-	(9.4)	-	-	(2.8)	(2.6)	-
Total capital expenditure	(584.1)	(268.7)	(315.4)	(133.4)	(45.1)	(74.3)	(11.4)	(2.6)	(25.1)	25.1	(182.0)	(56.4)	(77.1)	(25.2)	-	(20.7)	(2.6)	-
1	Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction and corporate transaction costs
2	Net other cash costs consist of net other costs as per the condensed consolidated income statement excluding change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable, income on settlement of dispute, non-cash loss due to dilution of interest in joint operation (R30.2 million) and other non-recurring costs; and include lease payments (R147.7 million) to conform with the adjusted EBITDA reconciliation disclosed in note 11.2
3	Net other consists of loss on financial instruments, loss on foreign exchange differences, change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss and the add back of the lease payment referred to in footnote 2 above. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss
4	Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, loss on BTT early settlement, restructuring costs, transaction costs, loss on settlement of US$ Convertible Bond, income on settlement of legal dispute, non-cash loss with dilution of interest in joint operation (R30.2 million) and occupational healthcare expense as detailed in profit or loss
5	Included in the amount is capital expenditure of R3.4 million relating to recycling activities at the US PGM operations
6	The average exchange rate for the year ended 31 December 2020 was R16.46/US$

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 43

Figures in million

	For the year ended 31 Dec 2019 (Audited)
	GROUP		SA OPERATIONS															GROUP
SA rand	Total	US PGM OPERATIONS	Total SA Operations	Total SA PGM	Rusten- burg	Marikana[1]	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[2]	Corporate[2]
Revenue	72,925.4	26,864.5	46,222.6	27,578.4	10,499.5	11,187.9	5,590.4	300.6	2,342.6	(2,342.6)	18,644.2	3,303.1	6,808.5	3,798.2	828.4	3,621.0	285.0	(161.7)
Underground	51,528.2	12,343.3	39,346.6	26,616.5	9,901.1	11,125.0	5,590.4	-	2,342.6	(2,342.6)	12,730.1	3,301.4	5,552.4	3,576.9	21.2	-	278.2	(161.7)
Surface	6,876.0	-	6,876.0	961.9	598.4	62.9	-	300.6	-	-	5,914.1	1.7	1,256.1	221.3	807.2	3,621.0	6.8	-
Recycling	14,521.2	14,521.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(56,100.4)	(19,569.4)	(36,531.0)	(18,196.7)	(6,466.9)	(8,439.9)	(3,076.3)	(213.6)	(1,336.3)	1,336.3	(18,334.3)	(4,438.6)	(6,872.9)	(3,669.2)	(617.3)	(2,736.3)	-	-
Underground	(36,520.3)	(5,600.8)	(30,919.5)	(17,207.9)	(5,691.7)	(8,439.9)	(3,076.3)	-	(1,336.3)	1,336.3	(13,711.6)	(4,428.6)	(5,741.1)	(3,525.3)	(16.6)	-	-	-
Surface	(5,611.5)	-	(5,611.5)	(988.8)	(775.2)	-	-	(213.6)	-	-	(4,622.7)	(10.0)	(1,131.8)	(143.9)	(600.7)	(2,736.3)	-	-
Recycling	(13,968.6)	(13,968.6)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(1,869.0)	(4.2)	(1,864.8)	(585.5)	(156.1)	(299.9)	(103.4)	(25.3)	(8.0)	7.2	(1,279.3)	(197.6)	(152.7)	(179.8)	(568.6)	(30.7)	(149.9)	-
Adjusted EBITDA	14,956.0	7,290.9	7,826.8	8,796.2	3,876.5	2,448.1	2,410.7	61.7	998.3	(999.1)	(969.4)	(1,333.1)	(217.1)	(50.8)	(357.5)	854.0	135.1	(161.7)
Amortisation and depreciation	(7,214.1)	(2,285.6)	(4,928.5)	(1,919.0)	(914.4)	(500.4)	(494.8)	(4.8)	(218.7)	214.1	(3,009.5)	(920.5)	(1,200.9)	(640.0)	(15.1)	(172.1)	(60.9)	-
Interest income	560.4	145.2	415.2	145.8	44.6	30.9	67.1	1.3	2.2	(0.3)	269.4	60.1	53.0	31.4	39.8	64.5	20.6	-
Finance expense	(3,302.5)	(920.7)	(2,071.0)	(704.2)	(1,407.5)	(282.4)	(146.9)	-	(21.8)	1,154.4	(1,366.8)	(242.8)	(242.9)	(141.1)	(73.7)	(73.0)	(593.3)	(310.8)
Share-based payments	(363.3)	(53.4)	(309.9)	-	-	-	-	-	-	-	(309.9)	-	-	-	-	(64.2)	(245.7)	-
Net other[4]	(4,925.8)	8.3	(4,934.1)	(1,513.2)	(11,381.8)	12.9	(0.3)	1.1	(137.2)	9,992.1	(3,420.9)	17.5	31.0	13.4	(113.9)	81.6	(3,450.5)	-
Non-underlying items[5]	(567.0)	(74.6)	(123.4)	258.8	2.4	212.7	44.8	-	(27.5)	26.4	(382.2)	(169.5)	(35.1)	(112.4)	(6.9)	4.3	(62.6)	(369.0)
Royalties and carbon tax	(443.9)	-	(443.9)	(358.2)	(296.1)	(54.5)	(7.6)	-	(77.1)	77.1	(85.7)	(16.6)	(34.2)	(30.8)	(4.1)	-	-	-
Current taxation	(1,848.7)	(481.3)	(1,367.4)	(1,303.7)	(780.3)	13.3	(536.0)	-	(135.5)	134.8	(63.7)	(22.7)	(5.5)	(13.3)	-	(69.1)	46.9	-
Deferred taxation	3,581.7	1,436.3	2,145.4	14.1	30.0	-	(0.7)	(16.5)	(5.6)	6.9	2,131.3	74.8	150.4	89.9	-	(129.9)	1,946.1	-
Profit/(loss) for the period	432.8	5,065.1	(3,790.8)	3,416.6	(10,826.6)	1,880.6	1,336.3	42.8	377.1	10,606.4	(7,207.4)	(2,552.8)	(1,501.3)	(853.7)	(531.4)	496.1	(2,264.3)	(841.5)
Attributable to:
Owners of Sibanye-Stillwater	62.1	5,065.1	(4,161.5)	3,355.0	(10,826.6)	1,821.6	1,336.3	39.3	377.1	10,607.3	(7,516.5)	(2,552.8)	(1,501.3)	(853.7)	(531.4)	188.7	(2,266.0)	(841.5)
Non-controlling interests	370.7	-	370.7	61.6	-	59.0	-	3.5	-	(0.9)	309.1	-	-	-	-	307.4	1.7	-
Sustaining capital expenditure	(2,039.3)	(321.7)	(1,717.6)	(1,203.2)	(316.3)	(660.4)	(212.8)	(13.3)	(343.1)	342.7	(514.4)	(163.0)	(238.1)	(70.5)	-	(42.8)	-	-
Ore reserve development	(3,401.9)	(1,036.2)	(2,365.7)	(1,029.2)	(500.6)	(528.6)	-	-	-	-	(1,336.5)	(512.9)	(590.4)	(233.2)	-	-	-	-
Growth projects	(2,264.9)	(2,035.0)	(229.9)	(15.2)	(1.8)	-	-	(13.4)	-	-	(214.7)	-	(108.9)	(2.1)	-	(39.0)	(64.7)	-
Total capital expenditure	(7,706.1)	(3,392.9)	(4,313.2)	(2,247.6)	(818.7)	(1,189.0)	(212.8)	(26.7)	(343.1)	342.7	(2,065.6)	(675.9)	(937.4)	(305.8)	-	(81.8)	(64.7)	-

	For the year ended 31 Dec 2019 (Unaudited)
	GROUP		SA OPERATIONS															GROUP
US dollars[6]	Total	US PGM OPERATIONS	Total SA Operations	Total SA PGM	Rusten- burg	Marikana[1]	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[2]	Cor- porate[2]
Revenue	5,043.3	1,857.8	3,196.7	1,907.2	726.1	773.7	386.6	20.8	162.0	(162.0)	1,289.5	228.4	470.9	262.7	57.3	250.4	19.8	(11.2)
Underground	3,563.6	853.6	2,721.2	1,840.7	684.7	769.4	386.6	-	162.0	(162.0)	880.5	228.3	384.0	247.4	1.5	-	19.3	(11.2)
Surface	475.5	-	475.5	66.5	41.4	4.3	-	20.8	-	-	409.0	0.1	86.9	15.3	55.8	250.4	0.5	-
Recycling	1,004.2	1,004.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(3,879.7)	(1,353.3)	(2,526.4)	(1,258.4)	(447.2)	(583.7)	(212.7)	(14.8)	(92.4)	92.4	(1,268.0)	(307.0)	(475.3)	(253.8)	(42.6)	(189.3)	-	-
Underground	(2,525.5)	(387.3)	(2,138.2)	(1,190.0)	(393.6)	(583.7)	(212.7)	-	(92.4)	92.4	(948.2)	(306.3)	(397.0)	(243.8)	(1.1)	-	-	-
Surface	(388.2)	-	(388.2)	(68.4)	(53.6)	-	-	(14.8)	-	-	(319.8)	(0.7)	(78.3)	(10.0)	(41.5)	(189.3)	-	-
Recycling	(966.0)	(966.0)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(129.3)	(0.3)	(129.0)	(40.5)	(10.8)	(20.7)	(7.2)	(1.7)	(0.6)	0.5	(88.5)	(13.6)	(10.6)	(12.4)	(39.4)	(2.0)	(10.5)	-
Adjusted EBITDA	1,034.3	504.2	541.3	608.3	268.1	169.3	166.7	4.3	69.0	(69.1)	(67.0)	(92.2)	(15.0)	(3.5)	(24.7)	59.1	9.3	(11.2)
Amortisation and depreciation	(498.9)	(158.1)	(340.8)	(132.6)	(63.2)	(34.6)	(34.2)	(0.3)	(15.1)	14.8	(208.2)	(63.7)	(83.0)	(44.3)	(1.0)	(11.9)	(4.3)	-
Interest income	38.8	10.0	28.8	10.1	3.1	2.1	4.6	0.1	0.2	-	18.7	4.2	3.7	2.2	2.8	4.5	1.3	-
Finance expense	(228.4)	(63.7)	(143.2)	(48.7)	(97.3)	(19.5)	(10.2)	-	(1.5)	79.8	(94.5)	(16.8)	(16.8)	(9.8)	(5.1)	(5.0)	(41.0)	(21.5)
Share-based payments	(25.1)	(3.7)	(21.4)	-	-	-	-	-	-	-	(21.4)	-	-	-	-	(4.4)	(17.0)	-
Net other[4]	(340.5)	0.6	(341.1)	(104.6)	(787.1)	0.9	-	0.1	(9.5)	691.0	(236.5)	1.2	2.1	0.9	(7.9)	5.6	(238.4)	-
Non-underlying items[5]	(39.2)	(5.2)	(8.5)	17.9	0.2	14.7	3.1	-	(1.9)	1.8	(26.4)	(11.7)	(2.4)	(7.8)	(0.5)	0.3	(4.3)	(25.5)
Royalties and carbon tax	(30.7)	-	(30.7)	(24.8)	(20.5)	(3.8)	(0.5)	-	(5.3)	5.3	(5.9)	(1.1)	(2.4)	(2.1)	(0.3)	-	-	-
Current taxation	(127.9)	(33.3)	(94.6)	(90.1)	(53.8)	0.9	(37.1)	-	(9.4)	9.3	(4.5)	(1.6)	(0.4)	(0.9)	-	(4.8)	3.2	-
Deferred taxation	247.7	99.3	148.4	1.1	2.1	-	-	(1.1)	(0.4)	0.5	147.3	5.2	10.4	6.2	-	(9.0)	134.5	-
Profit/(loss) for the period	30.1	350.1	(261.8)	236.6	(748.4)	130.0	92.4	3.1	26.1	733.4	(498.4)	(176.5)	(103.8)	(59.1)	(36.7)	34.4	(156.7)	(58.2)
Attributable to:
Owners of Sibanye-Stillwater	4.5	350.1	(287.4)	232.4	(748.4)	125.9	92.4	2.9	26.1	733.5	(519.8)	(176.5)	(103.8)	(59.1)	(36.7)	13.1	(156.8)	(58.2)
Non-controlling interests	25.6	-	25.6	4.2	-	4.1	-	0.2	-	(0.1)	21.4	-	-	-	-	21.3	0.1	-
Sustaining capital expenditure	(141.1)	(22.2)	(118.9)	(83.2)	(21.9)	(45.7)	(14.7)	(0.9)	(23.7)	23.7	(35.7)	(11.3)	(16.5)	(4.9)	-	(3.0)	-	-
Ore reserve development	(235.3)	(71.7)	(163.6)	(71.2)	(34.6)	(36.6)	-	-	-	-	(92.4)	(35.5)	(40.8)	(16.1)	-	-	-	-
Growth projects	(156.5)	(140.7)	(15.8)	(1.0)	(0.1)	-	-	(0.9)	-	-	(14.8)	-	(7.5)	(0.1)	-	(2.7)	(4.5)	-
Total capital expenditure	(532.9)	(234.6)	(298.3)	(155.4)	(56.6)	(82.3)	(14.7)	(1.8)	(23.7)	23.7	(142.9)	(46.8)	(64.8)	(21.1)	-	(5.7)	(4.5)	-
1	The SA PGM operations’ results for the year ended 31 December 2019 include Marikana for the seven months since acquisition
2	Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction and corporate transaction costs. To align the classification of finance cost on the Wheaton Stream as well as corporate transactions costs between reporting periods, a reclassification between Gold Corporate and Group corporate was made
3	Net other cash costs consist of net other costs as per the condensed consolidated income statement excluding change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable and other non-recurring costs; and include lease payments (R131.7 million) to conform with the adjusted EBITDA reconciliation disclosed in note 11.2
4	Net other consists of loss on financial instruments, gain on foreign exchange differences, and change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss and the add back of the lease payment referred to in footnote 3 above. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss
5	Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on acquisition, restructuring costs, transaction costs and occupational healthcare expense as detailed in profit or loss
6	The average exchange rate for the year ended 31 December 2019 was R14.46/US$

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 44

ALL-IN COSTS – SIX MONTHS

US and SA PGM operations

				US OPERATIONS	SA OPERATIONS
	R' million		Total US and SA PGM	Total US PGM[1]	Total SA PGM	Rustenburg	Marikana	Kroondal	Plat Mile	Mimosa[2]	Corporate
Cost of sales, before amortisation and depreciation[3]		Dec 2020	16,520.3	3,872.3	12,648.0	4,757.3	6,414.5	1,593.2	245.2	1,027.1	(1,389.3)
		Jun 2020	15,788.3	3,713.6	12,074.7	4,831.5	6,817.6	1,210.2	157.4	574.0	(1,516.0)
		Dec 2019	17,151.9	3,072.2	14,079.7	5,132.7	7,219.7	1,617.5	109.7	649.7	(649.6)
Royalties		Dec 2020	1,238.2	-	1,238.2	602.2	629.7	6.3	-	86.2	(86.2)
		Jun 2020	384.6	-	384.6	321.6	59.6	3.3	-	49.0	(48.9)
		Dec 2019	263.0	-	263.0	212.7	46.7	3.7	-	39.4	(39.5)
Carbon tax		Dec 2020	1.4	-	1.4	0.2	1.1	0.1	-	-	-
		Jun 2020	1.4	-	1.4	0.2	1.1	0.1	-	-	-
		Dec 2019	0.9	-	0.9	0.3	0.5	0.2	-	-	(0.1)
Community costs		Dec 2020	73.8	-	73.8	(9.3)	83.1	-	-	-	-
		Jun 2020	33.3	-	33.3	16.9	16.4	-	-	-	-
		Dec 2019	64.5	-	64.5	29.1	35.3	0.1	-	-	-
Inventory change[4]		Dec 2020	3,290.7	28.6	3,262.1	1,047.5	1,852.3	-	-	(191.7)	554.0
		Jun 2020	(101.2)	122.1	(223.3)	(494.8)	(670.3)	-	-	210.9	730.9
		Dec 2019	785.9	145.3	640.6	433.2	207.4	-	-	-	-
Share-based payments[5]		Dec 2020	72.2	38.1	34.1	13.9	16.4	3.8	-	-	-
		Jun 2020	28.4	16.1	12.3	4.7	4.7	2.9	-	-	-
		Dec 2019	30.6	30.6	-	-	-	-	-	-	-
Rehabilitation interest and amortisation[6]		Dec 2020	144.0	14.3	129.7	5.3	78.8	45.6	-	1.8	(1.8)
		Jun 2020	127.4	14.6	112.8	(0.1)	72.8	40.1	-	2.1	(2.1)
		Dec 2019	141.4	9.6	131.8	(1.4)	94.4	38.8	-	1.1	(1.1)
Leases		Dec 2020	30.6	1.2	29.4	7.1	17.9	4.4	-	-	-
		Jun 2020	33.4	3.5	29.9	7.0	17.4	5.4	-	-	0.1
		Dec 2019	30.0	1.8	28.2	7.7	20.4	0.1	-	-	-
Ore reserve development		Dec 2020	1,308.7	621.8	686.9	258.5	428.4	-	-	-	-
		Jun 2020	1,055.3	617.4	437.9	158.4	279.5	-	-	-	-
		Dec 2019	1,228.5	450.1	778.4	249.8	528.6	-	-	-	-
Sustaining capital expenditure		Dec 2020	1,188.6	492.4	696.2	187.9	363.4	126.4	18.5	258.6	(258.6)
		Jun 2020	658.3	302.4	355.9	137.7	151.8	61.4	4.8	155.3	(155.1)
		Dec 2019	1,150.8	255.5	895.3	188.2	565.0	136.3	5.4	177.5	(177.1)
Less: By-product credit[7]		Dec 2020	(4,431.2)	(689.6)	(3,741.6)	(818.1)	(2,642.2)	(284.9)	2.5	(269.0)	270.1
		Jun 2020	(2,195.7)	(493.7)	(1,702.0)	(576.8)	(972.1)	(158.4)	5.1	(138.9)	139.1
		Dec 2019	(2,663.0)	(354.2)	(2,308.8)	(863.4)	(1,158.9)	(292.9)	6.4	(169.0)	169.0
Total All-in-sustaining costs[8]		Dec 2020	19,437.3	4,379.1	15,058.2	6,052.5	7,243.4	1,494.9	266.2	913.0	(911.8)
		Jun 2020	15,813.5	4,296.0	11,517.5	4,406.3	5,778.5	1,165.0	167.3	852.4	(852.0)
		Dec 2019	18,184.5	3,610.9	14,573.6	5,388.9	7,559.1	1,503.8	121.5	698.7	(698.4)
Plus: Corporate cost, growth and capital expenditure		Dec 2020	1,110.1	1,091.3	18.8	-	18.8	-	-	-	-
		Jun 2020	1,327.5	1,293.6	33.9	-	14.2	-	19.7	-	-
		Dec 2019	1,114.1	1,092.7	21.4	1.8	9.3	-	10.3	-	-
Total All-in-costs[8]		Dec 2020	20,547.4	5,470.4	15,077.0	6,052.5	7,262.2	1,494.9	266.2	913.0	(911.8)
		Jun 2020	17,141.0	5,589.6	11,551.4	4,406.3	5,792.7	1,165.0	187.0	852.4	(852.0)
		Dec 2019	19,298.6	4,703.6	14,595.0	5,390.7	7,568.4	1,503.8	131.8	698.7	(698.4)
PGM production	4Eoz - 2Eoz	Dec 2020	1,224,006	305,327	918,679	337,392	381,838	114,412	22,620	62,417	-
		Jun 2020	955,568	297,740	657,828	224,182	274,637	82,435	16,221	60,353	-
		Dec 2019	1,289,545	309,202	980,343	354,960	426,641	133,227	8,793	56,722	-
	kg	Dec 2020	38,071	9,497	28,574	10,494	11,877	3,559	704	1,941	-
		Jun 2020	29,722	9,261	20,461	6,973	8,542	2,564	505	1,877	-
		Dec 2019	40,109	9,617	30,492	11,041	13,270	4,144	274	1,764	-
All-in-sustaining cost	R/4Eoz - R/2Eoz	Dec 2020	16,733	14,342	17,586	17,939	18,970	13,066	11,768	14,627	-
		Jun 2020	17,664	14,429	19,277	19,655	21,041	14,132	10,314	14,124	-
		Dec 2019	14,750	11,678	15,779	15,182	17,718	11,288	13,818	12,318	-
	US$/4Eoz - US$/2Eoz	Dec 2020	1,029	882	1,082	1,103	1,167	804	724	900	-
		Jun 2020	1,060	866	1,156	1,179	1,262	848	619	847	-
		Dec 2019	1,004	795	1,074	1,033	1,206	768	941	839	-
All-in-cost	R/4Eoz - R/2Eoz	Dec 2020	17,689	17,917	17,608	17,939	19,019	13,066	11,768	14,627	-
		Jun 2020	19,147	18,773	19,334	19,655	21,092	14,132	11,528	14,124	-
		Dec 2019	15,654	15,212	15,802	15,187	17,740	11,288	14,989	12,318	-
	US$/4Eoz - US$/2Eoz	Dec 2020	1,088	1,102	1,083	1,103	1,170	804	724	900	-
		Jun 2020	1,149	1,126	1,160	1,179	1,265	848	692	847	-
		Dec 2019	1,066	1,036	1,076	1,034	1,208	768	1,020	839	-

Average exchange rates for the six months ended 31 December 2020, 30 June 2020 and 31 December 2019 were R16.26/US$, R16.67/US$ and R14.69/US$, respectively

Figures may not add as they are rounded independently

[1]

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown

2 During the six months of June 2020, sales were affected by the COVID-19 pandemic, however, Mimosa continued production of PGM concentrate that resulted in a build up of concentrate stockpile. A difference arose whereby the Mimosa 4Eoz sold during the six months of June 2020 were included as equal to the produced 4Eoz. The effect of this difference resulted in sold 4Eoz for the six months ended 30 June 2020 being reported as 60,353 4Eoz compared to an actual of 41,730 4Eoz. The AISC and AIC per 4Eoz for Mimosa were reported as R10,629/4Eoz (US$635/4Eoz) compared to the R14,124/4Eoz (US$847/4Eoz) due to the inventory change not adjusted in these calculations

[3]

Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs and permitting costs. Corporate relates to the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit

4 Inventory adjustment in Corporate includes the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit

[5]	Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 45

[6]

Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production

7 The by-product credit for Marikana for the six months period of December 2020 and June 2020 includes the benefit from the sale of concentrate purchased from Rustenburg, Kroondal and Platinum Mile of R1,546 million and R128 million, respectively. The cost associated with the purchase and processing of the intercompany concentrate is included in the Marikana cost of sales, before amortisation and depreciation

[8]

All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 46

SA gold operations

			SA OPERATIONS
	R' million		Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Dec 2020	10,365.5	2,658.2	3,722.4	1,995.6	362.8	1,626.5	-
		Jun 2020	8,685.1	2,205.4	3,157.2	1,718.3	308.3	1,295.9	-
		Dec 2019	10,122.2	2,574.3	3,744.3	2,022.5	337.1	1,444.0	-
Royalties		Dec 2020	101.3	61.9	96.3	34.7	3.0	-	(94.6)
		Jun 2020	40.9	10.8	18.2	9.7	2.2	-	-
		Dec 2019	50.1	14.6	19.9	13.3	2.2	-	0.1
Carbon tax		Dec 2020	1.2	0.1	0.1	0.9	-	0.1	-
		Jun 2020	1.3	0.1	0.1	0.9	-	0.2	-
		Dec 2019	12.0	0.1	0.1	11.8	-	-	-
Community costs		Dec 2020	91.3	22.7	30.1	35.0	-	3.5	-
		Jun 2020	59.3	7.0	15.7	24.3	-	12.3	-
		Dec 2019	27.0	7.9	10.2	7.6	1.3	-	-
Share-based payments[2]		Dec 2020	34.3	8.6	10.1	7.4	-	8.2	-
		Jun 2020	16.0	2.7	3.3	2.2	-	7.8	-
		Dec 2019	45.9	-	-	-	-	45.9	-
Rehabilitation interest and amortisation[3]		Dec 2020	110.8	27.0	12.7	29.2	28.3	11.2	2.4
		Jun 2020	106.7	23.9	20.5	27.0	25.3	7.4	2.6
		Dec 2019	104.6	13.3	25.7	40.3	16.8	6.2	2.3
Leases		Dec 2020	41.1	4.1	8.9	13.6	7.0	7.5	-
		Jun 2020	37.3	4.0	9.4	7.3	8.6	8.0	-
		Dec 2019	32.0	4.9	10.9	7.8	8.4	-	-
Ore reserve development		Dec 2020	1,101.3	466.5	448.4	186.4	-	-	-
		Jun 2020	684.8	275.7	273.8	135.3	-	-	-
		Dec 2019	1,062.6	431.5	441.6	189.5	-	-	-
Sustaining capital expenditure		Dec 2020	606.9	107.8	277.8	57.8	-	163.5	-
		Jun 2020	359.6	78.7	114.2	35.3	-	131.4	-
		Dec 2019	437.2	144.5	210.5	49.5	-	32.7	-
Less: By-product credit		Dec 2020	(15.5)	(4.8)	(3.0)	(2.5)	(0.7)	(4.5)	-
		Jun 2020	(8.8)	(2.6)	(1.6)	(1.6)	(0.6)	(2.4)	-
		Dec 2019	(13.2)	(3.2)	(2.9)	(2.5)	(1.3)	(3.3)	-
Total All-in-sustaining costs[4]		Dec 2020	12,438.2	3,352.1	4,603.8	2,358.1	400.4	1,816.0	(92.2)
		Jun 2020	9,982.2	2,605.7	3,610.8	1,958.7	343.8	1,460.6	2.6
		Dec 2019	11,880.4	3,187.9	4,460.3	2,339.8	364.5	1,525.5	2.4
Plus: Corporate cost, growth and capital expenditure		Dec 2020	249.4	-	107.3	-	-	38.6	103.5
		Jun 2020	123.8	-	48.2	0.2	-	7.6	67.8
		Dec 2019	293.8	-	79.9	1.4	-	10.9	201.6
Total All-in-costs[4]		Dec 2020	12,687.6	3,352.1	4,711.1	2,358.1	400.4	1,854.6	11.3
		Jun 2020	10,106.0	2,605.7	3,659.0	1,958.9	343.8	1,468.2	70.4
		Dec 2019	12,174.2	3,187.9	4,540.2	2,341.2	364.5	1,536.4	204.0
Gold sold	kg	Dec 2020	17,659	4,781	6,369	2,904	599	3,006	-
		Jun 2020	12,477	2,773	4,383	2,382	526	2,413	-
		Dec 2019	18,668	4,586	6,212	4,189	657	3,024	-
	oz	Dec 2020	567,750	153,713	204,768	93,366	19,258	96,645	-
		Jun 2020	401,144	89,154	140,917	76,583	16,911	77,580	-
		Dec 2019	600,189	147,443	199,720	134,679	21,123	97,224	-
All-in-sustaining cost	R/kg	Dec 2020	704,355	701,129	722,845	812,018	668,447	604,125	-
		Jun 2020	800,048	939,668	823,819	822,292	653,612	605,305	-
		Dec 2019	636,405	695,137	718,014	558,558	554,795	504,464	-
	US$/oz	Dec 2020	1,347	1,341	1,383	1,553	1,279	1,156	-
		Jun 2020	1,493	1,753	1,537	1,534	1,220	1,129	-
		Dec 2019	1,347	1,472	1,520	1,183	1,175	1,068	-
All-in-cost	R/kg	Dec 2020	718,478	701,129	739,692	812,018	668,447	616,966	-
		Jun 2020	809,970	939,668	834,816	822,376	653,612	608,454	-
		Dec 2019	652,143	695,137	730,876	558,892	554,795	508,069	-
	US$/oz	Dec 2020	1,374	1,341	1,415	1,553	1,279	1,180	-
		Jun 2020	1,511	1,753	1,558	1,534	1,220	1,135	-
		Dec 2019	1,381	1,472	1,548	1,183	1,175	1,076	-

Average exchange rates for the six months ended 31 December 2020, 30 June 2020 and 31 December 2019 were R16.26/US$, R16.67/US$ and R14.69/US$, respectively

Figures may not add as they are rounded independently

1 Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs and permitting costs

[2]	Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
[3]

Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production

[4]

All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 47

SALIENT FEATURES AND COST BENCHMARKS – YEAR

US and SA PGM operations

				US OPERATIONS	SA OPERATIONS
			Total US and SA PGM operations	Total US PGM	Total SA PGM			Rustenburg		Marikana[2]		Kroondal	Plat Mile	Mimosa
Attributable				Underground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu- table	Surface	Attribu- table
Production
Tonnes milled/treated	000't	Dec 2020	33,903	1,487	32,416	15,424	16,992	5,404	5,056	5,609	3,447	2,997	8,489	1,414
		Dec 2019	33,035	1,411	31,624	17,129	14,495	6,995	4,384	4,717	2,076	4,060	8,035	1,357
Plant head grade	g/t	Dec 2020	2.56	13.84	2.04	3.34	0.86	3.38	1.02	3.70	0.86	2.46	0.77	3.60
		Dec 2019	2.70	14.29	2.18	3.28	0.89	3.48	1.16	3.61	0.91	2.46	0.73	3.58
Plant recoveries	%	Dec 2020	78.17	90.38	74.14	83.96	39.63	85.83	34.70	84.94	42.05	83.05	18.48	75.02
		Dec 2019	76.78	91.61	72.44	82.93	26.52	82.82	30.27	85.43	31.65	82.53	10.89	75.26
Yield	g/t	Dec 2020	2.00	12.51	1.51	2.80	0.34	2.90	0.35	3.14	0.36	2.04	0.14	2.70
		Dec 2019	2.07	13.09	1.58	2.72	0.23	2.88	0.35	3.08	0.29	2.03	0.08	2.69
PGM production[3,9]	4Eoz - 2Eoz	Dec 2020	2,179,574	603,067	1,576,507	1,389,725	186,782	504,045	57,529	566,063	90,412	196,847	38,841	122,770
		Dec 2019	2,202,306	593,974	1,608,332	1,498,848	109,484	648,146	49,494	468,143	39,455	265,007	20,535	117,552
PGM sold	4Eoz - 2Eoz	Dec 2020	2,170,522	594,024	1,576,498	1,494,328	82,170	504,451	43,329	677,458		196,847	38,841	115,572
		Dec 2019	1,883,515	577,541	1,305,974	1,252,337	53,637	397,704	33,102	472,074		265,007	20,535	117,552
Price and costs[4]
Average PGM basket price[5]	R/4Eoz - R/2Eoz	Dec 2020	35,125	31,373	36,651	37,299	31,899	37,855	26,561	35,763		40,435	28,574	30,871
		Dec 2019	20,090	20,287	19,994	20,151	20,201	19,548	16,122	20,601		20,253	17,583	18,640
	US$/4Eoz	Dec 2020	2,134	1,906	2,227	2,266	1,938	2,300	1,614	2,173		2,457	1,736	1,876
		Dec 2019	1,389	1,403	1,383	1,394	1,397	1,352	1,115	1,425		1,401	1,216	1,289
Operating cost[6]	R/t	Dec 2020	1,068	5,203	870	1,820	86	1,599	210	1,569		883	47	1,146
		Dec 2019	879	4,200	724	1,307	90	1,289	247	1,283		709	27	985
	US$/t	Dec 2020	65	316	53	111	5	97	13	95		54	3	70
		Dec 2019	61	290	50	90	6	89	17	89		49	2	68
	R/4Eoz - R/2Eoz	Dec 2020	16,868	12,829	18,543	20,120	7,846	17,144	18,478	21,638		13,440	10,365	13,198
		Dec 2019	13,354	9,978	14,699	14,924	11,857	13,913	21,914	17,176		10,862	10,402	11,368
	US$/4Eoz - US$/2Eoz	Dec 2020	1,025	779	1,127	1,222	477	1,042	1,123	1,315		817	630	802
		Dec 2019	923	690	1,017	1,032	820	962	1,515	1,188		751	719	786
Adjusted EBITDA margin[7]	%	Dec 2020		61	53			53		48		64	32	57
		Dec 2019		55	32			37		22		43	21	43
All-in sustaining cost[8]	R/4Eoz - R/2Eoz	Dec 2020	17,138	14,385	18,280			18,624		19,836		13,512	11,161	14,380
		Dec 2019	13,854	11,337	14,857			14,429		17,735		10,771	11,006	12,058
	US$/4Eoz - US$/2Eoz	Dec 2020	1,041	874	1,111			1,131		1,205		821	678	874
		Dec 2019	958	784	1,027			998		1,226		745	761	834
All-in cost[8]	R/4Eoz - R/2Eoz	Dec 2020	18,323	18,339	18,317			18,624		19,886		13,512	11,668	14,380
		Dec 2019	14,843	14,763	14,875			14,432		17,756		10,771	11,658	12,058
	US$/4Eoz - US$/2Eoz	Dec 2020	1,113	1,114	1,113			1,131		1,208		821	709	874
		Dec 2019	1,026	1,021	1,029			998		1,228		745	806	834
Capital expenditure[4]
Ore reserve development	Rm	Dec 2020	2,364.0	1,239.2	1,124.8			417.0		707.8		-	-	-
		Dec 2019	2,065.4	1,036.2	1,029.2			500.6		528.6		-	-	-
Sustaining capital	Rm	Dec 2020	1,846.8	794.7	1,052.1			325.6		515.2		187.8	23.3	413.9
		Dec 2019	1,524.9	321.7	1,203.2			316.3		660.4		212.8	13.3	343.1
Corporate and projects	Rm	Dec 2020	2,404.6	2,384.9	19.7			-		-		-	19.7	-
		Dec 2019	2,050.2	2,035.0	15.2			1.8		-		-	13.4	-
Total capital expenditure	Rm	Dec 2020	6,615.4	4,418.8	2,196.6			742.6		1,223.0		187.8	43.0	413.9
		Dec 2019	5,640.5	3,392.9	2,247.6			818.7		1,189.0		212.8	26.7	343.1
	US$m	Dec 2020	401.9	268.5	133.4			45.1		74.3		11.4	2.6	25.1
		Dec 2019	390.0	234.6	155.4			56.6		82.3		14.7	1.8	23.7

Average exchange rates for the year ended 31 December 2020 and 31 December 2019 were R16.46/US and R14.46/US$, respectively

Figures may not add as they are rounded independently

[1]

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the statistics shown above

2 The Marikana PGM operations’ results for the year ended 31 December 2019 are for seven months since acquisition

3 The Production per product – see prill split table below

[4]	The total US and SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
[5]	The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
[6]

Operating cost is the average cost of production and operating cost per tonne is calculated by dividing costs of sales, before amortisation and depreciation and change in inventory in a period, by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period. The operating cost of Marikana operations for 2020 includes the purchase of concentrate from Rustenburg, Kroondal and Platinum Mile

[7]	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
[8]

All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram)and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Year”

9 The Marikana PGM production includes the processing of 50,136 4Eoz and 20,200 4Eoz third party concentrate purchases for the year ended 31 December 2020 and 31 December 2019, respectively

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 48

Mining - Prill split excluding Recycling operations
GROUP	SA OPERATIONS	US OPERATIONS
Dec 2020	Dec 2020	Dec 2019	Dec 2020	Dec 2019
%	%	%	%	%
Platinum	1,074,585	49%	939,470	60%	948,180	59%	135,115	22%	133,475	22%
Palladium	938,519	43%	470,567	30%	488,991	30%	467,952	78%	460,499	78%
Rhodium	132,079	6%	132,079	8%	141,118	9%
Gold	34,391	2%	34,391	2%	30,043	2%
PGM production 4E/2E	2,179,574	100%	1,576,507	100%	1,608,332	100%	603,067	100%	593,974	100%
Ruthenium	212,545	212,545	225,881
Iridium	52,547	52,547	55,592
Total 6E/2E	2,444,666	1,841,599	1,889,805	603,067	593,974

Recycling at US operations
Unit	Dec 2020	Dec 2019
Average catalyst fed/day	Tonne	26.4	26.9
Total processed	Tonne	9,675	9,829
Tolled	Tonne	795	1,919
Purchased	Tonne	8,881	7,909
PGM fed	Troy oz	840,170	853,130
PGM sold	Troy oz	673,893	750,087
PGM tolled returned	Troy oz	100,090	126,758

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 49

SA gold operations

			SA OPERATIONS
			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Dec 2020	41,226	4,202	37,024	1,224	-	1,569	5,326	1,409	499	-	4,569	26,630
		Dec 2019	41,498	4,084	37,414	898	8	1,489	5,868	1,622	867	75	4,253	26,418
Yield	g/t	Dec 2020	0.74	5.22	0.23	6.36	-	5.77	0.36	3.62	0.35	-	0.26	0.20
		Dec 2019	0.70	4.85	0.25	5.74	0.38	5.96	0.34	3.54	0.43	0.43	0.30	0.21
Gold produced	kg	Dec 2020	30,561	21,953	8,608	7,790	-	9,057	1,891	5,106	174	-	1,172	5,371
		Dec 2019	29,009	19,801	9,208	5,152	3	8,872	1,991	5,745	373	32	1,259	5,582
	oz	Dec 2020	982,559	705,805	276,754	250,454	-	291,189	60,797	164,162	5,594	-	37,681	172,682
		Dec 2019	932,659	636,616	296,043	165,640	96	285,241	64,012	184,706	11,992	1,029	40,478	179,465
Gold sold	kg	Dec 2020	30,136	21,551	8,585	7,554	-	8,887	1,865	5,110	176	-	1,125	5,419
		Dec 2019	28,743	19,534	9,209	5,093	3	8,800	2,029	5,608	370	33	1,255	5,552
	oz	Dec 2020	968,895	692,881	276,014	242,867	-	285,724	59,961	164,290	5,659	-	36,170	174,225
		Dec 2019	924,108	628,032	296,076	163,744	96	282,926	65,234	180,301	11,896	1,061	40,349	178,501
Price and costs
Gold price received	R/kg	Dec 2020	924,764			899,325		910,984		882,312		924,089		932,091
		Dec 2019	648,662			648,175		628,728		635,430		643,168		652,197
	US$/oz	Dec 2020	1,747			1,699		1,721		1,667		1,746		1,761
		Dec 2019	1,395			1,394		1,352		1,367		1,383		1,403
Operating cost[1]	R/t	Dec 2020	470	3,487	128	4,091	-	3,831	190	2,580	195	-	155	110
		Dec 2019	446	3,396	124	4,974	1,250	3,882	193	2,223	166	221	143	104
	US$/t	Dec 2020	29	212	8	249	-	233	12	157	12	-	9	7
		Dec 2019	31	235	9	344	86	268	13	154	11	15	10	7
	R/kg	Dec 2020	634,596	667,508	550,662	642,721	-	663,741	535,748	712,045	560,345	-	602,645	544,256
		Dec 2019	637,681	700,379	502,856	867,003	3,333,333	651,465	568,458	627,502	385,791	518,750	483,558	490,111
	US$/oz	Dec 2020	1,199	1,261	1,041	1,215	-	1,254	1,012	1,346	1,059	-	1,139	1,028
		Dec 2019	1,372	1,507	1,082	1,865	7,170	1,401	1,223	1,350	830	1,116	1,040	1,054
Adjusted EBITDA margin[2]	%	Dec 2020	28			27		29		18		(26)		41
		Dec 2019	(5)			(40)		(3)		(1)		(43)		24
All-in sustaining cost[3]	R/kg	Dec 2020	743,967			788,708		764,007		816,591		661,422		604,650
		Dec 2019	717,966			1,016,228		722,698		685,346		520,497		514,932
	US$/oz	Dec 2020	1,406			1,490		1,444		1,543		1,250		1,143
		Dec 2019	1,544			2,186		1,555		1,474		1,120		1,108
All-in cost[3]	R/kg	Dec 2020	756,351			788,708		778,460		816,629		661,422		613,176
		Dec 2019	735,842			1,016,228		732,755		685,698		520,497		521,956
	US$/oz	Dec 2020	1,429			1,490		1,471		1,543		1,250		1,159
		Dec 2019	1,583			2,186		1,576		1,475		1,120		1,123
Capital expenditure
Ore reserve development	Rm	Dec 2020	1,786.2			742.3		722.2		321.7		-		-
		Dec 2019	1,336.5			512.9		590.4		233.2		-		-
Sustaining capital		Dec 2020	966.5			186.5		392.0		93.1		-		294.9
		Dec 2019	514.4			163.0		238.1		70.5		-		42.8
Corporate and projects[4]		Dec 2020	244.0			-		155.4		0.2		-		46.2
		Dec 2019	214.7			-		108.9		2.1		-		39.0
Total capital expenditure	Rm	Dec 2020	2,996.6			928.8		1,269.6		415.0		-		341.1
		Dec 2019	2,065.6			675.9		937.4		305.8		-		81.8
	US$m	Dec 2020	182.0			56.4		77.1		25.2		-		20.7
		Dec 2019	142.9			46.8		64.8		21.1		-		5.7

Average exchange rates for the year ended 31 December 2020 and 31 December 2019 were R16.46/US and R14.46/US$, respectively

Figures may not add as they are rounded independently

1	Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the gold produced in the same period
2	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
3	All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Year”
4	Corporate project expenditure for the years ended 31 December 2020 and 31 December 2019 was R42.2 million (US$2.6 million) and R64.7 million (US$4.5 million), respectively, the majority of which related to various Corporate IT project and the Burnstone project

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 50

ALL-IN COSTS – YEAR

US and SA PGM operations

				US OPERATIONS	SA OPERATIONS
	R' million		Total US and SA PGM	Total US PGM[1]	Total SA PGM	Rustenburg	Marikana[2]	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Dec 2020	32,308.4	7,585.9	24,722.5	9,588.7	13,232.0	2,803.2	402.6	1,601.1	(2,905.1)
		Dec 2019	23,797.4	5,600.8	18,196.6	6,466.9	8,439.9	3,076.3	213.6	1,336.3	(1,336.4)
Royalties		Dec 2020	1,622.8	-	1,622.8	923.8	689.4	9.6	-	135.2	(135.2)
		Dec 2019	357.3	-	357.3	295.8	54.0	7.5	-	77.1	(77.1)
Carbon tax		Dec 2020	2.7	-	2.7	0.4	2.1	0.2	-	-	-
		Dec 2019	0.9	-	0.9	0.3	0.5	0.2	-	-	(0.1)
Community costs		Dec 2020	107.1	-	107.1	7.6	99.5	-	-	-	-
		Dec 2019	92.5	-	92.5	57.1	35.3	0.1	-	-	-
Inventory change[4]		Dec 2020	3,189.4	150.7	3,038.7	552.8	1,182.0	-	-	19.2	1,284.7
		Dec 2019	4,990.0	325.8	4,664.2	4,182.4	481.8	-	-	-	-
Share-based payments[5]		Dec 2020	100.6	54.2	46.4	18.6	21.1	6.7	-	-	-
		Dec 2019	53.4	53.4	-	-	-	-	-	-	-
Rehabilitation interest and amortisation[6]		Dec 2020	271.2	28.9	242.3	4.9	151.8	85.6	-	3.9	(3.9)
		Dec 2019	173.4	12.9	160.5	(8.9)	91.4	78.0	-	(4.3)	4.3
Leases		Dec 2020	63.9	4.7	59.2	14.1	35.3	9.8	-	-	-
		Dec 2019	48.5	2.4	46.1	13.8	23.7	8.6	-	-	-
Ore reserve development		Dec 2020	2,364.0	1,239.2	1,124.8	417.0	707.8	-	-	-	-
		Dec 2019	2,065.4	1,036.2	1,029.2	500.6	528.6	-	-	-	-
Sustaining capital expenditure		Dec 2020	1,846.8	794.7	1,052.1	325.6	515.2	187.8	23.3	413.9	(413.7)
		Dec 2019	1,524.9	321.7	1,203.2	316.3	660.4	212.8	13.3	343.1	(342.7)
Less: By-product credit[7]		Dec 2020	(6,626.9)	(1,183.3)	(5,443.6)	(1,394.9)	(3,614.3)	(443.1)	7.6	(407.9)	409.0
		Dec 2019	(4,221.3)	(619.6)	(3,601.7)	(1,758.1)	(1,313.5)	(529.2)	(0.9)	(334.8)	334.8
Total All-in-sustaining costs[8]		Dec 2020	35,250.0	8,675.0	26,575.0	10,458.6	13,021.9	2,659.8	433.5	1,765.4	(1,764.2)
		Dec 2019	28,882.4	6,733.6	22,148.8	10,066.2	9,002.1	2,854.3	226.0	1,417.4	(1,417.2)
Plus: Corporate cost, growth and capital expenditure		Dec 2020	2,437.6	2,384.9	52.7	-	33.0	-	19.7	-	-
		Dec 2019	2,060.9	2,035.0	25.9	1.8	10.7	-	13.4	-	-
Total All-in-costs[8]		Dec 2020	37,687.6	11,059.9	26,627.7	10,458.6	13,054.9	2,659.8	453.2	1,765.4	(1,764.2)
		Dec 2019	30,943.3	8,768.6	22,174.7	10,068.0	9,012.8	2,854.3	239.4	1,417.4	(1,417.2)
PGM production	4Eoz - 2Eoz	Dec 2020	2,179,574	603,067	1,576,507	561,574	656,475	196,847	38,841	122,770	-
		Dec 2019	2,202,306	593,974	1,608,332	697,640	507,598	265,007	20,535	117,552	-
	kg	Dec 2020	67,792	18,758	49,035	17,467	20,419	6,123	1,208	3,819	-
		Dec 2019	68,500	18,475	50,025	21,699	15,788	8,243	639	3,656	-
All-in-sustaining cost	R/4Eoz - R/2Eoz	Dec 2020	17,138	14,385	18,280	18,624	19,836	13,512	11,161	14,380	-
		Dec 2019	13,854	11,337	14,857	14,429	17,735	10,771	11,006	12,058	-
	US$/4Eoz - US$/2Eoz	Dec 2020	1,041	874	1,111	1,131	1,205	821	678	874	-
		Dec 2019	958	784	1,027	998	1,226	745	761	834	-
All-in-cost	R/4Eoz - R/2Eoz	Dec 2020	18,323	18,339	18,317	18,624	19,886	13,512	11,668	14,380	-
		Dec 2019	14,843	14,763	14,875	14,432	17,756	10,771	11,658	12,058	-
	US$/4Eoz - US$/2Eoz	Dec 2020	1,113	1,114	1,113	1,131	1,208	821	709	874	-
		Dec 2019	1,026	1,021	1,029	998	1,228	745	806	834	-

Average exchange rates for the year ended 31 December 2020 and 31 December 2019 were R16.46/US$ and R14.46/US$, respectively

Figures may not add as they are rounded independently

[1]

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown

2 The Marikana PGM operations’ results for the year ended 31 December 2019 are for seven months since acquisition

[3]

Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs and permitting costs. Corporate relates to the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit

4 Inventory adjustment in Corporate includes the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit

[5]	Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
[6]

Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production

7 The by-product credit of Marikana for the year ended December 2020 includes the benefit from the sale of concentrate purchased from Rustenburg, Kroondal and Platinum Mile of R1,674 million. The cost associated with the purchase and processing of the intercompany concentrate is included in the Marikana cost of sales, before amortisation and depreciation

[8]

All-in cost per ounce, was introduced in 2013 by the members of the World Gold Council. Sibanye-Stillwater has adopted the principle prescribed by the Council. This non-IFRS measure provides more transparency into the total costs associated with mining. The All-in cost per ounce metric provides relevant information to investors, governments, local communities and other stakeholders in understanding the economics of mining. This is especially true with reference to capital expenditure associated with developing and maintaining mines, which has increased significantly in recent years and is reflected in this metric. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period

Non-IFRS measures such as All-in sustaining cost and All-in cost are considered as pro forma financial information as per the JSE Listing Requirements. The pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, All-in sustaining cost and All-in cost should not be considered as a representation of financial performance. This pro forma financial information has been reported on by Ernst & Young Inc. in terms of ISAE 3420 and their unmodified report is available for inspection at the Company’s registered office

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 51

SA gold operations

			SA OPERATIONS
	R' million		Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Dec 2020	19,050.4	4,863.6	6,879.6	3,713.8	671.0	2,922.4	-
		Dec 2019	18,334.4	4,438.6	6,872.9	3,669.3	617.3	2,736.3	-
Royalties		Dec 2020	142.3	72.7	114.5	44.4	5.2	-	(94.5)
		Dec 2019	73.7	16.5	34.0	19.0	4.1	-	0.1
Carbon tax		Dec 2020	2.5	0.2	0.3	1.7	-	0.3	-
		Dec 2019	12.0	0.1	0.1	11.8	-	-	-
Community costs		Dec 2020	150.6	29.7	45.8	59.3	-	15.8	-
		Dec 2019	56.6	17.6	21.7	14.8	2.5	-	-
Share-based payments[2]		Dec 2020	50.2	11.2	13.4	9.6	-	16.0	-
		Dec 2019	64.2	-	-	-	-	64.2	-
Rehabilitation interest and amortisation[3]		Dec 2020	217.7	51.0	33.2	56.2	53.7	18.6	5.0
		Dec 2019	203.4	26.0	53.0	66.7	31.7	20.7	5.3
Leases		Dec 2020	78.2	8.1	18.2	20.9	15.5	15.5	-
		Dec 2019	61.1	8.1	20.9	15.4	16.7	-	-
Ore reserve development		Dec 2020	1,786.2	742.3	722.2	321.7	-	-	-
		Dec 2019	1,336.5	512.9	590.4	233.2	-	-	-
Sustaining capital expenditure		Dec 2020	966.5	186.5	392.0	93.1	-	294.9	-
		Dec 2019	514.4	163.0	238.1	70.5	-	42.8	-
Less: By-product credit		Dec 2020	(24.4)	(7.4)	(4.6)	(4.2)	(1.3)	(6.9)	-
		Dec 2019	(19.8)	(4.1)	(5.0)	(3.7)	(1.9)	(5.1)	-
Total All-in-sustaining costs[4]		Dec 2020	22,420.2	5,957.9	8,214.6	4,316.5	744.1	3,276.6	(89.5)
		Dec 2019	20,636.5	5,178.7	7,826.1	4,097.0	670.4	2,858.9	5.4
Plus: Corporate cost, growth and capital expenditure		Dec 2020	373.2	-	155.4	0.2	-	46.2	171.4
		Dec 2019	513.8	-	108.9	2.1	-	39.0	363.8
Total All-in-costs[4]		Dec 2020	22,793.4	5,957.9	8,370.0	4,316.7	744.1	3,322.8	81.9
		Dec 2019	21,150.3	5,178.7	7,935.0	4,099.1	670.4	2,897.9	369.2
Gold sold	kg	Dec 2020	30,136	7,554	10,752	5,286	1,125	5,419	-
		Dec 2019	28,743	5,096	10,829	5,978	1,288	5,552	-
	oz	Dec 2020	968,895	242,867	345,685	169,949	36,170	174,225	-
		Dec 2019	924,108	163,840	348,160	192,197	41,410	178,501	-
All-in-sustaining cost	R/kg	Dec 2020	743,967	788,708	764,007	816,591	661,422	604,650	-
		Dec 2019	717,966	1,016,228	722,698	685,346	520,497	514,932	-
	US$/oz	Dec 2020	1,406	1,490	1,444	1,543	1,250	1,143	-
		Dec 2019	1,544	2,186	1,555	1,474	1,120	1,108	-
All-in-cost	R/kg	Dec 2020	756,351	788,708	778,460	816,629	661,422	613,176	-
		Dec 2019	735,842	1,016,228	732,755	685,698	520,497	521,956	-
	US$/oz	Dec 2020	1,429	1,490	1,471	1,543	1,250	1,159	-
		Dec 2019	1,583	2,186	1,576	1,475	1,120	1,123	-
22.

Average exchange rates for the year ended 31 December 2020 and 31 December 2019 were R16.46/US$ and R14.46/US$, respectively

Figures may not add as they are rounded independently

1 Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs and permitting costs

[2]	Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
[3]

Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production

[4]

All-in cost per ounce, was introduced in 2013 by the members of the World Gold Council. Sibanye-Stillwater has adopted the principle prescribed by the Council. This non-IFRS measure provides more transparency into the total costs associated with mining. The All-in cost per ounce metric provides relevant information to investors, governments, local communities and other stakeholders in understanding the economics of mining. This is especially true with reference to capital expenditure associated with developing and maintaining mines, which has increased significantly in recent years and is reflected in this metric. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period

Non-IFRS measures such as All-in sustaining cost and All-in cost are considered as pro forma financial information as per the JSE Listing Requirements. The pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, All-in sustaining cost and All-in cost should not be considered as a representation of financial performance. This pro forma financial information has been reported on by Ernst & Young Inc. in terms of ISAE 3420 and their unmodified report is available for inspection at the Company’s registered office

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 52

SALIENT FEATURES AND COST BENCHMARKS – QUARTERS

US and SA PGM operations

				US OPERATIONS	SA OPERATIONS
			Total US and SA PGM operations	Total US PGM	Total SA PGM			Rustenburg		Marikana		Kroondal	Plat Mile	Mimosa
Attributable				Underground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu- table	Surface	Attribu- table
Production
Tonnes milled/treated	000't	Dec 2020	10,061	389	9,672	4,748	4,924	1,686	1,361	1,796	927	912	2,636	354
		Sep 2020	9,570	371	9,199	4,229	4,970	1,546	1,446	1,526	976	795	2,548	362
Plant head grade	g/t	Dec 2020	2.52	13.75	2.06	3.37	0.80	3.45	1.02	3.69	0.87	2.50	0.67	3.62
		Sep 2020	2.42	13.62	1.96	3.31	0.82	3.25	0.98	3.72	0.87	2.49	0.71	3.60
Plant recoveries	%	Dec 2020	79.67	91.21	76.48	84.88	42.53	87.88	40.65	84.75	43.01	83.37	21.83	74.87
		Sep 2020	77.30	91.02	73.67	84.40	36.82	86.14	34.59	85.26	41.98	83.75	17.58	75.35
Yield	g/t	Dec 2020	2.00	12.54	1.58	2.86	0.34	3.03	0.41	3.13	0.37	2.08	0.15	2.71
		Sep 2020	1.87	12.40	1.44	2.79	0.30	2.80	0.34	3.17	0.37	2.09	0.12	2.71
PGM production[2,7]	4Eoz - 2Eoz	Dec 2020	648,456	157,492	490,964	436,802	54,162	164,345	18,143	180,499	23,622	61,113	12,397	30,845
		Sep 2020	575,550	147,835	427,715	379,478	48,237	139,144	15,760	155,463	22,254	53,299	10,223	31,572
PGM sold	4Eoz - 2Eoz	Dec 2020	607,460	166,430	441,030	413,733	27,297	120,858	14,900	189,095		61,113	12,397	42,667
		Sep 2020	510,194	143,716	366,478	349,285	17,193	115,662	6,970	149,149		53,299	10,223	31,175
Price and costs[3]
Average PGM basket price[4]	R/4Eoz - R/2Eoz	Dec 2020	37,783	31,735	40,310	41,053	35,037	41,049	29,822	39,741		44,648	33,000	33,237
		Sep 2020	35,416	32,095	36,840	37,605	30,453	37,878	26,818	36,141		40,595	22,541	31,936
	US$/4Eoz - US$/2Eoz	Dec 2020	2,420	2,033	2,582	2,630	2,244	2,630	1,910	2,546		2,860	2,114	2,129
		Sep 2020	2,094	1,898	2,179	2,224	1,801	2,240	1,586	2,137		2,401	1,333	1,889
Operating cost[5]	R/t	Dec 2020	979	5,076	808	1,615	88	1,540	235	1,366		857	44	1,129
		Sep 2020	1,072	5,192	899	1,953	79	1,558	183	1,772		892	51	1,204
	US$/t	Dec 2020	63	325	52	103	6	99	15	87		55	3	72
		Sep 2020	63	307	53	115	5	92	11	105		53	3	71
	R/4Eoz - R/2Eoz	Dec 2020	15,393	12,538	16,369	17,483	8,022	15,801	17,605	18,218		12,793	9,293	12,958
		Sep 2020	18,148	13,030	20,058	21,706	8,170	17,314	16,751	24,947		13,302	12,716	13,800
	US$/4Eoz - US$/2Eoz	Dec 2020	986	803	1,049	1,120	514	1,012	1,128	1,167		820	595	830
		Sep 2020	1,073	771	1,186	1,284	483	1,024	991	1,475		787	752	816
All-in sustaining cost[6]	R/4Eoz - R/2Eoz	Dec 2020	17,034	13,911	18,102			17,153		20,876		13,295	10,027	13,782
		Sep 2020	16,392	14,803	16,985			18,864		16,779		12,805	13,880	15,450
	US$/4Eoz - US$/2Eoz	Dec 2020	1,091	891	1,160			1,099		1,337		852	642	883
		Sep 2020	969	875	1,004			1,116		992		757	821	914
All-in cost[6]	R/4Eoz - R/2Eoz	Dec 2020	17,817	16,904	18,130			17,153		20,938		13,295	10,027	13,782
		Sep 2020	17,543	18,997	17,001			18,864		16,814		12,805	13,880	15,450
	US$/4Eoz - US$/2Eoz	Dec 2020	1,141	1,083	1,161			1,099		1,341		852	642	883
		Sep 2020	1,037	1,123	1,005			1,116		994		757	821	914
Capital expenditure[3]
Ore reserve development	Rm	Dec 2020	701.6	320.1	381.5			151.4		230.1		-	-	-
		Sep 2020	607.1	301.7	305.4			107.1		198.3		-	-	-
Sustaining capital		Dec 2020	744.3	254.0	490.3			130.8		260.5		88.6	10.4	129.1
		Sep 2020	444.3	238.4	205.9			57.1		102.9		37.8	8.1	129.5
Corporate and projects		Dec 2020	-	-	-			-		-		-	-	-
		Sep 2020	620.0	620.0	-			-		-		-	-	-
Total capital expenditure	Rm	Dec 2020	1,917.2	1,045.4	871.8			282.2		490.6		88.6	10.4	129.1
		Sep 2020	1,671.4	1,160.1	511.3			164.2		301.2		37.8	8.1	129.5
	US$m	Dec 2020	122.8	67.0	55.9			18.1		31.4		5.7	0.7	8.3
		Sep 2020	98.8	68.6	30.2			9.7		17.8		2.2	0.5	7.7

Average exchange rates for the quarters ended 31 December 2020 and 30 September 2020 were R15.61/US$ and R16.91/US$, respectively

Figures may not add as they are rounded independently

[1]

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into  rand. In addition to the US PGM operations’ underground production, the operation processes recycling material which is excluded from the statistics shown above

2   Production per product – see prill split in the table below

[3]	The Group and total SA PGM operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
[4]	The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
[5]

Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period.  The operating cost of Marikana operation includes the purchase of concentrate from Rustenburg, Kroondal and Platinum Mile

[6]

All-in cost is calculated in accordance with the World Gold Council guidance.  All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period.  For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”

7    The Marikana PGM production includes the processing of 12,439 4Eoz and 10,781 4Eoz third party concentrate purchases for the quarters ended 31 December 2020 and 30 September 2020, respectively

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 53

Mining - Prill split excluding recycling operation
	GROUP		SA OPERATIONS				US OPERATIONS
	Dec 2020		Dec 2020		Sep 2020		Dec 2020		Sep 2020
		%		%		%		%		%
Platinum	326,898	50%	291,473	59%	255,268	60%	35,425	22%	33,138	22%
Palladium	269,690	42%	147,623	30%	127,155	30%	122,067	78%	114,697	78%
Rhodium	41,765	6%	41,765	9%	35,600	8%
Gold	10,103	2%	10,103	2%	9,692	2%
PGM production 4E/2E	648,456	100%	490,964	100%	427,715	100%	157,492	100%	147,835	100%
Ruthenium	65,454		65,454		56,991
Iridium	16,214		16,214		14,039
Total 6E/2E	730,124		572,632		498,745		157,492		147,835

Recycling at US operations
	Unit	Dec 2020	Sep 2020
Average catalyst fed/day	Tonne	30.5	24.5
Total processed	Tonne	2,803	2,254
Tolled	Tonne	83	103
Purchased	Tonne	2,721	2,151
PGM fed	3Eoz	240,037	202,661
PGM sold	3Eoz	206,115	113,225
PGM tolled returned	3Eoz	12,370	24,585

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 54

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Dec 2020	11,170	1,265	9,905	373	-	478	1,411	414	234	-	1,187	7,073
		Sep 2020	11,399	1,213	10,186	387	-	472	1,450	354	165	-	1,311	7,260
Yield	g/t	Dec 2020	0.81	5.22	0.24	6.72	-	5.46	0.39	3.57	0.37	-	0.27	0.21
		Sep 2020	0.79	5.46	0.23	6.26	-	6.10	0.32	3.73	0.39	-	0.25	0.21
Gold produced	kg	Dec 2020	9,020	6,599	2,421	2,507	-	2,612	545	1,480	86	-	320	1,470
		Sep 2020	8,987	6,624	2,363	2,424	-	2,881	457	1,319	64	-	328	1,514
	oz	Dec 2020	290,000	212,163	77,837	80,602	-	83,978	17,522	47,583	2,765	-	10,288	47,262
		Sep 2020	288,938	212,966	75,972	77,933	-	92,626	14,693	42,407	2,058	-	10,545	48,676
Gold sold	kg	Dec 2020	8,933	6,586	2,347	2,551	-	2,536	505	1,499	93	-	265	1,484
		Sep 2020	8,726	6,349	2,377	2,230	-	2,865	463	1,254	58	-	334	1,522
	oz	Dec 2020	287,203	211,745	75,458	82,017	-	81,534	16,236	48,194	2,990	-	8,520	47,712
		Sep 2020	280,547	204,125	76,422	71,696	-	92,112	14,886	40,317	1,865	-	10,738	48,933
Price and costs
Gold price received	R/kg	Dec 2020	932,341			934,379		928,182		921,043		937,736		948,518
		Sep 2020	1,002,945			1,004,843		1,001,683		962,652		1,025,749		1,031,406
	US$/oz	Dec 2020	1,858			1,862		1,849		1,835		1,868		1,890
		Sep 2020	1,845			1,848		1,842		1,771		1,887		1,897
Operating cost[1]	R/t	Dec 2020	454	2,970	133	3,410	-	3,181	173	2,329	188	-	169	117
		Sep 2020	473	3,383	127	3,683	-	3,626	190	2,732	207	-	149	108
	US$/t	Dec 2020	29	190	9	218	-	204	11	149	12	-	11	7
		Sep 2020	28	200	8	218	-	214	11	162	12	-	9	6
	R/kg	Dec 2020	562,262	569,268	543,164	507,379	-	582,198	447,706	651,351	511,628	-	627,188	562,109
		Sep 2020	600,033	619,520	545,408	587,995	-	594,030	604,376	733,131	532,813	-	594,817	517,437
	US$/oz	Dec 2020	1,120	1,134	1,082	1,011	-	1,160	892	1,298	1,019	-	1,250	1,120
		Sep 2020	1,104	1,140	1,003	1,082	-	1,093	1,112	1,348	980	-	1,094	952
All-in sustaining cost[2]	R/kg	Dec 2020	693,574			665,778		727,425		782,538		693,208		617,183
		Sep 2020	715,345			741,525		718,630		847,561		648,503		591,393
	US$/oz	Dec 2020	1,382			1,327		1,449		1,559		1,381		1,230
		Sep 2020	1,316			1,364		1,322		1,559		1,193		1,088
All-in cost[2]	R/kg	Dec 2020	710,332			665,778		750,871		782,538		693,208		626,146
		Sep 2020	726,782			741,525		729,447		847,561		648,503		608,016
	US$/oz	Dec 2020	1,415			1,327		1,496		1,559		1,381		1,248
		Sep 2020	1,337			1,364		1,342		1,559		1,193		1,118
Capital expenditure
Ore reserve development	Rm	Dec 2020	571.6			233.5		233.2		104.9		-		-
		Sep 2020	529.8			233.1		215.2		81.5		-		-
Sustaining capital		Dec 2020	349.0			52.9		189.8		37.9		-		68.4
		Sep 2020	257.9			54.9		88.0		19.9		-		95.1
Corporate and projects[3]		Dec 2020	110.9			-		71.3		-		-		13.3
		Sep 2020	69.8			-		36.0		-		-		25.3
Total capital expenditure	Rm	Dec 2020	1,031.5			286.4		494.3		142.8		-		81.7
		Sep 2020	857.5			288.0		339.2		101.4		-		120.4
	US$m	Dec 2020	66.1			18.3		31.7		9.1		-		5.2
		Sep 2020	50.7			17.0		20.1		6.0		-		7.1

Average exchange rates for the quarters ended 31 December 2020 and 30 September 2020 were R15.61/US$ and R16.91/US$, respectively

Figures may not add as they are rounded independently

1	Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the gold produced in the same period
2	All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
3	Corporate project expenditure for the quarters ended 31 December 2020 and 30 September 2020 was R26.3 million (US$1.7 million) and R8.5 million (US$0.5 million), respectively, the majority of which related to various Corporate IT projects and the Burnstone project

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 55

ALL-IN COSTS – QUARTER

US and SA PGM operations

				US OPERATIONS	SA OPERATIONS
	R' million		Total US and SA PGM	Total US PGM[1]	Total SA PGM	Rustenburg	Marikana	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[2]		Dec 2020	8,145.8	2,007.0	6,138.8	2,278.1	2,989.8	832.3	115.2	564.6	(641.2)
		Sep 2020	8,374.5	1,865.4	6,509.1	2,479.1	3,424.7	760.9	130.0	462.5	(748.1)
Royalties		Dec 2020	794.0	-	794.0	275.5	515.7	2.8	-	55.5	(55.5)
		Sep 2020	444.2	-	444.2	326.7	114.1	3.4	-	30.6	(30.6)
Carbon tax		Dec 2020	0.7	-	0.7	0.1	0.5	0.1	-	-	-
		Sep 2020	0.7	-	0.7	0.1	0.5	0.1	-	-	-
Community costs		Dec 2020	27.7	-	27.7	(4.7)	32.4	-	-	-	-
		Sep 2020	46.0	-	46.0	(4.7)	50.7	-	-	-	-
Inventory change[3]		Dec 2020	1,635.9	(32.3)	1,668.2	782.5	809.1	-	-	(164.9)	241.5
		Sep 2020	1,654.8	60.9	1,593.9	265.1	1,043.1	-	-	(26.8)	312.5
Share-based payments[4]		Dec 2020	31.3	18.1	13.2	5.3	5.9	2.0	-	-	-
		Sep 2020	41.0	20.0	21.0	8.6	10.6	1.8	-	-	-
Rehabilitation interest and amortisation[5]		Dec 2020	76.3	6.9	69.4	4.0	39.9	25.5	-	0.8	(0.8)
		Sep 2020	67.5	7.4	60.1	1.2	38.9	20.0	-	1.0	(1.0)
Leases		Dec 2020	15.9	0.7	15.2	3.6	9.4	2.2	-	-	-
		Sep 2020	14.8	0.6	14.2	3.5	8.5	2.2	-	-	-
Ore reserve development		Dec 2020	701.6	320.1	381.5	151.4	230.1	-	-	-	-
		Sep 2020	607.1	301.7	305.4	107.1	198.3	-	-	-	-
Sustaining capital expenditure		Dec 2020	744.3	254.0	490.3	130.8	260.5	88.6	10.4	129.1	(129.1)
		Sep 2020	444.3	238.4	205.9	57.1	102.9	37.8	8.1	129.5	(129.5)
Less: By-product credit[6]		Dec 2020	(1,653.4)	(383.6)	(1,269.8)	(496.4)	(632.1)	(141.0)	(1.3)	(160.0)	161.0
		Sep 2020	(2,777.9)	(306.0)	(2,471.9)	(321.7)	(2,010.3)	(143.7)	3.8	(109.0)	109.0
Total All-in-sustaining costs[7]		Dec 2020	10,520.1	2,190.9	8,329.2	3,130.2	4,261.2	812.5	124.3	425.1	(424.1)
		Sep 2020	8,917.0	2,188.4	6,728.6	2,922.1	2,982.0	682.5	141.9	487.8	(487.7)
Plus: Corporate cost, growth and capital expenditure		Dec 2020	484.0	471.3	12.7	-	12.7	-	-	-	-
		Sep 2020	626.2	620.0	6.2	-	6.2	-	-	-	-
Total All-in-costs[7]		Dec 2020	11,004.1	2,662.2	8,341.9	3,130.2	4,273.9	812.5	124.3	425.1	(424.1)
		Sep 2020	9,543.2	2,808.4	6,734.8	2,922.1	2,988.2	682.5	141.9	487.8	(487.7)
PGM production	4Eoz - 2Eoz	Dec 2020	648,456	157,492	490,964	182,488	204,121	61,113	12,397	30,845	-
		Sep 2020	575,550	147,835	427,715	154,904	177,717	53,299	10,223	31,572	-
	kg	Dec 2020	20,169	4,899	15,271	5,676	6,349	1,901	386	959	-
		Sep 2020	17,902	4,598	13,303	4,818	5,528	1,658	318	982	-
All-in-sustaining cost	R/4Eoz - R/2Eoz	Dec 2020	17,034	13,911	18,102	17,153	20,876	13,295	10,027	13,782	-
		Sep 2020	16,392	14,803	16,985	18,864	16,779	12,805	13,880	15,450	-
	US$/4Eoz - US$/2Eoz	Dec 2020	1,091	891	1,160	1,099	1,337	852	642	883	-
		Sep 2020	969	875	1,004	1,116	992	757	821	914	-
All-in-cost	R/4Eoz - R/2Eoz	Dec 2020	17,817	16,904	18,130	17,153	20,938	13,295	10,027	13,782	-
		Sep 2020	17,543	18,997	17,001	18,864	16,814	12,805	13,880	15,450	-
	US$/4Eoz - US$/2Eoz	Dec 2020	1,141	1,083	1,161	1,099	1,341	852	642	883	-
		Sep 2020	1,037	1,123	1,005	1,116	994	757	821	914	-

Average exchange rates for the quarters ended 31 December 2020 and 30 September 2020 were R15.61/US$ and R16.91/US$, respectively

Figures may not add as they are rounded independently

[1]

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown

[2]

Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs and permitting costs. Corporate relates to the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit

3 Inventory adjustment in Corporate includes the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit

[4]	Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
[5]

Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production

6 The 2020 by-product credit of Marikana for the quarter ended 30 September includes the benefit from the sale of concentrate purchased from Rustenburg, Kroondal and Platinum Mile of R1,546 million. The cost associated with the purchase and processing of the intercompany concentrate is included in the Marikana cost of sales, before amortisation and depreciation

[7]

All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 56

SA gold operations

			SA OPERATIONS
	R' million		Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Dec 2020	5,059.9	1,327.6	1,704.0	1,035.2	161.8	831.3	-
		Sep 2020	5,305.5	1,330.6	2,018.3	960.4	201.0	795.2	-
Royalties		Dec 2020	65.4	50.7	54.5	20.5	1.2	-	(61.5)
		Sep 2020	35.8	11.2	41.8	14.2	1.7	-	(33.1)
Carbon tax		Dec 2020	0.6	-	0.1	0.4	-	0.1	-
		Sep 2020	0.5	-	0.1	0.4	-	-	-
Community costs		Dec 2020	66.4	19.3	22.3	21.3	-	3.5	-
		Sep 2020	24.9	3.4	7.8	13.7	-	-	-
Share-based payments[2]		Dec 2020	14.4	3.2	3.8	2.9	-	4.5	-
		Sep 2020	19.7	5.4	6.2	4.4	-	3.7	-
Rehabilitation interest and amortisation[3]		Dec 2020	52.3	11.4	1.2	13.9	18.0	6.5	1.3
		Sep 2020	58.5	15.5	11.5	15.2	10.3	4.7	1.3
Leases		Dec 2020	23.6	2.1	4.5	10.1	3.1	3.8	-
		Sep 2020	17.5	2.0	4.4	3.5	3.9	3.7	-
Ore reserve development		Dec 2020	571.6	233.5	233.2	104.9	-	-	-
		Sep 2020	529.8	233.1	215.2	81.5	-	-	-
Sustaining capital expenditure		Dec 2020	349.0	52.9	189.8	37.9	-	68.4	-
		Sep 2020	257.9	54.9	88.0	19.9	-	95.1	-
Less: By-product credit		Dec 2020	(7.5)	(2.3)	(1.3)	(1.3)	(0.4)	(2.2)	-
		Sep 2020	(8.0)	(2.5)	(1.7)	(1.2)	(0.3)	(2.3)	-
Total All-in-sustaining costs[4]		Dec 2020	6,195.7	1,698.4	2,212.1	1,245.8	183.7	915.9	(60.2)
		Sep 2020	6,242.1	1,653.6	2,391.6	1,112.0	216.6	900.1	(31.8)
Plus: Corporate cost, growth and capital expenditure		Dec 2020	149.7	-	71.3	-	-	13.3	65.1
		Sep 2020	99.8	-	36.0	-	-	25.3	38.5
Total All-in-costs[4]		Dec 2020	6,345.4	1,698.4	2,283.4	1,245.8	183.7	929.2	4.9
		Sep 2020	6,341.9	1,653.6	2,427.6	1,112.0	216.6	925.4	6.7
Gold sold	kg	Dec 2020	8,933	2,551	3,041	1,592	265	1,484	-
		Sep 2020	8,726	2,230	3,328	1,312	334	1,522	-
	oz	Dec 2020	287,203	82,017	97,770	51,184	8,520	47,712	-
		Sep 2020	280,547	71,696	106,998	42,182	10,738	48,933	-
All-in-sustaining cost	R/kg	Dec 2020	693,574	665,778	727,425	782,538	693,208	617,183	-
		Sep 2020	715,345	741,525	718,630	847,561	648,503	591,393	-
	US$/oz	Dec 2020	1,382	1,327	1,449	1,559	1,381	1,230	-
		Sep 2020	1,316	1,364	1,322	1,559	1,193	1,088	-
All-in-cost	R/kg	Dec 2020	710,332	665,778	750,871	782,538	693,208	626,146	-
		Sep 2020	726,782	741,525	729,447	847,561	648,503	608,016	-
	US$/oz	Dec 2020	1,415	1,327	1,496	1,559	1,381	1,248	-
		Sep 2020	1,337	1,364	1,342	1,559	1,193	1,118	-

Average exchange rates for the quarters ended 31 December 2020 and 30 September 2020 were R15.61/US$ and R16.91/US$, respectively

Figures may not add as they are rounded independently

1 Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs and permitting costs

[2]	Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
[3]

Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production

[4]

All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period

ADJUSTED EBITDA RECONCILIATION - QUARTERS

Figures are in millions unless otherwise stated

	Quarter ended Dec 2020					Quarter ended Sep 2020
Figures in million - SA rand	US PGM	SA PGM	SA Gold	Corporate	Total	US PGM	SA PGM	SA Gold	Corporate	Total
Profit/(loss) before royalties and tax	2,969.0	10,181.8	485.8	(304.7)	13,331.9	2,293.2	9,264.6	375.4	(225.4)	11,707.8
Adjusted for:					-
Amortisation and depreciation	699.8	650.0	798.0	-	2,147.8	698.1	518.4	784.5	-	2,001.0
Interest income	(100.3)	(65.1)	(168.9)	-	(334.3)	(52.9)	(46.7)	(127.4)	-	(227.0)
Finance expense	234.6	164.7	187.1	83.3	669.7	245.0	150.2	296.5	79.9	771.6
Share-based payments	36.1	42.6	69.8	-	148.5	22.9	26.5	17.0	-	66.4
Loss/(gain) on financial instruments	-	2,066.7	(308.1)	-	1,758.6	2.9	54.8	2,187.6	-	2,245.3
Loss/(gain) on foreign exchange differences	11.7	(1,175.0)	408.5	-	(754.8)	(0.3)	213.1	(173.6)	-	39.2
Share of results of equity-accounted investees after tax	-	(697.5)	(51.2)	-	(748.7)	-	(304.0)	(163.3)	-	(467.3)
Other non-cash cost/(income)	30.2	(424.2)	(18.0)	-	(412.0)	-	-	-	-	-
(Loss)/gain on disposal of property, plant and equipment	0.8	(33.2)	(3.4)	-	(35.8)	-	(27.2)	(7.1)	-	(34.3)
(Reversal of impairments)/Impairments	(0.1)	(2.3)	(119.7)	-	(122.1)	0.2	-	-	-	0.2
Restructuring cost	7.8	39.4	59.2	-	106.4	-	25.3	47.5	-	72.8
IFRS 16 lease payments	(0.6)	(15.2)	(25.1)	-	(40.9)	(0.7)	(14.2)	(18.9)	-	(33.8)
Loss on settlement of US$ Convertible bond	-	-	1,506.7	-	1,506.7	-	-	-	-	-
Other non-recurring (income)/costs	(34.5)	4.6	48.5	39.2	57.8	18.3	(573.7)	-	5.6	(549.8)
Adjusted EBITDA	3,854.5	10,737.3	2,869.2	(182.2)	17,278.8	3,226.7	9,287.1	3,218.2	(139.9)	15,592.1

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 57

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking meters, which are reported separately where appropriate.

US PGM operations		Dec 2020 quarter		Sep 2020 quarter		Year ended 31 December 2020
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Stillwater	Unit
Primary development (off reef)	(m)	1,678	363	1,875	369	6,794	1,810
Secondary development	(m)	3,971	1,497	3,602	1,153	13,538	4,896

PGM operations		Dec 2020 quarter					Sep 2020 quarter					Year ended 31 December 2020
	Reef		Batho-pele	Thembe-lani	Khuse-leka	Siphume-lele		Batho-pele	Thembe-lani	Khuse-leka	Siphume-lele		Batho-pele	Thembe-lani	Khuse-leka	Siphume-lele
Rustenburg	Unit
Advanced	(m)		434	1,655	3,169	893		491	840	2,449	673		1,288	3,863	8,617	2,637
Advanced on reef	(m)		434	813	1,096	534		491	649	895	412		1,288	2,069	2,951	1,437
Height	(cm)		223	280	283	266		213	236	285	268		215	274	284	255
Average value	(g/t)		2.4	2.4	2.3	3.2		2.4	2.3	2.2	3.1		2.4	2.4	2.3	3.1
	(cm.g/t)		535	680	649	842		515	545	632	820		515	653	648	787
		Dec 2020 quarter					Sep 2020 quarter					Year ended 31 December 2020
	Reef	K3	Row- land	Saffy	E3	4B	K3	Row- land	Saffy	E3	4B	K3	Row- land	Saffy	E3	4B
Marikana	Unit
Primary development	(m)	9,468	6,312	5,163	1,145	1,597	7,579	4,864	5,288	1,081	1,463	27,297	17,808	16,484	3,715	5,327
Primary development - on reef	(m)	7,340	4,909	3,621	795	1,101	6,025	3,837	3,593	735	1,011	21,506	14,011	11,170	2,628	3,709
Height	(cm)	216	219	219	219	222	218	220	218	215	221	217	219	219	219	220
Average value	(g/t)	3.0	2.8	2.7	3.0	2.6	3.1	2.6	2.7	2.6	2.4	3.1	2.7	2.7	2.7	2.5
	(cm.g/t)	643	603	589	662	583	683	578	587	555	526	679	587	584	594	558
		Dec 2020 quarter					Sep 2020 quarter					Year ended 31 December 2020
	Reef	Kopa-neng	Simun- ye	Bamba-nani	Kwezi	K6	Kopa-neng	Simun- ye	Bamba-nani	Kwezi	K6	Kopa-neng	Simun- ye	Bamba-nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)	421	480	655	601	352	647	110	679	552	367	2,101	853	2,198	1,757	1,456
Advanced on reef	(m)	373	-	578	382	337	444	6	671	393	367	1,307	194	2,061	992	1,302
Height	(cm)	246	356	211	205	233	244	226	215	210	244	247	285	211	210	239
Average value	(g/t)	2.0	-	2.3	2.1	2.6	1.4	0.1	2.8	2.2	2.5	1.8	1.0	2.7	2.2	2.4
	(cm.g/t)	496	-	474	436	600	333	24	600	463	612	441	278	567	462	569

SA gold operations		Dec 2020 quarter					Sep 2020 quarter					Year ended 31 December 2020
	Reef			Carbon leader	Main	VCR			Carbon leader	Main	VCR			Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)			940	275	1,406			757	354	1,220			2,789	1,013	3,862
Advanced on reef	(m)			262	127	273			138	144	145			573	442	544
Channel width	(cm)			50	57	77			65	63	61			67	62	81
Average value	(g/t)			19.8	10.0	45.8			19.4	9.8	48.7			15.7	10.1	34.9
	(cm.g/t)			992	567	3,507			1,267	621	2,964			1,042	633	2,813
		Dec 2020 quarter					Sep 2020 quarter					Year ended 31 December 2020
	Reef		Kloof	Main	Libanon	VCR		Kloof	Main	Libanon	VCR		Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)		1,389	546		1,429		1,299	508		1,340		4,147	1,696	69	4,846
Advanced on reef	(m)		349	186		164		275	196		209		931	499	50	694
Channel width	(cm)		152	96		102		175	139		127		154	116	177	109
Average value	(g/t)		7.2	11.6		17.6		4.7	10.6		13.9		6.0	11.1	6.2	11.5
	(cm.g/t)		1,097	1,112		1,785		828	1,476		1,771		915	1,289	1,090	1,249
		Dec 2020 quarter					Sep 2020 quarter					Year ended 31 December 2020
	Reef				Beatrix	Kalkoen-krans				Beatrix	Kalkoen-krans				Beatrix	Kalkoen-krans
Beatrix	Unit
Advanced	(m)				2,708	154				1,750	135				8,413	514
Advanced on reef	(m)				914	94				854	23				3,102	210
Channel width	(cm)				145	180				156	205				157	161
Average value	(g/t)				9.8	7.5				8.3	4.2				9.3	13.1
	(cm.g/t)				1,429	1,348				1,297	861				1,458	2,109

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 58

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED

(“Sibanye-Stillwater”, “the Company” and/or “the Group”)

Incorporated in the Republic of South Africa

Registration number 2014/243852/06

Share codes: SSW and SBSW

Issuer code: SSW

ISIN: ZAE000259701

LISTINGS

JSE: SSW

NYSE: SBSW

WEBSITE

www.sibanyestillwater.com

REGISTERED AND CORPORATE OFFICE

Constantia Office Park

Bridgeview House, Building 11, Ground Floor,

Cnr 14th Avenue & Hendrik Potgieter Road

Weltevreden Park 1709

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President: Investor Relations

Cell: +27 83 453 4014

Email: james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com

CORPORATE SECRETARY

Lerato Matlosa

Email: lerato.matlosa@sibanyestillwater.com

DIRECTORS

Thabo Vincent Maphai[1,2] (Chairman)

Neal Froneman[2] (CEO)

Charl Keyter[2] (CFO)

Elaine Dorward-King[1,3]

Harry Kenyon-Slaney[1,2]

Jerry Vilakazi[1,2]

Keith Rayner[1,2]

Nkosemntu Nika[1,2]

Richard Menell[1,2,5]

Savannah Danson[1,2]

Susan van der Merwe[1,2]

Timothy Cumming[1,2]

Sindiswa Victoria Zilwa[1,4]

[1] Independent non-executive

[2] Appointed 24 February 2020

[3] Appointed 27 March 2020

[4] Appointed 1 January 2021

[5] Lead independent director

JSE SPONSOR

JP Morgan Equities South Africa Proprietary Limited

Registration number : 1995/011815/07

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

AUDITORS

Ernst & Young Inc. (EY)

102 Rivonia Road

Sandton

2146

South Africa

Tel: +27 11 772 3000

Private Bag X14

Sandton 2146

South Africa

AMERICAN DEPOSITORY

RECEIPTS TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

US toll-free: +1 888 269 2377

Tel: +1 201 680 6825

Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email: tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

FORWARD-LOOKING STATEMENTS

The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans (HDSAs) in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2019 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2019.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2020 61